As filed with the Securities and Exchange Commission on December 1, 2004
File No. 0-50933

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10/ A

Amendment No. 1

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

Orbimage Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	54-1660268
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

21700 Atlantic Boulevard Dulles, VA (Address of principal executive office)	20166 (Zip Code)

Registrant’s telephone number, including area code:

(703) 480-7500

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

NOT APPLICABLE	NOT APPLICABLE

Securities to be registered pursuant to Section 12(g) of the Act:

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of class)

		Page

Item 1.	Business	2

Item 2.	Financial Information	17

Item 3.	Properties	30

Item 4.	Security Ownership of Certain Beneficial Owners and Management	30

Item 5.	Directors and Executive Officers	33

Item 6.	Executive Compensation	36

Item 7.	Certain Relationships and Related Transactions	39

Item 8.	Legal Proceedings	40

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Security Holder Matters	40

Item 10.	Recent Sales of Unregistered Securities	41

Item 11.	Description of Registrant’s Securities to be Registered	41

Item 12.	Indemnification of Directors and Officers	42

Item 13.	Financial Statements and Supplementary Data	43

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	43

Item 15.	Financial Statements and Exhibits	44
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EX-4.2.1
EX-4.5
EX-4.6
EX-10.1
EX-10.1.1
EX-10.2
EX-10.2.1
EX-10.2.2
EX-10.2.3
EX-10.3
EX-10.11
EX-16

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document.

      As used in this Form 10, unless the context otherwise requires, the terms “we,” “us,” “our” and the “Company” refer to ORBIMAGE Inc., a Delaware corporation.

Item 1.	Business

BUSINESS

Overview

      ORBIMAGE is a leading provider of global space-based imagery of the earth. We provide our customers high-resolution and low-resolution imagery, imagery-derived products and image processing services.

      We currently operate the OrbView-3 high-resolution satellite and OrbView-2 low-resolution satellite. OrbView-3, launched in June 2003, supports a wide range of applications: general mapping and charting; defense, military planning, and intelligence; and civil and commercial applications such as agriculture, forestry, and environmental monitoring. It collects 1m resolution panchromatic (black and white) imagery and 4m resolution multi-spectral (color) imagery. OrbView-2, launched in 1997, collects 1km resolution multi-spectral imagery and was the first commercial satellite to image the Earth’s entire surface daily in color. Its coverage supports a wide array of projects focusing on global change, global warming, and non-scientific applications for commercial fishing and environmental monitoring, as well as military operations.

      We also operate image production and exploitation facilities. The facility at our headquarters in Dulles, Virginia, produces and transmits up to 50,000 geospatial images per month. We also own and operate a satellite image processing facility in St. Louis, Missouri, that provides advanced image processing products, software, engineering analysis and related services to the U.S. Government and other commercial customers. The St. Louis facility was acquired in 1998 and is a leader in advanced image processing and photogrammetry. Photogrammetry refers to the process of measuring objects from the imagery data collected from satellites or other imagery sources and is used principally for object interpretation (i.e., establishing what the object is, type, quality, quantity) and object measurement (i.e., what are its coordinates, what is its form and size). These image production capabilities combined with imagery from our satellites enable us to provide end-to-end imagery solutions.

      We started in 1991 as an operating division of Orbital Sciences Corporation (“Orbital Sciences”) to manage the development and operation of remote imaging satellites that would collect, process and distribute digital imagery of the earth’s landmass, oceans and atmosphere. We were incorporated under the name of Orbital Imaging Corporation in 1992 in Delaware as a wholly owned subsidiary of Orbital Sciences. Our first satellite, Orb-View-1 was launched in 1995, to provide dedicated weather — related imagery and metrological data to the National Aeronautics and Space Administration (“NASA”), and was retired from service in 2003. We purchased engineering, construction and launch services for each of our satellites from Orbital Sciences pursuant to a procurement agreement, which is now largely completed save for a continuing warranty by Orbital Sciences on our ground stations, and post-launch incentives we may owe to Orbital Sciences in connection with the ongoing performance of our Orb-View-3 satellite. In September 2001 Orbital Sciences attempted to launch our Orb-View-4 satellite but it failed to achieve orbit and was lost over the Indian Ocean.

      On April 5, 2002 we filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the Eastern District of Virginia (the “Court”), and in that proceeding commenced actions against Orbital Sciences for various claims, including breach of our procurement agreement in connection with delays in the construction and launch of our Orb-View-3 satellite. We subsequently settled those claims.

      We filed an amended Plan of Reorganization with the Bankruptcy Court on September 15, 2003 which received the requisite affirmative votes of our creditors, and the Court approved our Plan on October 24, 2003. We emerged from bankruptcy on December 31, 2003 having changed our corporate name to ORBIMAGE Inc. We refer to Orbital Imaging Corporation and its operations prior to January 1, 2004 as the “Predecessor Company.”

      Our headquarters is located at 21700 Atlantic Blvd., Dulles, Virginia, 20166. Our telephone number is 703-480-7500.

Remote Imagery Industry

      Remote imaging is the process of observing, measuring and recording objects or events from a distance using a variety of sensors mounted on satellites and aircraft. The market for remote sensing includes satellite development, construction and operations by both domestic and international commercial and government users who decide to build and operate their own satellite systems, as well as purchased imagery and related services currently addressable by existing imagery suppliers. Historically, in the United States, the only “commercial” operators of remote imaging satellites were quasi-governmental programs like the low-resolution Landsat satellite systems in operation since the 1970s. The opportunities for commercialization of space-based imagery expanded in 1994 when the U.S. Government implemented a policy permitting the worldwide, commercial sale of high-resolution satellite imagery by U.S. companies.

      Formerly, all satellite imagery systems were either military surveillance platforms or were sponsored by large national and international civil space agencies, which used satellites to monitor meteorological conditions and environmental changes on the Earth’s surface. Currently, there are a limited number of commercial providers of satellite imaging services, which collectively address only a portion of the market opportunities in the remote imaging industry. Historically, the majority of commercial imagery came from local or regional aerial photography firms. Although aerial imaging companies are able to achieve high spatial resolution and customize their products according to local needs, their slow response time, limited coverage range, restricted ability to fly over certain areas and high cost limit widespread use of their products.

      The major purchaser of commercial satellite imagery in the United States is the National Geo-Spatial Intelligence Agency (“NGA”) (formerly known as the National Imagery and Mapping Agency or “NIMA”). Under NGA’s ClearView and NextView programs, it acquires imagery and imagery derived products on behalf of its clients in the U.S. defense, intelligence and law enforcement agencies. Other agencies of the U.S. Government that purchase satellite imagery include the Department of Agriculture, the Department of Commerce (NOAA), the Department of Interior, the Department of State, the Department of Transportation, the Department of Treasury and many independent agencies that include the EPA, FEMA and NASA among others. The White House recently announced a Commercial Remote Sensing Space Policy establishing the U.S. Geological Survey (“USGS”) as the lead civil agency to implement a civilian version of NGA’s ClearView program for the procurement of commercial imagery for all civilian Federal (i.e. non-military) agencies.

      Similarly, countries around the world that are unable or unwilling to establish their own space programs must rely on limited aerial imagery collection for border surveillance and related national defense programs. OrbView-3, however, is able to image areas that are not accessible by airplanes because of restrictions on air space or because the areas are too remote. In addition, up-to-date maps are crucial for serving the high-technology segments of the national security market, such as digital terrain modeling for aircraft and missile guidance. International customers represent a substantial portion of our revenue from OrbView-3 as well.

      In the aftermath of the terrorist attacks on the U.S. on September 11, 2001 and the conflict in Afghanistan, the “war on terror” and the conflict with Iraq have significantly contributed to the increase in demand by the U.S. Government for satellite imagery to address national security and intelligence gathering concerns. This shift in demand towards commercial satellite imagery providers was formalized in the Bush Administrations “U.S. Commercial Remote Sensing Policy” dated April 25, 2003. This policy requires U.S. Government agencies to “rely to the maximum practical extent on commercial remotes sensing space capabilities for filling imagery and geospatial needs.”

      Additionally, a commercial imagery customer, like a telecommunications company that wants to map a large, fairly remote area to determine where to place cellular towers, would hire an aerial photographer to fly an airplane over the area to take pictures, develop the film and deliver the final map to the customer. This can be time consuming and expensive. In contrast, our high-resolution OrbView-3 satellite is capable of obtaining up to 20,000 square kilometers of one-meter resolution imagery in a single 10-minute pass (though operationally image windows are set for shorter periods and the imaging mode that maximizes the size of the imaged area is not used unless that is the appropriate mode for a customer’s needs). Additionally, OrbView-3 can quickly downlink its imagery to a customer or we can further process the imagery in response to specialized customer requests.

      We believe real-time global satellite imagery allows commercial customers to map areas of the world efficiently and cost-effectively where either no maps exist or where existing maps are obsolete. This imagery also permits users to monitor agricultural, forestry and fishing areas frequently to provide timely information to enhance business and government effectiveness.

Products and Services

      Currently, we employ an integrated system of imaging satellites, ground stations and global sales channels to collect, process and distribute satellite imagery and derived products from our OrbView-2 and OrbView-3 satellites throughout the world. With our satellite systems and our large-scale product generation capabilities in Dulles and St. Louis, ORBIMAGE serves the worldwide market needs for advanced imagery information products to view, map, measure, and monitor the earth for applications ranging from environmental monitoring, to construction planning, to precision mapping and intelligence gathering. A clear, high-resolution image of the earth can help national security agencies monitor borders, gather intelligence on potential conflicts, plan air, ground and naval missions, deploy resources, and assess battle damage. It can also aid with a wide range of commercial applications such as environmental impact assessments, utility infrastructure planning, wireless telecommunications design, oil and gas exploration, forestry management, and natural disaster assessment.

      ORBIMAGE currently offers two different commercial imagery products that are derived from OrbView-3 imagery and vary in type and processing levels for geolocation accuracy. Our initial product offering consists of two product types, OrbView BASICTM and OrbView ORTHOTM. OrbView BASICTM imagery products are typically used by customers with the ability to perform their own advanced image processing and permit the customer to orthorectify (or adjust the image to give a consistent site angle throughout the image) the BASIC imagery product and perform three dimensional feature extraction (in addition to more routine image enhancements and processing). ORBIMAGE’s OrbView ORTHOTM imagery products are typically used by customers who need a product with a high degree of geolocation accuracy, for applications such as urban planning. Users are able to input any OrbView ORTHOTM imagery product directly into an image processing system as a base map or as a source for feature extraction. All OrbView ORTHOTM products have been corrected for the effects of systematic distortions, earth rotation and curvature effects, variations in orbital altitude and variations in the earth’s surface.

      Prices for our OrbView BASICTM and OrbView ORTHOTM imagery products range from $15.00 – $73.00 per square kilometer and are delivered to our customers by various means, including electronic transmission, tape, compact disc, and direct downlink to ground receiving stations. Beginning in early 2005, ORBIMAGE plans to introduce five new commercial imagery products: OrbView GEOTM, OrbView DEMTM, OrbView DSMTM, OrbView Thematic MapTM and OrbView Feature MapTM. Each of these products will have been processed to correct for different effects or to give users particular information that they would otherwise have to extract for themselves. Market research is currently underway to help determine the final specifications and pricing for these products.

      The U.S. Government is our largest single customer. We currently have a contract to provide NGA imagery, imagery derived products and image production services under the Government’s ClearView program over a two-year period. The contract provides for NGA to pay us a minimum of $10 million in the first year and $12 million in the second year for imagery products. The contract also provides for NGA to reimburse approximately $5 million for infrastructure costs we have incurred and expect to incur to provide the required imagery.

      We provide imagery production services to NGA under the ClearView contract and the Global Geospatial Intelligence (GGI) program. We recently received an additional task order under the ClearView contract to provide $6.4 million of production services to NGA which will be performed during the first year of the contract. Although funding for these programs has been allocated by the U.S. Government, the Government may cancel the programs at any time, subject to limited termination liability.

      After the U.S. Government, our major clients are Korea Aerospace Industries, Ltd. in Korea, NTT Data Corporation in Japan, and a client in Taiwan. The material terms of each of these agreements is similar. In each case, our international clients pay us a guaranteed annual minimum for a defined amount of direct access time to OrbView-3 while it is over their antenna “footprint”. Under the agreements, the customer provides us with their requested collection and we then uplink commands to OrbView-3 to task such imagery and transmit it to the customer by direct downlink to the customer’s ground station. The contracts are generally for a period of up to four years, and the customers have options to renew. In the event OrbView-3 becomes incapable of providing the required imagery, the contracts can be terminated, without further liability of either party beyond that for imagery already provided to the date of termination. The U.S. Government places certain restrictions on the sale and dissemination of satellite imagery which is discussed below under “Regulation — United States Regulation.”

      We market our products directly to our major markets, including the U.S. Government and the international markets. We intend to rely on value-added resellers to develop, market and sell our products and services to address certain target markets, including domestic markets.

      Prior to the spring of 2002, we also collected and distributed high-resolution aerial imagery products but we terminated the distribution agreement with our prior supplier of aerial imagery during our restructuring. We see aerial imagery data as complementary to our satellite data and plan to expand our product line to include aerial data as well as other types of imagery data, including radar and hyperspectral imagery data. However, we currently have no arrangements in place for such expansion of our product lines and agreements will need to be reached with third party providers of such imagery data prior to any expansion of our product lines.

Satellite and Ground System Operations

      Our basic system architecture consists of the following major components:

•	two advanced-technology low-Earth orbit, imaging satellites carrying sophisticated sensors that collect specific types of land and ocean data;

•	a central U.S.-based ground system that controls the satellites and that receives, processes and archives their imagery, and includes electronic cataloging and distribution capabilities; and

•	international regional distributor satellite receiving and distribution centers with direct downlinking capabilities.

      The following table summarizes the primary characteristics of our satellites:

	ORBVIEW-2	ORBVIEW-3

Principal Applications	Weather, Fishing, Agricultural, Scientific Research	National Security, Mapping, Oil and Gas, Agriculture, Land Use, Land Planning

Best Ground Resolution	1 km to 4 km Multispectral	1 m Panchromatic, 4 m Multispectral

Scene-Width	2,800 km	8 km Panchromatic and Multispectral

Image Area (or Swath)	N.A.	64 km2 Panchromatic and Multispectral

On-Board Storage	128 Megabytes	32 Gigabytes

Revisit Time	1 Day	3 Days

Orbital Altitude	705 km	470 km

Design Life	7 1/2 Years	5 Years

      We are also exploring the possibility of constructing and operating a next-generation high-resolution imagery satellite, which we have designated OrbView-5.

OrbView-3

      OrbView-3 has been designed to provide one-meter resolution black and white imagery and four-meter resolution color imagery of the Earth’s surface. Orbital Sciences successfully launched OrbView-3 on June 26, 2003. We formally accepted the system from Orbital Sciences effective May of this year. OrbView-3 provides 1-meter resolution panchromatic (i.e., black and white) and 4-meter resolution multispectral (i.e., color) imagery on a global basis to a variety of government and commercial customers worldwide. OrbView-3 has a design life of 5 years and sufficient fuel to operate for up to two additional years. Although it is possible that OrbView-3 will continue to operate past its design life, we can offer no assurances that it will maintain its orbit or remain commercially operational for its design life or thereafter.

Ground Operations Centers and Image Processing Facilities

      OrbView-2 and OrbView-3 are controlled from our main operations center located in Dulles, Virginia. Our operations center in Dulles monitors the satellites while they are in orbit and commands them as required for imagery collection and to ensure that they maintain their proper orbits and appropriate communication links and that electrical power and other operating variables stay within acceptable limits. We communicate with the OrbView satellites through three main antennas located Dulles, Virginia, Fairmont, West Virginia and Point Barrow, Alaska.

      In addition, the Dulles operations center performs the tasking operations for our OrbView-3 satellite. The tasking process is complicated and employs two software systems to evaluate whether a customer’s tasking request is feasible — the satellite must be able to view the desired area on a certain day at the time it passes overhead; adverse weather conditions, such as clouds or sun angle, may make it inadvisable to attempt to image a certain area on a certain day; and the order must be received in time for processing and transmission to the satellite. In addition, the tasking systems consider the relative priority of different requests by one customer or several customers.

      The Dulles facility also has an image receiving and processing center for the OrbView satellites. The Dulles image processing center receives OrbView imagery downlinked to multiple ground antennas and is equipped with numerous work stations that process and convert the digital imagery into useful imagery products. The center is designed to archive the maximum number of high-resolution OrbView satellite images per day and has the capability to generate a variety of geospatial products for resale.

      Our St. Louis image processing facility provides advanced image processing products, software, engineering analysis and related services to the U.S. Government and other commercial customers. The St. Louis facility can produce imagery from multiple sources including the U.S. Government’s satellites, our OrbView-3 satellite, the satellites operated by our two U.S. competitors and many of the current international satellites.

OrbView-2

      The OrbView-2 satellite was launched in August 1997. It has operated continuously for the last seven years. OrbView-2 collects digital imagery of the Earth’s surface (land and oceans). We market OrbView-2 imagery and derived products to commercial customers, as well as to NASA and other U.S. Government agencies. We believe that OrbView-2 is one of the few satellites of its kind providing daily color images of the entire Earth’s surface. OrbView-2 downlinks imagery to both our primary and backup ground stations and to various regional receiving stations around the world. We provide OrbView-2 value-added products on a global basis to the commercial fishing industry under our SeaStar Fisheries Information ServiceTM. We currently have approximately 300 customers in the commercial fishing industry. We provide OrbView-2 imagery to NASA for scientific and environmental applications and to other U.S.  Government agencies. Our original NASA contract expired in December 2002, and we are continuing to provide imagery to NASA under a new contract. The new NASA contract expires on December 31, 2004. It can be extended for additional terms, although there can be no assurance that NASA or other U.S. Government agencies will renew the contract beyond 2004. Despite OrbView-2’s seven and a half year design life, we currently expect to continue commercial operations with OrbView-2 for up to ten years. However notwithstanding the ongoing successful operation of OrbView-2, we can offer no assurance that OrbView-2 will maintain its prescribed orbit or remain commercially operational past its design life.

Backlog

      Total negotiated backlog was $276.5 million at September 30, 2004 and $55.4 million at December 31, 2003. This amount included both funded backlog (unfilled firm orders for our products and services for which funding has been both authorized and appropriated by the customer) and unfunded backlog (firm orders for which funding has not yet been appropriated). The contracts are generally for terms of up to four years, and the customers have options to renew. Negotiated backlog does not include unexercised options or task orders to be issued under indefinite-delivery/indefinite quantity (“IDIQ”) type contracts. Total funded backlog was $40.8 million at September 30, 2004 and $33.2 million at December 31, 2003. The increase in backlog during 2004 resulted from the award by NGA of the ClearView imagery and value-added products contract and the NextView Second Vendor imagery contract discussed below.

The Restructuring

      In 1991, Orbital Sciences established an operating division to manage the development and operation of remote imaging satellites that would collect, process and distribute digital imagery of the world’s land areas, oceans and atmosphere. In 1992, our predecessor, Orbital Imaging Corp. (the “Predecessor Company”) was incorporated in Delaware as a wholly owned subsidiary of Orbital Sciences. In 1995, Orbital Sciences placed its first satellite, OrbView-1, into service. OrbView-1 is no longer operated commercially. Orbital Sciences launched our second satellite, OrbView-2, in 1997.

      In 1997, our Predecessor Company consummated a private placement of approximately $37 million in Series A preferred stock with financial investors to fund a significant portion of the remaining costs of existing projects. In 1998 and 1999, our Predecessor Company issued an aggregate principal amount of $225 million 11 5/8% Senior Notes due 2005 (the “Old Notes”) and an additional $23 million of Series A preferred stock. During 2001, because of delays in launching OrbView-4 and OrbView-3 and delays in building and launching another satellite to which we then had distribution rights, the Predecessor Company’s financial position continued to deteriorate. On September 19, 2001, the Predecessor Company, an informal committee representing 50 percent of the holders of the Predecessor Company’s notes and preferred stock and Orbital Sciences agreed on a proposed financial restructuring of the Predecessor Company that would strengthen its financial position and provide needed additional working capital. Unfortunately, on September 21, 2001, Orbital Science’s Taurus rocket failed and OrbView-4, constructed to be our first one-meter high-resolution satellite, failed to achieve its intended orbit. The satellite is believed to have crashed into the Indian Ocean.

      On April 5, 2002, our Predecessor Company filed a petition for relief under Chapter 11 of the Bankruptcy Code. On July 24, 2002, the Predecessor Company filed a complaint in the Bankruptcy Court against Orbital Sciences, certain of its officers and MacDonald, Dettwiler and Associates Ltd. (“MDA”), Orbital Sciences’s former subsidiary. The parties entered into a Settlement Agreement that was approved by the Bankruptcy Court on February 19, 2003. Our Predecessor Company entered into a settlement agreement with MDA on September  11, 2003. On December 31, 2003, we completed our reorganization under Chapter 11 and emerged from bankruptcy under our new name, ORBIMAGE Inc.

      For a description of the effect of the reorganization on the securities of the predecessor company, see Notes to the Financial Statements in Item 15. Financial Statements and Exhibits below.

Competition

      We compete against various private companies as well as against systems owned by the U.S. Government and various foreign governments.

      There are three primary commercial competitors in the United States market for satellite remote sensing. They are Space Imaging, Inc. (“Space Imaging”), Thornton, CO., Digital Globe, Inc. (“Digital Globe”), Longmont, CO and our company. Space Imaging operates the IKONOS satellite, which launched in 1999, and Digital Globe operates the QuickBird satellite, which launched in 2001. Digital Globe is believed to offer the highest level of resolution for its imagery products, followed by Space Imaging, then our company. Both Space Imaging and Digital Globe generate larger revenues than we do. We believe we have lower levels of debt and operating expense than Space Imaging. Space Imaging has generated the most revenues to date, followed by Digital Globe.

      The companies compete on the basis of resolution, accuracy, the ability to downlink directly to overseas customers in real time, and the ability to produce value added products from the imagery received from the satellites. While the Ikonos and QuickBird satellites can simultaneously collect both Panchromatic (or black and white) and Multispectral (or color) imagery of any area, OrbView-3 can only collect an area in either the Panchromatic or Multispectral mode. This enhanced capability enables our competitors to generate a value-added (or “bundled”) product that ORBIMAGE cannot offer. Due to this limitation of OrbView-3, and because we were the last to launch our high resolution satellite, our competitors were able to obtain contracts with the U.S. Government and other clients before we were.

      Despite the single-mode collection capabilities of OrbView-3, we are able to compete for customers because OrbView-3 has the ability to downlink imagery data directly to international ground station customers, while Digital Globe must downlink imagery in the U.S. before sending it overseas. This real-time downlink capability, combined with what believe are lower satellite access fees and ground station equipment costs, negatively impact Digital Globe’s ability to compete in this market segment. Additionally, although Space Imaging does offer direct downlink capability from their satellite, Ikonos, that satellite has already entered the fifth year of its seven year design life. OrbView-3 is only a year old. Customers that now receive Ikonos imagery must soon seek another source (since there is no planned follow-on mission from Space Imaging), and we believe few (if any) new customers desiring a direct satellite receiving capability will invest in a multi-million dollar ground station for a satellite that may expire within 24 months.

      We also compete indirectly against certain systems operated by the U.S. Government. The U.S. Government currently supports the use of commercial imagery for mapping and certain other purposes. There can be no guarantee that the U.S. Government will continue that policy.

      We also compete indirectly against certain systems operated by certain foreign governments and foreign corporations. We believe that those systems do not currently offer as high a level of resolution or accuracy as the commercial U.S. companies offer. There can be no assurance that future systems will not be equal to or better than our current system.

Seasonality

      Our business is not materially affected by seasonality. Although the angle of the sun and the presence or absence of cloud cover at different times of the year affects our satellites’ ability to capture useful images, most of our clients pay us on an annual basis so seasonal weather changes do not have affect our annual revenue.

Employees

      We currently employ 112 people. Of those, 77 work at the Dulles facility and 35 work at the St. Louis facility. Of our employees, 17 in our Dulles facility and 32 in our St. Louis facility have U.S. Government security clearances to work on data that is classified by the U.S. Government. We have five employees holding PhD’s or other terminal degrees in their fields.

      None of our employees are members of a collective bargaining agreement. We believe that our relations with our employees are good.

RECENT DEVELOPMENTS

      The U.S. Government, through the National Geo-Spatial Intelligence Agency (“NGA”), announced in March 2003 that it intended to support the continued development of the commercial satellite imagery industry through subsidies for the engineering, construction and launch of the next generation of imagery satellites by two providers. This program is known as NextView. The first NextView award was made to Digital Globe, a competitor of the Company, in September 2003. The Company made an initial bid for that award as a prime contractor teamed with Ball Aerospace, but withdrew its bid when Ball Aerospace elected to support the Digital Globe bid on an exclusive basis.

      NGA announced a request for proposals from potential second providers in April 2004. The NextView Second Vendor program will allow NGA to have two separate providers of next generation high-resolution satellite imagery, rather than just Digital Globe under the original award. On September 30, 2004, NGA announced that the Company had been awarded a contract under this NextView Second Vendor program. As the winning bidder of the NextView Second Vendor award, we will, as prime contractor, construct a new OrbView-5 satellite. The Company estimates its total project cost (including financing and launch insurance costs) to bring the OrbView-5 satellite into service will be approximately $502 million. Under the NextView contract that the Company has with NGA, NGA will support the project with a cost share totaling approximately $237 million spread out over the course of the project and subject to various milestones.

      The Company anticipates the OrbView-5 satellite will be launched and go into service in early 2007. The Company intends to purchase launch insurance and on-orbit insurance to cover the replacement cost of the satellite in the event of a launch failure or if on-orbit anomalies prevent the satellite from being placed into service. The costs of such insurance cannot be determined with specificity at this time, but the Company believes the premium will cost approximately 20 percent of the coverage amount if the insurance market at the time such insurance is purchased is similar to the current market. Once the OrbView-5 satellite is placed into service, the NextView award provides for NGA to purchase imagery from the satellite through September 30, 2008. NGA will have the first right to order images from the satellite, which we anticipate will utilize slightly more than half of the satellite’s imagery-taking capacity at any given time, with the remainder available for commercial and state and foreign government sales by the Company.

      The Company believes that the OrbView-5 satellite, when it is launched and placed into service, will be the most modern, high-capacity, high-resolution commercial imaging satellite in the world. OrbView-5 will be designed for less than 0.5 meter resolution, panchromatic (black and white) images, and less than 2.0 meter resolution, multi-spectral (color) images, with the capability to take images across 700 square kilometers of the earth’s surface every day.

      The Company’s performance under the NextView Contract will require significant capital expenditures to develop, manufacture and launch the OrbView-5 satellite. In order to fund its operations and obligations under the NextView Contract, the Company will need to raise approximately $265 million over a period of approximately two and one half years, which it intends to raise through a combination of (i) an issuance and sale of units composed of an aggregate of 6.5 million shares of common stock and 6.5 million new warrants for a price of $10 per unit, which would be raised through a combination of a private offering and a rights offering to its existing stockholders, (ii) an issuance of $155 million of additional senior subordinated indebtedness that will rank no higher than pari passu with, and will not have any scheduled amortization or a maturity date prior to the scheduled maturity of, the existing senior subordinated notes of the Company, and (iii) cash flow generated by the Company’s existing business in the amount of approximately $45 million. The first portion of this funding was raised in a private placement which closed on November 16, 2004, in which the Company issued 3.25 million shares of common stock and warrants to purchase 4.25 million shares of common stock for a purchase price of $10 per share. At the closing of the private placement, the Company received $32.5 million in gross proceeds.

      The Company has modified certain provisions of the indenture governing its Senior Subordinated Notes and the note and security agreement governing its Senior Notes to allow the Company to perform its obligations under the NextView contract.

      On October 20, 2004, the losing bidder in the competition for the NextView Second Vendor award, a competitor of the Company named New SI LLC, filed a protest of NGA’s award to ORBIMAGE with the U.S. Government Accountability Office (“GAO”). NGA directed ORBIMAGE to continue working under the contract during the protest proceeding. On November 23, 2004, ORBIMAGE received notice from the GAO that it has dismissed the protest.

REGULATION

      The satellite remote imaging industry is a highly regulated industry, both domestically and internationally. In the U.S., remote imaging satellites generally require licenses from the Department of Commerce (“DoC”) and from the Federal Communications Commission (“FCC”). In addition, to operate internationally, remote imaging satellites may require International Telecommunications Union (“ITU”) coordination and registration and licenses from the governments of foreign countries in which imagery will be directly downlinked.

United States Regulation

      General. The collection and transmission of satellite imagery as well as satellite tracking, telemetry and control are subject to various forms of regulation under different U.S. laws and regulations. Because we maintain control of the satellite at all times, there are no issues with satellite telemetry or control. Likewise, the actual transmission of imagery data has been determined to not be covered by the general export rules. However, as with any U.S. business, we are subject to restrictions from doing business with certain prohibited countries, entities or persons (such as embargoed countries or persons on the designated persons list (such as terrorist organizations). Additionally, under the current rules of the DoC and the terms of our DoC licenses (discussed below), we are restricted from providing certain imagery to non-U.S. government sources.

      DoC regulation. The DoC, through the National Oceanic and Atmospheric Administration (“NOAA”), is responsible for granting commercial imaging satellite operating licenses, coordinating satellite imaging applications among several governmental agencies to ensure that any license addresses all U.S. national security concerns, and complying with all international obligations of the United States. Under our DoC licenses, the U.S. Government reserves the right to interrupt service during periods of national emergency when U.S. national security interests are affected. The threat of these interruptions of service could adversely affect our ability to market its products to some foreign distributors or end-users. In addition, the DoC has the right to review and approve the terms of agreements with international customers and distributors for high-resolution optical imagery and the DoC licenses may not be transferred or assigned without NOAA’s prior written consent.

      We currently have a DoC license for both OrbView-2 and the OrbView-3 high-resolution satellites. The DoC licenses for OrbView-2 and OrbView-3 are valid through the operational lifetime of each high-resolution satellite. We expect to satisfy the terms of its DoC licenses for OrbView-2 and OrbView-3 and maintain the regulatory licenses and approvals necessary for their ongoing operations, and will be required to obtain a DoC operating license for any new commercial imaging satellite systems developed by the company. Our licenses do not allow us to disseminate imagery of the state of Israel that have better resolution than those generally available in the market (not including U.S. providers subject to the same restriction). Currently, this prevents us from providing imagery of Israel that has resolution of less than 1.8 meters. Current restrictions placed on satellite imagery providers also prevent dissemination to anyone other than the U.S. Government of panchromatic imagery with a resolution of less than .5 meters or multispectral imagery of less than 2 meters. Imagery with resolutions between .5 meters and less than .82 meters panchromatic and between 2 meters and less than 3.2 meters multispectral may not be disseminated for 24 hours after collection to anyone other than the U.S. Government.

      NTIA and FCC regulation. The DoC also regulates federal governmental use of some imagery satellite systems through the National Telecommunications and Information Administration (the “NTIA”). The NTIA regulates and manages domestic use of the radio frequency spectrum allocated to the U.S. Government by granting U.S. Government agencies an authorization to use such spectrum. The FCC is responsible for licensing commercial satellite systems and the radio frequencies used by commercial satellite systems. In general, the FCC grants licenses to commercial satellite systems that conform to the technical, legal and financial requirements for these systems set forth in FCC regulations.

      Both the NTIA and the FCC regulate the operation of OrbView-2. NASA is authorized by NTIA to downlink OrbView-2 imagery on a government-only frequency. NASA provides us with the imagery to sell to its commercial customers, and NASA provides this imagery to government researchers as well. Our right to continue OrbView-2 operations in the NASA authorized government-only frequency will continue for the term of our contract with NASA. The NASA contract is scheduled to expire December 19, 2004, unless renewed by agreement of the parties. If the NASA contract is terminated or not renewed, our right to continue OrbView-2 operations in the NASA authorized government-only frequency is contingent upon obtaining another U.S. Government agency sponsor for such operations. We have an experimental license issued by the FCC to operate OrbView-2 and the Fairmont, West Virginia ground station using commercial frequencies in support of our existing government contracts. The FCC experimental authorization expires November 1, 2004, and is renewable subject to FCC approval. We expect to obtain the U.S. Government agency sponsors and regulatory approvals necessary to continue OrbView-2 operations in support of our government contracts, however, if such sponsorships or approvals are not granted, it would have a material adverse effect on its results of operations.

      In February 1999, the FCC granted our application for a ten-year license to launch and operate the OrbView-3 satellite and to obtain a frequency allocation in the FCC’s Earth Exploration-Satellite Service (“EESS”) to transmit wideband imagery directly to Earth for commercial use and to perform telemetry, tracking and command of the satellites. Now that OrbView-3 has been launched successfully, the ten-year license term commenced upon the date we certified to the FCC that OrbView-3 has successfully been placed into orbit and operations conform to the terms of its FCC license. In April 1999, the FCC also granted licenses to us to operate ground stations for the OrbView-3 satellite in Dulles, Virginia and Point Barrow, Alaska. These ground station licenses have a 10-year term expiring April, 2009, and are renewable for additional terms upon FCC approval. We will be required to obtain FCC licenses for any new commercial imaging satellite systems developed by the company. Currently, two of our satellite-based competitors, Digital Globe and Space Imaging, hold licenses to use the same frequency band that we intend to use for its imagery transmissions by the OrbView-3 satellite and any new commercial imaging satellite systems developed by the company. The band is allocated by the FCC for use by other EESS licensees, as well as terrestrial fixed and mobile services. We expect to satisfy the terms of our FCC licenses and obtain the regulatory licenses and approvals necessary for OrbView-3 operations and any new commercial imaging satellite systems satellite we develop, however, the termination of such licenses or failure to obtain such licenses or approvals would have a material adverse effect on our results of operations.

      U.S. regulators may subject us in the future to new laws, policies or regulations, or changes in the interpretation or application of existing laws, policies and regulations, that modify the present regulatory environment in the U.S. U.S. regulators could decide to impose limitations on U.S. companies that are currently applicable only to other countries, or other regulatory limitations that affect satellite remote imaging operations. Any limitations of this kind could adversely affect our business or results of operations.

International Regulation

      All satellite systems operating internationally must comply with general international regulations and the specific laws of the countries in which satellite imagery is downlinked. Applicable regulations include:

•	ITU regulations, which define for each service the technical operating parameters, including maximum transmitter power, maximum interference to other services and users, and the minimum interference the user must operate under for that service;

•	the Intelsat and Inmarsat agreements, which require that operators of international satellite systems demonstrate that they will not cause technical harm to Intelsat and Inmarsat; and

•	regulations of foreign countries that require satellite operators to secure appropriate licenses and operational authority to use the required spectrum in each country.

      The FCC is undertaking the ITU coordination and registration process on behalf of OrbView-3 and likely will undertake the ITU coordination and registration process for any new commercial imaging satellite systems developed by the company and licensed by the FCC. Failure by the FCC to obtain the necessary coordination or registration in a timely manner could have a material adverse effect on our results of operations, as the case may be. The Canadian Government must coordinate with ITU to secure the necessary authorizations to operate RadarSat-2 in Canada.

      The U.S. Government, on our behalf, is required to coordinate the frequencies used by the OrbView-2 and OrbView-3 satellites, which do or will operate internationally. ITU frequency coordination is a necessary prerequisite to ITU registration, which provides interference protection from other international satellite systems. In addition, this coordination is a necessary prerequisite for obtaining approvals and licenses from some foreign countries. The ITU coordination process has been completed for OrbView-2. In 1998, the FCC advanced published the OrbView-3 satellite system’s technical parameters with the ITU. There are no ITU coordination requirements for non-geostationary satellite systems such as OrbView-3 system. In April 2003, the FCC submitted a bringing-into-use notification to the ITU informing it that all OrbView-3 satellite system frequency assignments had been brought into use within the time frame required under the ITU regulations for registration in the ITU’s Master International Frequency Register. We believe that the ITU registration process will not prevent us from obtaining necessary foreign licenses in a timely manner.

      In addition to complying with ITU regulations and coordination processes, we must also demonstrate that our satellites will not cause technical harm to Intelsat and Inmarsat communications satellites, under the Intelsat and Inmarsat agreements signed under international treaty. We have completed this process for OrbView-2 and believes that because of the frequencies it intends to use, the OrbView-3 satellite will not cause any technical harm to the Intelsat or Inmarsat systems.

      Within foreign countries, we expect that our regional distributors or customers will secure appropriate licenses and operational authority to use the required spectrum in each country into which we will downlink high-resolution OrbView satellite imagery. For the most part, we anticipate that distributors or customers will perform these activities, with assistance from us when required.

      While we believe we will be able to obtain all U.S., ITU and international licenses, authorizations and registrations necessary to operate effectively, we cannot assure you that we will be successful in doing so. The failure to obtain some or all necessary licenses, approvals or registrations could adversely affect our business.

RISK FACTORS

      The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this Form 10 and other materials filed by us with the SEC (as well as information included in oral statements or other written statements made or to be made by us) contain statements that are forward-looking, such as statements relating to business development and acquisitions, dispositions, future capital expenditures, financing sources and availability, and the effects of regulation and competition. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. As forward-looking statements, these statements involve risks, uncertainties and other factors that could cause actual results to differ materially from the expected results and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of us. Factors that could cause actual results to differ materially from our management’s expectations include, but are not limited to, changes in general economic conditions, conditions in the remote sensing industry, the level of new commercial imagery orders, production rates for advanced image processing, the level of defense spending, competitive pricing pressures, start-up costs and possible overruns on new contracts, and technology and product development risks and uncertainties and the other risks identified in this Form 10. We assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Financial Projections Filed with Bankruptcy Court — Our Actual Financial Results will Vary from the Projections Filed in Our Chapter 11 Case

      In connection with our plan of reorganization, we were required to prepare projected financial information to demonstrate to the Bankruptcy Court the feasibility of our plan of reorganization and our ability to continue operations upon our emergence from bankruptcy. That financial information was prepared only for the purposes stated in the foregoing sentence and not for any other purpose and it has not been, and will not be, updated on an ongoing basis. Those projections were based on financial information available to us as of September 2003. The projections were filed with the Bankruptcy Court on September 15, 2003. At the time they were prepared, the projections reflected numerous assumptions concerning our anticipated future performance. Projections are inherently subject to uncertainties and to a wide variety of significant business, economic and competitive risks. Our actual results will vary from those contemplated by the projections and the variations could be material. As a result, you should not rely upon the projections in making decisions with regard to the Company’s securities.

      At the end of the first quarter of 2004, we were awarded a contract to supply the National Geospatial-Intelligence Agency (NGA) with imagery and value-added products from the OrbView-3 satellite. The total ClearView contract award is $27.5 million over two years, of which approximately $10.5 million and $12 million represent minimum commitments to purchase imagery in years one and two of the contract, respectively. The contract also provides for NGA to reimburse approximately $5 million for infrastructure costs we have incurred and expect to incur to provide the required imagery. Our Plan of Reorganization assumed that the contract would commence January 1 and that it would provide for a higher payment by NGA. The amounts provided by the contract are minimums and additional amounts may be forthcoming.

Limited History of Operations and Net Losses — Given Our Limited Operating History and Net Losses, Our Future Prospects are Uncertain.

      We have a history of net losses from operations and have generated only limited revenues from the operations of OrbView-2 and OrbView-3 and our image processing business. We are in the process of beginning commercial operations with OrbView-3. We can provide no assurances to what extent or even whether we will ultimately be successful in obtaining net positive cash flow or profitability from operations of OrbView-3.

      Our business plan depends upon our ability to develop a customer base, distribution channels and value-added enhancements for our imagery products and services.

      Given our limited operating history, and in light of the risks, expenses, difficulties we cannot provide assurances that we will be able to develop a sufficiently large revenue-generating customer base to compete successfully in the remote imaging industry.

Government Contracts — We Depend on Contracts with Government Agencies for a Substantial Portion of Our Revenues. Government Agencies can Terminate Their Contracts at Any Time.

      Revenues from U.S. Government contracts accounted for approximately 50% and 59% of our revenues for the nine months ended September 30, 2004 and 2003, respectively. U.S. Government agencies may terminate or suspend their contracts at any time, with or without cause, or may change their policies, priorities or funding levels by reducing agency or program budgets or by imposing budgetary constraints. If a U.S. Government agency terminates or suspends any of its contracts with ORBIMAGE, or changes its policies, priorities, or funding levels, these actions would have a material adverse effect on our business, financial condition and results of operations.

Market Acceptance — We Cannot Assure You That the Market will Accept Our Products and Services.

      Our success depends on existing markets accepting our imagery products and services and our ability to develop new markets. Our business plan is based on the assumption that we will generate significant future revenues from sales of high-resolution imagery produced by OrbView-3 to existing markets and new markets.

The commercial availability of high-resolution satellite imagery is still a fairly recent phenomenon. Consequently, it is difficult to predict accurately the ultimate size of the market and the market acceptance of products and services based on this type of imagery. Our strategy to target certain markets for our satellite imagery relies on a number of assumptions, some or all of which may be incorrect. Actual markets could vary materially from the potential markets that we have identified.

      We cannot accurately predict whether our products and services will achieve significant market acceptance or whether the market will demand our products and services on terms we find acceptable. Market acceptance depends on a number of factors, including the spatial and spectral quality, scope, timeliness, sophistication and price of our imagery products and services and the availability of substitute products and services. Lack of significant market acceptance of our products and services, particularly our high-resolution imagery products and services, delays in acceptance, or failure of certain markets to develop would negatively affect our business, financial condition and results of operations.

Technological and Implementation Risks — We Cannot Assure You that Our Satellites will Operate as Designed.

      Our OrbView-3 satellite employs advanced technologies and sensors that are subject to severe environmental stresses in space that could affect the satellite’s performance. Employing advanced technologies is further complicated by the fact that the satellite is in space. Hardware component problems in space could lead to degradation in performance or loss of functionality of the satellite, with attendant costs and revenue losses. In addition, human operators may execute improper implementation commands that negatively impact a satellite’s performance.

      We cannot assure you that OrbView-3 will continue to operate successfully in space throughout its expected design life. Even if this satellite is operated properly, minor technical flaws in the satellite’s sensors could significantly degrade their performance, which could materially affect our ability to market our products successfully.

      We do not presently have plans to construct and launch a replacement satellite for OrbView-3 if it fails prematurely. Permanent loss of OrbView-3 would materially and adversely affect our operations and financial condition.

Limited Life of Satellites — Satellites have Limited Design Lives and are Expensive to Replace.

      Satellites have limited useful lives. We determine a satellite’s useful life, or its design life, using a complex calculation involving the probabilities of failure of the satellite’s components from design or manufacturing defects, environmental stresses or other causes. The design lives of our satellites are as follows:

SATELLITE	EXPECTED DESIGN LIFE

OrbView-2	7 1/2 years (launched in August 1997)

OrbView-3	5 years (launched in June 2003)

      The expected design lives of these satellites are affected by a number of factors, including the quality of construction, the expected gradual environmental degradation of solar panels, the durability of various satellite components and the orbits in which the satellites are placed. Random failure of satellite components could cause damage to or loss of a satellite before the end of its design life. In rare cases, electrostatic storms or collisions with other objects could damage our satellites. We cannot assure you that each satellite will remain in operation for its expected design life. We expect the performance of each satellite to decline gradually near the end of its design life.

      We anticipate using funds generated from operations to develop plans for follow-on high-resolution satellites. If we do not generate sufficient funds from operations, and if we are unable to obtain financing from outside sources, we will not be able to deploy follow-on satellites to replace OrbView-3 at the end of its expected design life. We cannot assure you that we will be able to raise additional capital, on favorable terms or on a timely basis, if at all, to develop or deploy follow-on high-resolution satellites.

Insurance — Limited Insurance May not Cover all Risks of Loss.

      The terms governing our Senior Notes and Senior Subordinated Notes require us to maintain on-orbit operations insurance for OrbView-3. This insurance would not be sufficient to cover the cost of a replacement high-resolution satellite such as OrbView-3. We do not have any insurance coverage for the OrbView-2 satellite. We may find it difficult to insure certain risks, such as partial degradation of functionality of a satellite. Insurance market conditions or factors outside our control at the time we buy the required insurance, such as failure of a satellite using similar components or a similar launch vehicle, could cause premiums to be significantly higher than current estimates. These factors could cause other terms to be significantly less favorable than those currently available, may result in limits on amounts of coverage that we can obtain or may prevent us from obtaining insurance at all.

Competition — We May be Unable to Repay the Senior Notes and Senior Subordinated Notes if We do not Successfully Compete in the Remote Imaging Industry.

      Our products and services will compete with satellite and aircraft-based imagery and related products and services offered by a range of private and government providers. Certain of these competitors may have greater financial, personnel and other resources than we have. Our major existing and potential competitors for high-resolution satellite imagery include:

•	Space Imaging, which operates a high-resolution satellite with more advanced technical capabilities than OrbView-3; and

•	Digital Globe, which operates a high-resolution satellite with higher resolution than OrbView-3 and is currently developing two next generation satellites which will have more advanced technologies and capabilities than OrbView-3, one of which is planned to be in service by 2006, and the other of which we expect would go into service within a few months thereafter.

      The U.S. Government and foreign governments also may develop, construct, launch and operate remote imaging satellites that generate imagery competitive with our products and services. In addition, the U.S. Government will probably continue to rely on government-owned and operated systems for highly classified satellite-based high-resolution imagery.

      We believe we will have a competitive advantage because we expect to have sufficient pricing flexibility to be a low-price commercial provider within our targeted markets and applications due to what we believe is our lower cost of operations. But the low marginal cost of producing satellite imagery once a satellite is operating could cause adverse pricing pressure, decreased profits or even losses. Our competitors or potential competitors with greater resources than ours could in the future offer satellite-based imagery or other products having more attractive features than our products. New technologies, even if not ultimately successful, could negatively affect our marketing efforts. More importantly, if competitors continue to develop and launch satellites with more advanced capabilities and technologies than ours, this competition could harm our business.

Potential Additional Capital Requirements — Our Inability to Fund Potential Additional Capital Requirements Could Delay Satellite Construction and Deployment.

      We may need to raise additional capital if:

•	we do not enter into agreements with new customers, value-added resellers or distributors for high-resolution imagery in the time frames or on the terms that we anticipate;

•	we experience net operating deficits because we incur significant unanticipated expenses, such as costs for resolving satellite operational difficulties;

•	we have to modify all or part of our ground system designs to meet changed or unanticipated market, regulatory or technical requirements;

•	we decide to increase our value-added product development costs; or

•	we decide to further expand the number of satellites we own or to acquire additional imagery distribution rights through licensing arrangements or otherwise.

      If these or other events occur, we cannot assure you that we could raise additional capital on favorable terms or on a timely basis or at all.

Government Regulation — Failure to Obtain Regulatory Approvals Could Result in Service Interruptions.

      Domestic. Our business generally requires licenses from the U.S. Department of Commerce (“DoC”) and the U.S. Federal Communications Commission (“FCC”). The DoC licenses provide that the U.S. Government can interrupt service during periods of national emergency. Actual or threatened interruptions could adversely affect our ability to market our products abroad. In addition, the DoC has the right to review and approve our agreements with international customers for high-resolution optical imagery. We have received such approval for those of our international customers as are currently operating. However, such reviews could delay or prohibit us from executing new international distributor agreements.

      Our renewal application for an experimental FCC license for OrbView-2 expires in November 2004 and may be revoked for failure to comply with its terms.

      Our application with the FCC for a license to launch and operate OrbView-3 was granted in February 1999 and our applications to operate the associated ground systems were granted in May 1999. These licenses will expire in 10 years.

      International. All satellite systems operating internationally must follow general international regulations and the specific laws of the countries in which satellite imagery is downlinked.

      The FCC has undertaken the International Telecommunication Union coordination process on behalf of OrbView-3. Although no problems have been experienced to date, if the FCC failed to obtain the necessary coordination in a timely manner it could have a material adverse effect on our business, financial condition and results of operations.

      Our customers or distributors are responsible for obtaining local regulatory approval from the governments in the countries in which they do business to receive imagery directly from OrbView-2 and OrbView-3. If these regional distributors are not successful in obtaining the necessary approvals, we will not be able to distribute real time OrbView imagery in those regions. Our inability to offer real time service in a significant number of foreign countries could negatively affect our business. In addition, regulatory provisions in countries where we wish to operate may impose unduly burdensome restrictions on our operations. Our business may also be adversely affected if the national authorities where we plan to operate adopt treaties, regulations or legislation unfavorable to foreign companies.

      Export License. In connection with distributor agreements, we have in the past and may in the future supply our international customers with ground stations that enable these customers to downlink data directly from OrbView-3. Exporting these ground stations may require us to obtain export licenses from the DoC or the U.S. Department of State. If the DoC or the Department of State do not issue these export licenses, or if these licenses are significantly delayed, or if restrictions are imposed on these licenses, our financial condition and results of operations could be materially adversely affected.

Risks Associated with Distributors and Resellers — Foreign Distributors and Domestic Value-Added Resellers May Not Expand Commercial Markets.

      We will rely on foreign regional distributors to market and sell internationally a significant portion of our imagery from OrbView-3. We expect our existing and future foreign regional distributors to act on behalf of, or contract directly with, foreign governments to sell imagery for national security and related purposes. These regional distributors may not have the skill or experience to develop regional commercial markets for our products and services. If we fail to enter into regional distribution agreements on a timely basis or if our foreign regional distributors fail to market and sell our imagery products and services successfully, these failures would negatively impact our business, financial condition and results of operations, and our ability to service our debt.

      We intend to rely on value-added resellers to develop, market and sell our products and services to address certain target markets, including domestic markets. If our value-added resellers fail to develop, market and sell OrbView products and services successfully, this failure would negatively affect our business, financial condition and results of operations, and our ability to service our debt.

Risk Associated with International Operations — Our International Business Exposes Us to Risks Relating to Increased Regulation and Political or Economic Instability in Foreign Markets.

      We expect to derive substantial revenues from international sales of products and services. International operations are subject to certain risks, such as:

•	changes in domestic and foreign governmental regulations and licensing requirements;

•	deterioration of once-friendly relations between the United States and a particular foreign country;

•	increases in tariffs and taxes and other trade barriers; and

•	changes in political and economic stability, including fluctuations in the value of foreign currencies, which may make payment in U.S. dollars more expensive for foreign customers.

      These risks are beyond our control and could have a material adverse effect on our business.

Financing Change of Control Offer — We May Not Have the Ability to Raise the Funds Necessary to Finance the Change of Control Offer Required by the Senior Note and Senior Subordinated Note Indentures.

      In the future, upon the occurrence of certain change of control events, we will be required to offer to repurchase all outstanding Senior Notes and Senior Subordinated Notes at a price equal to 100% of the principal amount, plus accrued but unpaid interest thereon. It is possible that we will not have sufficient funds at the time of a change of control to make the required repurchases. If we are not able to make the required repurchases, we would be in default under the Senior Notes and the Senior Subordinated Note indenture.

Item 2.	Financial Information

Selected Financial and Operating Data

      In connection with the emergence from Chapter 11, ORBIMAGE reflected the terms of its Plan of Reorganization in its financial statements in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”) with respect to financial reporting upon emergence from Chapter 11 (“Fresh-Start accounting”). Upon applying Fresh-Start accounting, a new reporting entity (the Successor Company) is deemed to be created on the Effective Date and the recorded amounts of assets and liabilities are adjusted to reflect their estimated fair values. The reported historical financial statements of the Predecessor Company for the years ended December 31, 2003 and prior generally will not be comparable to those of the Successor Company. In this Form 10, references to the periods ended December 31, 2003 and prior refer to the Predecessor Company, and the financial position as of December 31, 2003 and the periods ended subsequent to December 31, 2003 are reported as Successor Company.

      The following information should be read in conjunction with the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this Form 10.

						Predecessor	Successor
						Company	Company
	Predecessor Company

						Nine Months Ended
	Years Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)

	(In thousands, except per share data)

Statement of Operations Data:

Revenues	$18,587	$24,123	$18,755	$15,552	$9,219	$4,125	$20,650

Direct expenses	21,212	26,696	17,311	10,498	10,697	5,416	24,997

Gross profit (loss)	(2,625)	(2,573)	1,444	5,054	(1,478)	(1,291)	(4,347)

Selling, general and administrative expenses	10,362	9,216	9,502	4,060	4,744	3,324	7,127

Asset losses and impairment charges	—	—	138,040	5,115	18,205	—	—

Loss from operations	(12,987)	(11,789)	(146,098)	(4,121)	(24,427)	(4,615)	(11,474)

Interest expense (income), net	(2,636)	(2,160)	30,948	8,085	1,303	648	7,484

Reorganization items, net	—	—	—	(18,396)	110,019	(5,117)	—

Income (loss) before benefit for income taxes	(10,351)	(9,629)	(177,046)	(30,602)	84,289	(10,380)	(18,957)

Benefit for income taxes	(3,629)	(77)	—	—	—	—	—

Net earnings (loss)	$(6,722)	$(9,552)	$(177,046)	$(30,602)	$84,289	$(10,380)	$(18,957)

Earnings/(loss) per diluted share	$(0.79)	$(0.96)	$(7.18)	$(1.26)	$1.73	$(0.41)	$(2.97)

Other Data:

Cash flows from operating activities	$(10,533)	$(7,298)	$(1,667)	$(5,118)	$(2,987)	$(3,706)	$(594)

Cash flows from investing activities	(77,668)	6,589	10,922	(1,990)	(9,118)	(17,996)	(1,060)

Cash flows from financing activities	(2,625)	—	—	—	20,217	20,217	—

Capital expenditures	67,974	38,445	22,916	1,990	21,402	19,951	1,060

Depreciation and amortization expense	14,258	14,923	13,821	6,454	3,356	2,488	18,117

Interest expense paid in kind	—	—	—	—	1,403	648	7,559

	Predecessor Company				Successor Company

			December 31,			September 30,
	1999	2000	2001	2002	2003	2004

						(Unaudited)
	(In thousands)

Balance Sheet Data:

Cash and cash equivalents	$4,855	$4,146	$13,401	$6,293	$14,405	$12,751

Available-for-sale securities	32,407	—	—	—	—	—

Total assets	359,838	343,829	191,475	136,578	153,319	145,472

Long-term obligations(1)	214,575	216,154	217,829	225,000	73,115	82,235

Preferred stock subject to repurchase	91,563	106,103	110,039	111,150	—	—

Stockholders’ equity (deficit)	14,671	(9,237)	(190,186)	(221,894)	74,810	57,880

(1)	Net of debt discount for the years ended December 31, 1999, 2000 and 2001.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

      The following discussion and analysis should be read in conjunction with “Selected Financial and Operating Data,” and our audited consolidated financial statements and notes thereto appearing elsewhere herein.

ORBIMAGE Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      ORBIMAGE Inc. (“ORBIMAGE,” the “Company” or the “Successor Company”) operates two satellites that collect, process and distribute digital imagery of the Earth’s surface, atmosphere and weather conditions. In addition to the OrbView-3 and OrbView-2 satellites, our satellite system also includes a U.S. ground system necessary to operate the satellites and to collect, process and distribute imagery from the satellites. We own the OrbView-3 satellite and have a license to operate and control the OrbView-2 satellite that we acquired from Orbital Sciences Corporation (“Orbital Sciences”), our former corporate parent. In addition, we maintain an image processing and production center at our headquarters in Dulles, Virginia, and an advanced image processing and geospatial information technology development and production center in St. Louis, Missouri. We also are exploring the possibility of constructing and operating a next-generation high-resolution imagery satellite, which we have designated OrbView-5.

      Our principal sources of revenue are the sale of satellite imagery to customers and regional distributors, and processing and production of imagery and geospatial information. As our business expands, we plan to also derive revenues from the use of value-added resellers. We have entered into several long-term sales contracts to provide imagery products and, in certain circumstances, we will be entitled to receive contractual payments in advance of product delivery. We will initially record deferred revenue for the total amount of the advance payments under these contracts and recognize revenue over the contractual delivery period.

      Our direct expenses include the costs of operating and depreciating the OrbView-3 satellite, the OrbView-2 license and the related ground systems, as well as construction costs related to distributor-owned ground stations. Labor expenses and depreciation represent the largest component of our direct expenses.

      We have incurred losses from operations since our inception and have generated only limited revenues from the operations of OrbView-2 and our image processing business. We began generating revenues from OrbView-3 in 2004, and our first two quarters of full operations have resulted in average quarterly revenues of $9 million and gross profit near break-even. As discussed in more detail below, in April 2004, NGA announced a request for proposals under its NextView Second Vendor program for a second provider of next generation high-resolution satellite imagery (a competitor received the first NextView award in 2003). Because of the significance of the contract to the future of our industry, we decided to focus on our current operations and actively pursue a NextView contract award, temporarily suspending the active pursuit of potential new customers. On September 30, 2004, NGA announced that the Company had been awarded a contract under this NextView Second Vendor program to construct, launch and operate a new satellite, which we have named OrbView-5. With the NextView effort completed, we are now actively pursuing potential customers, particularly those in foreign markets. As a result, we believe that our revenues and operating profit in future quarters will continue at similar levels that have occurred since the commencement of OrbView-3 operations until new customers are signed up and brought into service, which we anticipate will begin in the second half of 2005.

      Chapter 11 Reorganization. On April 5, 2002, Orbital Imaging Corporation (the “Predecessor Company”), filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code (“Chapter 11”) in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”). The Predecessor Company continued business operations as debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of Chapter 11 and orders of the Bankruptcy Court.

      On February 11, 2003, the Predecessor Company signed a Settlement Agreement with the Creditors’ Committee and Orbital Sciences to facilitate the Predecessor Company’s emergence from its Chapter 11 reorganization proceeding. Under the Settlement Agreement, the Predecessor Company agreed to suspend its pending litigation with Orbital Sciences in exchange for additional working capital and other consideration to be provided by Orbital Sciences. The Settlement Agreement provided for mutual releases of all claims among the parties, including the Predecessor Company and a significant majority of its bondholders and preferred stockholders, Orbital Sciences, and certain officers/directors of Orbital Sciences. The releases became effective upon launch of the OrbView-3 satellite by Orbital Sciences and payment by Orbital Sciences of $2.5 million to the Predecessor Company (the “Orbital Sciences Payment”). In exchange, Orbital Sciences received new notes that were equal to the Orbital Sciences Payment and ranked pari passu with the new notes to be issued to the Predecessor Company’s pre-bankruptcy unsecured creditors. As part of the Settlement Agreement, if OrbView-3 was not launched by April 30, 2003 or on-orbit check out was not successfully completed by July 31, 2003, Orbital Sciences would pay the Predecessor Company delay penalties. Orbital Sciences also agreed to defer certain payment obligations of the Predecessor Company and to forgive others, the details of which are discussed in Note 5 below. The Predecessor Company obtained formal approval of the Settlement Agreement from the Bankruptcy Court on February 19, 2003.

      On September 15, 2003, the Predecessor Company filed its Fourth Amended Plan of Reorganization (the “Plan”) and Fourth Amended Disclosure Statement with the Bankruptcy Court. The Plan was confirmed by the Bankruptcy Court on October 24, 2003. The Successor Company, ORBIMAGE Inc., officially emerged from bankruptcy protection effective December 31, 2003. As part of the final reorganization, on December 31, 2003, all existing notes and shares of capital stock of the Predecessor Company were cancelled. Holders of the Predecessor Company’s old notes and the Predecessor Company’s general unsecured creditors received $50 million in new Senior Subordinated Notes due 2008 and 6 million shares of common stock, representing approximately 99 percent of the outstanding capital stock of ORBIMAGE. Holders of certain debt obligations incurred during the Company’s bankruptcy received approximately $19 million in new Senior Notes due 2008. Additionally, holders of the Company’s Series A Preferred Stock received warrants to purchase up to approximately 319,000 shares of common stock of ORBIMAGE at an exercise price of $28.22 per share.

      In connection with the emergence from Chapter 11, ORBIMAGE reflected the terms of its Plan of Reorganization in its financial statements in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”) with respect to financial reporting upon emergence from Chapter 11 (“Fresh-Start accounting”). Upon applying Fresh-Start accounting, a new reporting entity (the Successor Company) is deemed to be created on the Effective Date and the recorded amounts of assets and liabilities are adjusted to reflect their estimated fair values. Such fair values represent our best estimates based on independent valuations. These valuations were based on a number of estimates and assumptions which are inherently subject to significant uncertainties and contingencies beyond our control. Accordingly, there can be no assurance that the valuations will be realized, and the actual results could vary significantly. The reported historical financial statements of the Predecessor Company for the years ended December 31, 2003 and prior will not be comparable to those of the Successor Company.

      As of April 5, 2002, the date of the Predecessor Company’s voluntary petition for reorganization under Chapter 11, the Predecessor Company adopted the financial reporting and accounting policies required for companies operating pursuant to Chapter 11 as prescribed in SOP 90-7. In accordance with SOP 90-7, we have classified in the accompanying balance sheet as of December 31, 2002 liabilities subject to compromise separately from those that are not subject to compromise. We have reported revenues, expenses, gains and losses relating to the reorganization separately in the accompanying statement of operations for the years ended December 31, 2003 and 2002, respectively.

      As a general rule, all of the Predecessor Company’s contracts and leases continued in effect in accordance with their terms, unless otherwise ordered by the Bankruptcy Court. The Bankruptcy Court provided the Predecessor Company with the opportunity to reject any executory contracts or unexpired leases that were burdensome or assume any contracts or leases that were favorable or otherwise necessary to its business operations. Certain executory contracts were rejected by the Predecessor Company during the course of the bankruptcy proceedings.

      NextView Program. The U.S. Government, through the National Geo-Spatial Intelligence Agency (“NGA”), announced in March 2003 that it intended to support the continued development of the commercial satellite imagery industry through subsidies for the engineering, construction and launch of the next generation of imagery satellites by two providers. This program is known as NextView. The first NextView award was made to Digital Globe, a competitor of the Company, in September 2003. The Company made an initial bid for that award as a prime contractor teamed with Ball Aerospace, but withdrew its bid when Ball Aerospace elected to support the Digital Globe bid on an exclusive basis.

      NGA announced a request for proposals from potential second providers in April 2004. The NextView Second Vendor program will allow NGA to have two separate providers of next generation high-resolution satellite imagery, rather than just Digital Globe under the original award. On September 30, 2004, NGA announced that the Company had been awarded a contract under this NextView Second Vendor program. As the winning bidder of the NextView Second Vendor award, we will, as prime contractor, construct a new OrbView-5 satellite. The Company estimates its total project cost (including financing and launch insurance costs) to bring the OrbView-5 satellite into service will be approximately $502 million. Under the NextView contract the Company has with NGA, NGA will support the project with a cost share totaling approximately $237 million spread out over the course of the project and subject to various milestones.

      The Company anticipates the OrbView-5 satellite will be launched and go into service in early 2007. The Company intends to purchase launch insurance and on-orbit insurance to cover the replacement cost of the satellite in the event of a lunch failure or if on-orbit anomalies prevent the satellite from being placed into service. The costs of such insurance cannot be determined with specificity at this time, but the Company believes the premium would cost approximately 20 percent of the coverage amount if the insurance market at the time such insurance is purchased is similar to the current market. Once the OrbView-5 satellite is placed into service, the NextView award provides for NGA to purchase imagery from the satellite through September 30, 2008. NGA would have the first right to order images from the satellite, which would utilize slightly more than half of the satellite’s imagery-taking capacity at any given time, with the remainder available for commercial and state and foreign government sales by the Company.

      The Company believes that the OrbView-5 satellite, when launched and placed into service, will be the most modern, high-capacity, high-resolution commercial imaging satellite in the world. OrbView-5 will be designed for less than 0.5 meter resolution, panchromatic (black and white) images, and less than 2.0 meter resolution, multi-spectral (color) images, with the capability to take images across 700 square kilometers of the earth’s surface every day.

      On October 20, 2004, the losing bidder in the competition for the NextView Second Vendor award, a competitor of the Company named New SI LLC, filed a protest of NGA’s award to ORBIMAGE with the U.S. Government Accountability Office (“GAO”). NGA directed ORBIMAGE to continue working under the contract during the protest proceeding. On November 23, 2004, ORBIMAGE received notice from the GAO that it has dismissed the protest.

Industry and Business Considerations

      As a government contractor, we are subject to U.S. Government oversight. The government may inquire about and investigate our business practices and audit our compliance with applicable rules and regulations. The government could make claims against us if the results of such audits or investigations warrant such action. Under government procurement regulations and practices, an indictment of a government contractor could result in that contractor being fined and/or suspended from bidding on or being awarded new government contracts for a period of time or debarment for a period of time. We are not aware of any such audits or investigations against us at this time. We are also exposed to risks associated with U.S. government contracting such as technological uncertainties and obsolescence, and dependence on Congressional appropriation and allotment of funds each year. The nature of our products and services exposes us to certain risks associated with state of the art technologies such as delays, cost growth and product failure.

      The nature of our international business also makes us subject to the export control regulations of the U.S. Department of Commerce. If these regulations are violated, it could result in monetary penalties and denial of export privileges. We are currently not aware of any violations of export control regulations which could have a material adverse effect on our business or our financial position.

Critical Accounting Policies

      We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management bases their estimates and judgments on historical experience and on various other factors. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates. The following represent what we believe are the critical accounting areas that require the most significant management estimates and judgments.

      Revenue Recognition and Contract Accounting. ORBIMAGE’s principal source of revenue is the sale of satellite imagery to customers, value added resellers and distributors. Such sales often require us to provide imagery over the term of multi-year sales contracts. Accordingly, we recognize revenues on imagery contracts on a straight-line basis over the delivery term of the contract. Deferred revenue is recorded when payments are received in advance of the delivery of imagery.

      A portion of our business is derived from long-term fixed-price contracts with the U.S. Government and commercial customers. Revenue under these contracts is recognized using the percentage of completion method of accounting. Such revenues are recorded based on the percentage of costs incurred in the applicable reporting period as compared to the most recent estimates of costs to complete each project. These incurred costs approximate the output of deliverables to our customers. Estimating future costs and, therefore, revenues and profits, is a process requiring a high degree of management judgment. Management bases its estimate on historical experience and on various assumptions that are believed to be reasonable under the circumstances. Costs to complete include, when appropriate, labor, subcontracting costs and materials, as well as an allocation of indirect costs. Reviews of the status of contracts are performed through periodic contract status and performance reviews. In the event of a change in total estimated contract cost or profit, the cumulative effect of such change is recorded in the period in which the change in estimate occurs.

      Prior to the launch of OrbView-4 in 2001, the Predecessor Company derived a significant amount of its revenues from the construction of ground stations built to downlink imagery directly from OrbView-3 and OrbView-4 to our customers. Our estimates for completion of construction were adversely affected by significant manufacturing delays for both satellites. In 2001, the Predecessor Company recorded a $1.1 million charge to earnings to reflect the effect of these delays on the completion of the ground stations. The Predecessor Company ultimately suspended work on the ground stations due to the launch failure of OrbView-4 in September 2001. Ground station construction activity was restarted after the successful launch of OrbView-3 in June 2003, and was substantially completed in December 2003 without further increases in costs. ORBIMAGE has not incurred any material changes in estimates on its imagery and image processing contracts with the U.S. Government.

      Certain of our contracts with NGA consist of multiple elements. For contracts consisting of multiple elements, we identify these elements and consider whether the delivered item(s) has value to the customer on a standalone basis, whether there is objective and reliable evidence of the fair value of the undelivered item(s) and, if the arrangement includes a general right of return relative to the delivered item(s), delivery or performance of the undelivered item(s) is considered probable and substantially in our control. We evaluate such contracts to ensure that, for purposes of determining standalone value, performance of any one element of the contract is not directly contingent on performance of the other contract elements. Revenue recognition may be impacted if nonperformance of one contract element causes the customer to terminate the other element(s). Such contracts are also subject to, among other things, termination rights, refunds of payments due to unsatisfactory performance and uncertainty regarding availability of future funding.

      Receivables. A significant amount of judgment is required by management in estimating the reserves required for receivables that are potentially uncollectible. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current credit worthiness, as determined by our review of their current credit information. We regularly monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. If collection of the receivable is not reasonably assured at the time services are performed, we do not initially record the revenue, but rather record an allowance for customer credits to offset the receivable. If there is a change in the customer’s financial status or the receivable is collected, revenue is recorded at that time. While such credit losses described above have historically been within our expectations and the provisions established, we cannot guarantee that we will experience the same credit loss rates that we have estimated or historically experienced. As such, additional charges could be incurred in the future to reflect differences between estimated and actual collections.

      Long-Lived Assets. In assessing the recoverability of our satellites, fixed assets and other long-lived assets, we evaluate the recoverability of those assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” This Statement requires that certain long-lived fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows could be impacted by, among other things, changes in estimates of the useful lives of the assets (e.g., degradation in the quality of images downloaded from the satellite), changes in estimates of our ability to operate the assets at expected levels (e.g., due to intermittent loss of satellite transmissions) and by the loss of one or several significant customer contracts.

      Goodwill. We evaluate the carrying value of goodwill on an annual basis in the fourth quarter of each year and when events and circumstances warrant such a review in accordance with SFAS 142, “Goodwill and Other Intangible Assets.” SFAS 142 requires the use of fair value in determining the amount of impairment, if any, for recorded goodwill. In assessing the recoverability of goodwill and other intangibles, we must make assumptions regarding the estimated future cash flows and other factors (such as changes in discount rates, changes and updates to our five-year business plan and industry projections and analyses) to determine the fair value of the respective assets. Estimates of future cash flows may be affected by such factors as the reporting unit’s past performance in providing products and services, the status of contract funding and the existence of options to extend the contract and the probability of exercising such options. Should the fair value of the reporting unit exceed its carrying amount, we would then allocate the calculated fair value to the assets and liabilities of the reporting unit (including goodwill). Any calculated impairment loss would be recognized if the carrying amount of goodwill exceeds the implied fair value. If and when these circumstances or their related assumptions change in the future, the Company may be required to record impairment charges for these assets. An impairment test was performed on recorded goodwill and it was determined that no impairment existed at December 31, 2003 and 2002. Additionally, we recorded $28.5 million of goodwill based on an independent enterprise valuation as part of the Fresh-Start accounting.

Results of Operations

      As discussed above, the Company emerged from bankruptcy protection and adopted fresh-start accounting effective December 31, 2003. References to “Predecessor Company” refer to the Company prior to December 31, 2003. References to “Successor Company” refer to the Company on and after December 31, 2003, after giving effect to the cancellation of the then-existing common stock and the issuance of new securities in accordance with the Plan of Reorganization and application of fresh-start reporting. As a result of the fresh-start reporting, the Successor Company’s financial statements are not comparable with the Predecessor Company’s financial statements.

      Revenues. Revenues for the nine months ended September 30, 2004 were approximately $20.7 million, a significant increase compared to $4.1 million in the same period in 2003. The increase in 2004 revenues was primarily due to the commencement of OrbView-3 operations for the U.S. Government and our major international customers. Revenues generated from OrbView-3 products and services were approximately $14.5 million in 2004.

      Revenues for the years ended December 31, 2003, 2002 and 2001 were $9.2 million, $15.6 million and $18.8 million, respectively. Revenues for 2003 decreased by approximately $6.3 million, or 41 percent, as compared to 2002 due to the conclusion in October 2002 of a five-year, $43 million contract with the National Aeronautics and Space Administration (“NASA”) to provide OrbView-2 imagery. The Predecessor Company recognized revenues of $7.4 million under this contract in 2002. Upon conclusion of this contract, the Predecessor Company signed a new contract with NASA to provide OrbView-2 imagery in 2003 for $1.1 million. This contract expired in December 2003, but was extended by both parties to December 2004 under the same terms and conditions. The Predecessor Company also recognized $2.8 million of lower revenues in 2003 from image processing activities as compared to the prior year due to delays in U.S. Government contract awards. These decreases were offset by approximately $3.4 million of 2003 revenues associated with the completion of the construction of a ground station for our regional distributor in Japan after the successful launch of the OrbView-3 satellite. Revenues for 2002 decreased by $3.2 million, or 17 percent, as compared to 2001 primarily due to the absence of a full year of revenues recognized in 2002 on the aforementioned NASA contract and because of the interruption of work on long-term construction contracts for ground stations as a result of the OrbView-4 satellite launch failure in September 2001.

      In February 2004, the OrbView-3 satellite commenced regular operations for its regional distributor in Japan. In March 2004, we were awarded a contract to supply the National Geospatial-Intelligence Agency (“NGA”) with imagery and value-added products from the OrbView-3 satellite. NGA’s ClearView award provides us with guaranteed minimum revenues of $27.5 million over two years, of which approximately $10.5 million and $12 million represent minimum commitments to purchase imagery in years one and two, respectively. The contract also provides for NGA to reimburse approximately $5 million for infrastructure costs we incurred to provide the required imagery. In June 2004, we received a task order to provide $6.4 million of production services to NGA under the ClearView program during the first year of the contract.

      Direct Expenses. Direct expenses include the costs of operating and depreciating the OrbView-2 license and the related ground stations and construction costs related to the OrbView-3 distributor-owned ground stations. Direct expenses for the nine months ended September 30, 2004 were approximately $25.0 million, a significant increase from 2003 direct expenses of $5.4 million. In the first quarter of 2004, we commenced recording depreciation expense on the OrbView-3 satellite and related ground station assets. Total depreciation expense recorded for these assets in the first nine months of 2004 was approximately $13.6 million. Of the remaining increase in 2004 to direct expenses, approximately $3.0 million resulted principally from increased staffing requirements in connection with the commencement of service to our OrbView-3 customers in the U.S and overseas and $2.5 million resulted from increases in materials and other direct costs associated with OrbView-3 operations that commenced in 2004.

      Direct expenses for the years ended December 31, 2003, 2002 and 2001 were $10.7 million, $10.5 million and $17.3 million, respectively. Direct expenses for 2003 increased by $0.2 million, or two percent, from the comparable 2002 amount. Increased costs from subcontractor activities associated with the completion of a ground station construction contract of $2.7 million and increased costs resulting from the commencement of OrbView-3 operations of $1.1 million were offset by reduced depreciation expense of $2.7 million resulting from the write-down of the value of the OrbView-2 satellite and from a reduction in imagery production activities of $1.1 million. This write down was taken in 2002 because of the decrease in OrbView-2 revenues derived from the NASA contract. Direct expenses in 2002 decreased by $6.8 million, or 39 percent, as compared to 2001. This decrease resulted from lower depreciation expense in 2002 due to an impairment charge taken on the OrbView-2 satellite and related ground station assets in 2001, which lowered 2002 depreciation expense by approximately $4.4 million. The remaining decrease consisted of a $1.3 million decrease in costs incurred in 2002 and a charge of $1.1 million associated with the interruption of construction on the ground station construction projects resulting from the September 2001 OrbView-4 launch failure.

      Selling, General and Administrative Expenses. Selling, general and administrative (“SG&A”) expenses include the costs of marketing, advertising, promotion and other selling expenses, as well as the costs of the finance, administrative and general management functions of ORBIMAGE. SG&A expenses were approximately $7.1 million for the nine months ended September 30, 2004, which is more than double the $3.3 million recorded for the 2003 period. Approximately $2.0 million of this variance resulted from the amortization of deferred compensation associated with stock awards granted to employees. The remaining variance consisted of an increase in labor costs of $0.8 million and an increase of $0.9 million resulting from expenses associated with the commencement of OrbView-3 business operations in 2004.

      SG&A expenses for the years ended December 31, 2003, 2002 and 2001 were $4.7 million, $4.1 million and $9.5 million, respectively. SG&A expenses increased in 2003 by $0.6 million, or 15 percent, as compared to 2002 as a result of increased OrbView-3 sales and marketing activities after the successful launch. SG&A expenses in 2002 decreased by $5.4 million, or 57 percent, as compared to 2001. Effective April 5, 2002, the date the Predecessor Company filed for bankruptcy protection, the Predecessor Company classified legal and advisors fees incurred for restructuring activities as reorganization items in accordance with SOP 90-7. Legal and advisor fees incurred prior to that date were classified as SG&A expenses. In 2001, the Predecessor Company incurred approximately $4.2 million of legal and advisors fees. The remaining decrease resulted principally from the implementation of cost reduction activities after the OrbView-4 launch failure, including labor related reductions of $0.4 million.

      System Depreciation. Depreciation of the capitalized costs begins when the satellites and related ground systems are placed into service. Depreciation and amortization are recognized using the straight-line method. We are amortizing the cost of the OrbView-2 license over the seven and one-half year design life of the OrbView-2 satellite which will end in the second quarter of 2005. We began depreciating the cost of OrbView-3 over its five-year design life in February 2004 when we commenced OrbView-3 business operations. We depreciate the ground systems assets over the estimated lives of the related satellite assets. Total annual depreciation for the OrbView-3 system is approximately $20.2 million.

      Asset Losses and Impairment Charges. On September 12, 2003, the Predecessor Company signed a settlement agreement with MDA concerning its remaining marketing rights in the long-delayed Canadian RadarSat-2 satellite program. The Predecessor Company had originally paid $30 million to MDA to acquire an exclusive territorial license to distribute and sell RadarSat-2 imagery in North America (except Canada), and was obligated to pay an additional $10 million to MDA as final payment prior to the Chapter 11 filing. Under the terms of the settlement agreement, the Predecessor Company received $10 million from MDA on October 1, 2003 and $1 million on October 1, 2004 and will receive an additional payment of $1 million on October 1, 2005. If MDA were to default in making such payment, interest would accrue on the unpaid principal amount at the default rate of 18 percent per annum compounded quarterly. In exchange, the Predecessor Company agreed to end its dispute with MDA and return its limited licenses in RadarSat-2 back to MDA, the prime contractor for the program. The Predecessor Company recorded a loss on the sale of the RadarSat-2 Territorial License of $18.2 million in 2003.

      In 2002, due to the continued effect of terrorism activities on Federal funding for scientific imagery applications, the Predecessor Company evaluated the recoverability of the OrbView-2 satellite pursuant to Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Accordingly, the carrying value of the satellite and related ground station assets were adjusted to their most likely estimated fair values based on anticipated future discounted cash flows, resulting in a non-cash impairment charge of $5.1 million for the year ended December 31, 2002.

      On September 21, 2001, the OrbView-4 satellite suffered a launch failure and did not achieve its intended orbit. Accordingly, the Predecessor Company wrote off the value of OrbView-4 as well as the portion of the ground station assets that were directly related to the operation of OrbView-4. The Predecessor Company wrote off $144.2 million for OrbView-4 and an additional $10.5 million for the related ground station assets. These losses were offset by proceeds from insurance of $63.1 million. The Predecessor Company had purchased insurance coverage for the combined risk of launch, satellite checkout and on-orbit satellite operations with respect to OrbView-4 prior to launch. Also in 2001, due to continued delays in the completion of OrbView-3 and RadarSat-2, the entry of competitors in markets served by the Predecessor Company and the effect of terrorism activities on Federal funding for scientific imagery applications, the Predecessor

Company evaluated the recoverability of its remaining satellites and ground station assets pursuant to SFAS No. 144. Accordingly, the carrying value of the satellites and related ground station assets were adjusted to their most likely estimated fair values based on anticipated future discounted cash flows, resulting in a non-cash impairment charge of $46.5 million for the year ended December 31, 2001.

      Interest Expense, net. We recorded net interest expense of approximately $7.5 million during the nine months ended September 30, 2004, which represents interest incurred on the Senior Notes and Senior Subordinated Notes. Both the Senior Notes and the Senior Subordinated Notes initially bear interest payable in kind at an annual rate of 13.625% through December 31, 2004. Beginning on January 1, 2005, the Senior Notes and Senior Subordinated Notes shall bear interest at an annual rate of 11.625%, payable in cash on a semiannual basis. Interest payable in kind on the Senior Notes and Senior Subordinated Notes is expected to be approximately $10.6 million in 2004. The Predecessor Company recognized interest expense of $0.6 million for the nine months ended September 30, 2003, which represented interest expense on debt incurred for the purchase of insurance coverage for the combined risk of launch, satellite checkout and on-orbit satellite operations with respect to OrbView-3. This insurance loan is discussed in detail in the Liquidity and Capital Resources section below. The total amount borrowed was approximately $17.8 million. Interest accrued on the Insurance Loan at an annual rate of 13.625% and was added to the principal balance. The Predecessor Company did not recognize interest on its Senior Notes because it was operating under bankruptcy protection. Contractual interest expense for the Predecessor Company was $20.2 million for the nine months ended September 31, 2003.

      The Predecessor Company recorded net interest expense of $1.3 million, $8.1 million, and $30.9 million for the years ended December 31, 2003, 2002 and 2001, respectively. Net interest expense was incurred by the Predecessor Company in 2003 with respect to debt incurred to purchase insurance coverage for the combined risk of launch, satellite checkout and on-orbit satellite operations with respect to OrbView-3 as discussed above. This loan was converted to New Senior Notes on the effective date of the emergence from Chapter 11. Net interest expense in 2002 and 2001 represent interest obligations incurred under the Predecessor Company’s Senior Notes. The Predecessor Company ceased recognizing interest expense on April 5, 2002, the date the Predecessor Company filed under Chapter 11. If the Predecessor Company had recorded interest expense during the Chapter 11 period, interest expense for the years ended December 31, 2003 and 2002 would have increased by approximately $28.0 million and $22.0 million, respectively.

      Reorganization Items. In accordance with SOP 90-7, reorganization items have been segregated from continuing operations in the Statement of Operations. The largest component of reorganization items for 2003 is a gain of $104.8 million that was recorded on the discharge of the Predecessor Company’s old Senior Notes as discussed above. Reorganization items incurred during 2003 and 2002 also legal and advisory fees incurred in conjunction with the Chapter 11 process of $6.1 million and $7.2 million, respectively.

      Benefit for Income Taxes. No income tax benefit was recorded for the nine months ended September 30, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001 due to uncertainty regarding sufficiency of taxable income in future periods. As of December 31, 2003, we had net operating loss carryforwards totaling approximately $132 million, which expire beginning in 2021. Such net operating loss carryforwards are subject to certain limitations and other restrictions.

      Backlog. Total negotiated backlog was $276.5 million at September 30, 2004 and $55.4 million at December 31, 2003. This amount included both funded backlog (unfilled firm orders for our products and services for which funding has been both authorized and appropriated by the customer) and unfunded backlog (firm orders for which funding has not yet been appropriated). The contracts are generally for terms of up to four years, and the customers have options to renew. Negotiated backlog does not include unexercised options or task orders to be issued under indefinite-delivery/indefinite quantity (“IDIQ”) type contracts. Total funded backlog was $40.8 million at September 30, 2004 and $33.2 million at December 31, 2003. The increase in backlog during 2004 resulted from the award by NGA of the ClearView imagery and value-added products contract and the NextView Second Vendor contract discussed above.

Liquidity and Cash Flows

      Net cash used for operating activities was approximately $0.6 million and $3.7 million during the nine months ended September 30, 2004 and 2003, respectively. The decrease in cash used in operating activities is primarily attributable to the generation of cash resulting from the commencement of OrbView-3 operations in 2004 and from payments made in 2003 to professional advisors in connection with the Predecessor Company’s restructuring activities of $2.7 million.

      Net cash used for operating activities was $3.0 million in 2003, $5.1 million in 2002 and $1.7 million in 2001. Net loss, after adjustments for non-cash items such as depreciation, amortization, impairment charges and the gain on debt extinguishment, was $10.2 million in 2003, $7.8 million in 2002 and $25.2 million in 2001. Changes in working capital provided cash of $5.8 million in 2003, $2.7 million in 2002 and $23.5 million in 2001. In 2003, the most significant source of operating cash was an $8.5 million payment received for completion of the distributor ground station in Japan. In 2002, the Predecessor Company used $34.3 million of restricted cash from insurance proceeds to repay accrued interest to the Predecessor Company’s senior note holders. The largest working capital change in 2001 was the accrual of interest on the senior notes.

      Investing activities used cash of approximately $1.1 million and $18.0 million for the nine months ended September 30, 2004 and 2003, respectively. Most of the 2004 expenditures represent internal salary and related costs as well as external costs associated with the in-orbit checkout of OrbView-3 and related systems. In 2003, the Predecessor Company used $21.4 million for capital expenditures, $15.6 million of which was used to purchase launch insurance for OrbView-3. Offsetting those expenditures was the receipt of $2.0 million of launch delay penalties paid to the Predecessor Company by Orbital Sciences as a result of delays in launch and check-out of the OrbView-3 satellite.

      Investing activities used cash of approximately $9.1 million in 2003 and $2.0 million in 2002 and provided cash of $10.9 million in 2001. In 2003, the Predecessor Company used $21.4 million for capital expenditures, $15.6 million of which was used to purchase launch insurance for OrbView-3. Offsetting those expenditures was the receipt of $10 million from MDA for the sale of the territorial license to distribute and sell RadarSat-2 imagery and $2.3 million of launch delay payments paid to the Predecessor Company by Orbital Sciences as a result of delays in launch and check-out of the OrbView-3 satellite. In 2001, the Predecessor Company made capital expenditures of $22.9 million, of which $18.5 million represented capitalized launch insurance premiums for OrbView-4. These expenditures were more than offset by the receipt of $28.8 million of insurance proceeds from the OrbView-4 launch failure and from $5 million of launch delay payments from Orbital. ORBIMAGE expects to spend approximately $1.5 million on capital expenditures through the end of 2004 for infrastructure work related to performance on existing contracts. In addition, under our existing contract with Orbital Sciences, we could be obligated to spend up to $5 million in on-orbit incentives for OrbView-3 payable over a four-year period beginning in 2005.

      ORBIMAGE neither received nor used cash for financing activities during the first nine months of 2004. Net cash provided by financing activities for the Predecessor Company was $20.2 million during the first nine months of 2003. This amount consists of $17.7 million of loan proceeds that were used to procure launch insurance for OrbView-3 and $2.5 million of proceeds loaned by Orbital Sciences to the Predecessor Company.

      Net cash provided by financing activities was $21.6 million in 2003. This amount consists of $19.1 million of loan proceeds that were used to procure launch insurance for OrbView-3 and $2.5 million of proceeds loaned by Orbital Sciences to the Predecessor Company. The insurance loan was converted into ORBIMAGE Senior Notes and the Orbital Sciences loan was converted into Successor Company Senior Subordinated Notes upon emergence from bankruptcy. The Predecessor Company neither received nor used cash for financing activities during 2002 or 2001.

      Our operations are subject to certain risks and uncertainties that are inherent in the remote sensing industry. We have incurred losses since inception, and we believe that we will continue to do so through the first year of OrbView-3 operations. As of September 30, 2004 and December 31, 2003, we had $12.8 million and $14.4 million, respectively, of unrestricted cash and cash equivalents. In addition, in connection with the settlement agreement between the Predecessor Company and MDA regarding the sale of a license for rights to distribute data from the RadarSat-2 satellite being constructed by MDA, we received a note for $2 million payable in equal installments in October 2004 and October 2005. Since our emergence from Chapter 11, we have funded our capital expenditures and cash flows from operating activities using cash on hand and revenues on existing contracts. As discussed below, we will be obligated to make cash payments of interest expense on our Senior Notes and Senior Subordinated Notes beginning in June 2005. Our capital expenditures for 2004 (excluding the NextView program) are expected to approximate $2 million. We believe that we currently have sufficient resources to meet our operating requirements through the next twelve months, but our ability to be profitable and generate positive cash flow through our operations beyond that period is dependent on the continued expansion of commercial services, adequate customer acceptance of our products and services and numerous other factors. As discussed below, the Company’s performance under the NextView Contract will require significant capital expenditures to develop, manufacture and launch the OrbView-5 satellite, and will be funded through separate issuances of debt and equity as well as from the Company’s future operating cash flows.

Capital Structure and Resources

      At September 30, 2004 and December 31, 2003, our total long-term debt amounted to $82.2 million and $73.1 million, respectively. On the Effective Date of our emergence from bankruptcy protection, holders of the Predecessor Company’s senior notes and the Predecessor Company’s qualified general unsecured creditors received $50 million of the Successor Company’s new Senior Subordinated Notes. In addition, Orbital Sciences received $2.5 million of Senior Subordinated Notes in full satisfaction of its claims, and certain other parties received approximately $1.5 million of Senior Subordinated Notes in exchange for advisory and other services. Each holder of the Predecessor Company’s Insurance Loan received, in full satisfaction of its Insurance Loan claim, its pro rata share of the Successor Company’s new Senior Notes totaling approximately $19.1 million. The Senior Notes rank senior to the Senior Subordinated Notes.

      Both the Senior Notes and the Senior Subordinated Notes accrue interest at the rate of 13.625 percent per annum, payable only in kind, on a semiannual basis through December 31, 2004. Thereafter, interest is payable in cash on a semiannual basis in arrears at the rate of 11.625 percent per annum, with such payments commencing on June 30, 2005. All cash on hand in excess of $15 million at June 30, 2004 and $45 million at December 31, 2004 (after cash required for operations, capital expenditures and required debt service) and all cash on hand in excess of $45 million semiannually thereafter (after cash required for operations, capital expenditures and required debt service) will be required to be used first to repurchase the Senior Notes, then to repurchase up to 50 percent of the Senior Subordinated Notes. Interest payable in kind is expected to be approximately $10 million in 2004. Thereafter, annual interest payable in cash, assuming no repurchase of any portion of Senior Notes or Senior Subordinated Notes, would be approximately $9.7 million.

      Both the Senior Notes and the Senior Subordinated Notes contain certain restrictive covenants that restrict certain payments, capital expenditures, limitations on issuance of debt, transfers, and asset sales. The Senior Notes and the Senior Subordinated Notes both mature on June 30, 2008 and can be prepaid in full at any time without penalty.

      The Senior Note agreement contains a covenant requiring us to maintain an on-orbit insurance policy for as long as the Senior Notes remain outstanding (the “Continuing Insurance”). The Continuing Insurance will be for a coverage amount equal to the lesser of $50 million or the maximum amount available to be underwritten in the insurance market.

      At December 31, 2003, we had contractual commitments to repay debt and to make payments under operating leases. Payments due under these long-term obligations and commitments are as follows:

	Payments Due by Period

		Less Than			After
	Total	1 Year	1-3 Years	4-5 Years	5 Years

	(In thousands)

Long-term debt	$73,115	$—	$—	$73,115	$—

Operating lease commitments	2,172	698	935	450	89

Total contractual cash obligations	$75,287	$698	$935	$73,565	$89

      Under the Plan of Reorganization as confirmed by the Bankruptcy Court, all of the existing preferred stock, common stock and any options and warrants outstanding were cancelled as of the effective date of the reorganization. The capital stock of the Successor Company consists of 25,000,000 authorized shares of new common stock. Holders of the Predecessor Company senior notes and the general unsecured creditors received a pro-rata distribution of 6,000,000 shares of the Successor Company common stock on the Effective Date. These shares currently trade publicly in the over-the counter markets. Another 0.4 million shares of restricted stock have been issued as employee compensation since emergence from Chapter 11. These shares will vest over periods ranging from one to three years. The Predecessor Company’s outstanding preferred stock and outstanding warrants were cancelled as of the Effective Date. Holders of the Series A preferred stock were issued a pro-rata share of warrants to purchase up to 318,947 shares of Successor Company common stock at $28.22 per share. These warrants expire on December 31, 2007. These warrants were valued by the Successor Company at $2.04 per share.

      The Company’s performance under the NextView Contract will require significant capital expenditures to develop, manufacture and launch the OrbView-5 satellite. In order to fund its operations and obligations under the NextView Contract, the Company will need to raise approximately $265 million over a period of approximately two and one half years, which it intends to raise through a combination of (i) an issuance and sale of units composed of an aggregate of 6.5 million shares of common stock and 6.5 million new warrants for a price of $10 per unit, which would be raised through a combination of a private offering and a rights offering to its existing stockholders, (ii) an issuance of $155 million of additional senior subordinated indebtedness that will rank no higher than pari passu with, and will not have any scheduled amortization or a maturity date prior to the scheduled maturity of, the existing Senior Subordinated Notes of the Company, and (iii) cash flow generated by the Company’s existing business in the amount of approximately $45 million. The first portion of this funding was raised in a private placement which closed on November 16, 2004, in which the Company issued 3.25 million shares of common stock and warrants to purchase 4.25 million shares of common stock for a purchase price of $10 per share. At the closing of the private placement, the Company received $32.5 million in gross proceeds.

      ORBIMAGE has received commitments from investors to fund the $155 million in aggregate principal amount of additional senior subordinated indebtedness in conjunction with the NextView Second Vendor program. The Company paid to the parties who committed to the additional senior subordinated indebtedness a commitment fee equal to 100 basis points in cash for the total aggregate principal to which their commitments relate plus a pro rata share of 155,000 shares. Additionally, if the commitments have not been refinanced by three months and six months from contract execution, the Company will pay such parties additional commitment fees in cash, equal to 50 basis points and 100 basis points, respectively.

      At September 30, 2004 the Company had received consents from the holders of its Senior Subordinated Notes and the holders of its Senior Notes due 2008 that permit the Company to use up to $45 million of its cash flow from existing operations toward project costs for the OrbView-5 satellite. The consenting holders who held notes on the record date of July 29, 2004 received a consent fee in additional notes equal to 200 basis points on the principal amount of the notes to which the holders’ consents relate. Pursuant to the consents received from the noteholders, the Senior Subordinated Notes and the Senior Notes will not be callable by the Company until January 1, 2007.

      The Company has modified certain provisions of its indenture governing its Senior Subordinated Notes and the note and security agreement governing its Senior Notes to allow the Company to perform its obligations under the NextView contract.

Qualitative and Quantitative Disclosure of Market Risk

      Our primary exposure to market risk relates to interest rates. Our financial instruments which are subject to interest rate risk principally are limited to fixed rate long-term debt. Our long-term debt can be prepaid in full at any time without penalty. We do not believe that our debt securities are subject to significant market risk.

Item 3.	Properties

Properties

      ORBIMAGE currently subleases approximately 24,000 square feet of office and operations space in Dulles, Virginia, from Orbital Sciences Corporation. This space includes our principal executive offices. The sublease will expire in April 2005. The current annual rent is approximately $480,000. We are currently in discussions with the owner of the building to enter into a lease for this space which will replace the current sublease with Orbital Sciences.

      We also lease approximately 16,000 square feet of office and operations space in St. Louis, Missouri. The lease will expire on March 31, 2009. The current annual rent is approximately $265,000.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

      The following table shows the beneficial ownership of shares of common stock of ORBIMAGE as of the date of this Form 10 by (i) each director of ORBIMAGE; (ii) the Chief Executive Officer and the four other most highly compensated executive officers of ORBIMAGE for the year ended December 31, 2003; (iii) all directors and executive officers of ORBIMAGE, as a group; and (iv) holders of 5% or more of our common stock.

      As of the date of this Form 10, there are 9,958,310 shares of common stock outstanding.

	Number of Shares
	Beneficially		Percent of All
Name and Business Address of Beneficial Owner*	Owned(1)		Shares(1)

Directors and Executive Officers

Matthew M. O’Connell	291,600	(1)	2.9

Lee Demitry	11,744	(2)	—

Alex J. Fox	10,725	(3)	—

Timothy J. Puckorius	14,797	(4)	—

James A. Abrahamson	5,000	(5)	—

Joseph A. Ahearn	5,000	(5)	—

Talton R. Embry	5,000	(5)	—

Lawrence A. Hough	5,000	(5)	—

John W. Pitts	5,000	(5)	—

William W. Sprague	5,000	(5)	—

All directors and executive officers as group (14 persons)	486,051	(1)(2)(3)(4)(5)(6)	4.9

5% Holders(7)

Harbert Distressed Investment Master Fund, Ltd.(8)	1,422,460	(9)	14.4

Redwood Master Fund, Ltd.(10)	773,000	(11)	7.8

General Motors Investment Trust Funds II (GIFT II)(New York — Pension Trust)(12)	677,661	(13)	6.9

Putnam Funds(14)	623,088	(15)	6.3

Credit Suisse First Boston LLC(16)	494,924	(11)	5.0

*	Unless otherwise indicated, the address is c/o ORBIMAGE Inc., 21700 Atlantic Boulevard, Dulles, Virginia 20166.

(1)	Total includes (i) 275,454 shares of restricted stock granted on December 31, 2003 pursuant to Mr. O’Connell’s employment agreement, of which, 45,909 vested on June 30, 2004, 137,727 will vest on January 3, 2005 and 91,818 on January 3, 2006, (ii) 7,085 shares of restricted stock granted as the stock portion of Mr. O’Connell’s 2003 bonus, which will vest on June 30, 2005 and (iii) 9,061 options to purchase common stock, which will vest on December 31, 2004. To the extent we pay dividends on our shares of common stock, Mr. O’Connell will be entitled to dividends only on the shares which are then vested.

(2)	Total includes (i) 434 shares of restricted stock granted as the stock portion of Mr. Demitry’s 2003 bonus, which will vest on June 30, 2005, (ii) 6,504 shares of restricted stock granted on July 1, 2004, 2,168 shares of which will vest on each of December 31, 2004, 2005 and 2006, and (iii) 4,806 options to purchase common stock, which will vest on December 31, 2004.

(3)	Total includes (i) 370 shares of restricted stock granted as the stock portion of Mr. Fox’s 2003 bonus, which will vest on June 30, 2005, (ii) 5,549 shares of restricted stock granted on July 1, 2004, 1,850 shares of which will vest on each of December 31, 2004 and 2005 and 1,849 shares of which will vest on December 31, 2006, and (iii) 4,806 options to purchase common stock, which will vest on December 31, 2004.

(4)	Total includes (i) 1,117 shares of restricted stock granted as the stock portion of Mr. Puckorius’s 2003 bonus, which will vest on June 30, 2005, (ii) 8,502 shares of restricted stock granted on July 1, 2004,

2,834 shares of which will vest on each of December 31, 2004, 2005 and 2006, and (iii) 5,178 options to purchase common stock, which will vest on December 31, 2004.

(5)	Each of the non-employee directors received a grant of 5,000 shares of restricted stock which vest 1,000 shares per year on each July 1, beginning July 1, 2004.

(6)	Includes 15,472 options to purchase common stock issued to executive officers (other than Messrs. O’Connell, Demitry, Fox and Puckorius).

(7)	Based upon information available to us through the bankruptcy process, we believe the listed entities are the only beneficial holders of 5% or more of our common stock. However, because most of our common stock is held through a global security and traded through the Depository Trust Company book entry system, we cannot be sure that no other holders so qualify or that we are correct about the entity listed in the table. Once this registration statement becomes effective and holders are subject to the reporting requirements of Sections 13 and 16 under the Securities Exchange Act of 1934, we will have access to more reliable information.

(8)	Address is 555 Madison Ave., Suite 2800, New York, NY 10022.

(9)	Based on information provided in connection with our bankruptcy proceeding, we believe on December 31, 2003 in connection with our plan of reorganization, the named entity received beneficial interests in approximately this number of shares based upon the size of their claims in our bankruptcy. Such figure has been adjusted to give effect to (i) the additional issuance of shares in a private placement on November 16, 2004 and (ii) an additional issuance of shares as consideration for such beneficial owner’s commitment to purchase additional debt securities of the Company in the future.

(10)	Address is 910 Sylvan Avenue, Englewood Cliffs, NJ 07632.

(11)	Based on information provided to the Company by such beneficial owner, as adjusted to give effect to (i) the additional issuance of shares in a private placement on November 16, 2004 and (ii) an additional issuance of shares as consideration for such beneficial owner’s commitment to purchase additional debt securities of the Company in the future.

(12)	Address is c/o GMAC Investment Funds Trust, 757 5th Avenue, New York, NY 10153.

(13)	Based on information provided in connection with our bankruptcy proceeding, we believe on December 31, 2003 in connection with our plan of reorganization, the named entity received beneficial interests in approximately this number of shares based upon the size of their claims in our bankruptcy.

(14)	Consists of Putnam Asset Allocation: Growth Portfolio, Putnam Managed High Yield Trust, Putnam Variable Trust: Putnam VT High Yield Fund, Putnam High Income Opportunities Trust, Putnam High Income Bond Fund, Putnam Master Income Trust, Putnam Premier Income Trust, Putnam Diversified Income Trust, Putnam Master Intermediate Income Trust, Putnam Variable Trust: Putnam VT Diversified Income Fund, Putnam Asset Allocation: Conservative Portfolio, Putnam High Yield Trust, Putnam High Yield Advantage (private placement), Putnam High Yield Trust (private placement), Putnam Variable Trust: Putnam VT Diversified Income Fund (private placement) and Putnam Diversified Income Trust (private placement). Address for all entities is 1 Post Office Square, Boston, MA 02109.

(15)	Based on information provided in connection with our bankruptcy proceeding, we believe on December 31, 2003 in connection with our plan of reorganization, the following entities received beneficial interests in approximately the indicated number of shares based upon the size of their claims in our bankruptcy: Putnam Asset Allocation: Growth Portfolio, 11,059 shares; Putnam Managed High Yield Trust, 5,329 shares; Putnam Variable Trust: Putnam VT High Yield Fund, 53,028 shares; Putnam High Income Opportunities Trust, 2,398 shares; Putnam High Income Bond Fund, 2,665 shares; Putnam Master Income Trust, 10,392 shares; Putnam Premier Income Trust, 26,381 shares; Putnam Diversified Income Trust, 116,981 shares; Putnam Master Intermediate Income Trust, 16,521 shares; Putnam Variable Trust: Putnam VT Diversified Income Fund, 13,324 shares; Putnam Asset Allocation: Conservative Portfolio, 2,665 shares; Putnam High Yield Trust, 11,725 shares; Putnam High Yield Advantage (private placement), 138,032 shares; Putnam High Yield Trust (private placement),

209,393 shares; Putnam Variable Trust: Putnam VT Diversified Income Fund (private placement), 1,599 shares; and Putnam Diversified Income Trust (private placement), 1,599 shares.

(16)	Address is 11 Madison Avenue, New York, NY 10010.

Item 5.	Directors and Executive Officers

Directors of ORBIMAGE

      The following table lists our directors as of the date of this Registration Statement.

Name	Age	Position

James A. Abrahamson	71	President, Chairman of the Board, Director

Matthew M. O’Connell	51	Chief Executive Officer and Director

Joseph M. Ahearn	49	Director

Talton R. Embry	57	Director

Lawrence A. Hough	60	Director

John W. Pitts	54	Director

William W. Sprague	46	Director

General (Ret.) James A. Abrahamson

Director (Chairman)

      General Abrahamson has been a member of the board since April 1998. General Abrahamson currently serves as Chairman and Chief Executive Officer of StratCom, LLC and Sky Sentry LLC. From 1992 to 1995, he served as Chairman of Oracle Corporation. He served as Executive Vice President for Corporate Development for Hughes Aircraft Company from October 1989 to April 1992 and President of the Transportation Sector for Hughes Aircraft Company from April 1992 to September 1992. General Abrahamson directed the Strategic Defense Initiative from April 1984 until he retired from the Air Force in January 1989 at the rank of Lieutenant General. He also directed the development of the F-16 Multi-National Fighter and served as NASA Associate Administrator for Space Flight, managing NASA’s space shuttle from its first flight through ten safe and successful missions.

Joseph M. Ahearn

Director

      Joseph M. Ahearn is a Partner of Pilgrim Advisors in White Plains, New York. He has also served as President and CEO of Toy Biz Inc., Managing Director of Tot Funding, Inc., and as a Partner of GDL Management, Inc. Mr. Ahearn also serves as director of LaRoche Industries and Hedstrom Corporation. Mr. Ahearn was a member of the firm of Touche Ross & Co. from 1981 to 1987 and Arthur Andersen & Co. from 1976 to 1980.

      Mr. Ahearn serves as Chairman of the Audit Committee.

Talton R. Embry

Director

      Talton R. Embry has been Chairman of Magten Asset Management Corp. since 1978. Mr. Embry was chairman of the Official Committee of Unsecured Creditors in our bankruptcy proceeding from April 2002 until July 2003. Mr. Embry is a director of First Union Real Estate Equity and Mortgage Investments and National Patent Development. He was formerly co-chairman and a director of Revco Drug Stores (now CVS Corp). He has been a director of Anacomp, BDK Holdings, Capsure Holdings (now CNA Surety), Combined Broadcasting, Salant, Texscan, Thermadyne, Varco Inernational, and Westpoint Stevens.

      Mr. Embry is a member of the Audit Committee and the Compensation Committee.

Lawrence A. Hough

Director

      Lawrence A. Hough is Chairman of Stuart Mill Capital, Inc. Mr. Hough previously served as Co-chairman and Chief Executive Officer of SatoTravel, President and Chief Executive Officer of Sallie Mae, Chief Financial Officer of Hufcor and served in the United States Navy as a Lieutenant. Mr. Hough is also a director of SynXis Corporation, Versura, Inc., Community Foundations of America and a trustee of the Levine School of Music and the Shakespeare Theatre.

      Mr. Hough is a member of the Audit Committee.

Matthew M. O’Connell

CEO, President and Director

      Matt O’Connell is the Chief Executive Officer and President of ORBIMAGE and he also serves on the board of directors. Mr. O’Connell served as Acting CEO of our predecessor company from October 2001 after which he served as CEO. Mr. O’Connell was a Managing Director at Crest Advisors, a New York based private investment bank that invests in and advises middle-market companies, especially in the media and communications industries. Mr. O’Connell has over twenty years of experience in communications management and finance. Prior to joining Crest, Mr. O’Connell was Senior Vice President, Legal and Business Affairs for Sony Worldwide Networks, a division of Sony Corporation specializing in radio and Internet programming. Before working at Sony, he served as Senior Vice President and General Counsel of Osborn Communications Corporation, a publicly traded radio and television station operator. Prior to his tenure at Osborn, Mr. O’Connell was the Assistant General Counsel at Cablevision Systems Corporation, where he was responsible for acquisitions and finance, including the company’s initial public offering. Mr. O’Connell began his career as a lawyer on Wall Street, specializing in mergers and acquisitions and corporate finance. Mr. O’Connell earned his Juris Doctor in Law from the University of Virginia and a BA from Trinity College, where he was elected to Phi Beta Kappa.

John W. Pitts

Director

      John W. Pitts presently serves as President and Managing Member of JWPITTS LLC. Previously he held the position of Corporate Director of Schwartz Electro-Optics, Inc, President and Chief Executive Officer of Reflectone, Inc., President and General Manager of Systems Research Laboratories, Inc. and Senior Vice President, Calspan-SRL Corporation.

      Mr. Pitts serves as Chairman of the Compensation Committee.

William W. Sprague

Director

      William Sprague has been a member of the Board since 1997. A Managing Director at Sandors Morris Harris, where he manages the investment banking division, Mr. Sprague was the founder and President of Crest Communications Holdings LLC, and its affiliate, Crest Advisors LLC, a private investment bank that invested in and advised middle-market companies, especially in the media and communications industries. Crest Communications Holdings LLC held Series A Preferred Stock in our predecessor company and received warrants as parts of our restructuring, which it sold. From 1989 to 1996, Mr. Sprague served in various positions at Smith Barney, Inc., including as a Managing Director and head of the Media and Telecommunications Group, as co-head of the Mergers and Acquisitions Group and as a senior member of Smith Barney Inc.’s high yield group. From 1985 to 1989, Mr. Sprague was a Vice President at Kidder Peabody & Co. Incorporated in the High Yield/ Merchant Banking Group.

Audit Committee Financial Expert

      Each director serves from the date of his election or appointment to the Board until the next annual meeting of shareholders and until his successor is duly elected and qualified. The Board has determined that the Chairman of the Audit Committee, Mr. Ahearn, qualifies as an “audit committee financial expert” as defined in rules adopted by the SEC. The Board has also determined that Mr. Ahearn, and the other members of the Audit Committee, are independent of management, as required by the rules of the SEC.

Executive Officers who are not Directors

      The following table lists our executive officers who are not Directors as of the date of this Registration Statement.

Name	Age	Position

Timothy J. Puckorius	44	Senior Vice President, Worldwide Marketing & Sales

Gary G. Adkins	55	Vice President, Federal and National Security Programs

Tony Anzilotti	43	Vice President, Finance and Controller

Lee Demitry	51	Vice President, Satellite Engineering and Operations

Alex J. Fox	43	Vice President, CIO Products and Solutions

Ray Helmering, Ph. D	66	Vice President, Photogrammetric Engineering

William L. Warren	39	Vice President, General Counsel and Secretary

Timothy J. Puckorius

Senior Vice President, Worldwide Marketing & Sales

      Timothy J. Puckorius joined us in his current position in December 2001. Prior to joining the predecessor company, Mr. Puckorius was Senior Vice President for WorldSpace Corporation, a global provider of digital satellite radio and multimedia, and held similar international marketing positions with Space Imaging Inc., Earth Observation Satellite Company (“EOSAT”), and EarthSat Corporation. Mr. Puckorius has lived in France, Belgium and Saudi Arabia and his academic background includes advanced degrees from The George Washington University (Washington, DC) and The American University in Paris (France). Mr. Puckorius serves on numerous industry-related Boards and Advisory Committees including the International Council of The George Washington University’s Elliott School of International Affairs.

Gary G. Adkins

Vice President, Federal and National Security Programs

      Gary Adkins joined the predecessor company in April 2002 and is responsible for marketing the company’s satellite imagery products and value-added services to the Federal and National Security government sectors. For the past several years, Mr. Adkins has served in executive-level positions with geospatial information technology companies including Space Imaging, and Laser Scan, responsible for program management, business development, marketing and sales, and corporate management.

Tony Anzilotti

Vice President, Finance and Controller

      Tony Anzilotti joined the predecessor company in June 2000 as Corporate Controller and was promoted to his current position in February 2003. Prior to joining ORBIMAGE, he worked for over 10 years with Lockheed Martin Corporation at its Corporate Headquarters in Bethesda, MD, in a number of progressively responsible positions in its accounting organization. Mr. Anzilotti received his Bachelor of Science degree in Commerce with a concentration in accounting from the University of Virginia and is a Certified Public Accountant.

Lee Demitry

Vice President — Satellite Engineering and Operations

      Lee Demitry joined our predecessor company in late 1995. Prior to joining ORBIMAGE, Mr. Demitry was Director of Special Programs at Orbital Sciences. Prior to working at Orbital Sciences, Mr. Demitry served as Colonel (select) in the Air Force for 20-years and has managed several satellite projects, including projects for the U.S. space program at the Department of Defense. Mr. Demitry holds an MS in Astronautical Engineering from MIT, an MBA in Business Management from Golden Gate University, and a BS in Electrical Engineering from the United States Air Force Academy.

Alex J. Fox

Vice President/ CIO-Products & Solutions

      Alex Fox joined our predecessor company in 1997 and has over twenty years experience developing and deploying geospatial and intelligence solutions for both commercial and government clients. Prior to joining ORBIMAGE, Mr. Fox was employed by Orbital Sciences as Engineering Manager and was the Co-founder of the Transportation Managements Systems (TMS) group. Prior to Orbital Sciences, Mr. Fox was Senior Project Manager with Fairchild Space and Defense which was acquired by Orbital Sciences. Mr. Fox received an M.S. in Computer Science from John Hopkins University and a B.S. in Information and Computer Science from the Georgia Institute of Technology.

Ray Helmering, Ph.D.

Vice President, Photogrammetric Engineering

      Ray Helmering is currently Vice President, Photogrammetric Engineering at our offices in St. Louis, Missouri. Prior to joining ORBIMAGE’s predecessor in 1997, Dr. Helmering was a co-founder of TRIFID Corporation, a small high technology company that grew to approximately 65 professionals before its acquisition by the company’s predecessor in 1997. Dr. Helmering received his BS in Geophysical Engineering from St. Louis University in Missouri; his MS in Geodetic Sciences from Purdue University in Indiana, and his Ph.D. in Geodetic Sciences also from Purdue University.

William L. Warren

Vice President, General Counsel and Secretary

      William Warren became the Vice President, General Counsel and Secretary in January 2004. Prior to joining ORBIMAGE, Mr. Warren practiced law in the Northern Virginia and Washington, D.C. offices of Latham & Watkins LLP, an international law firm, for several years. Prior to joining Latham & Watkins, Mr. Warren was an associate in the New York office of Baker & Botts, L.L.P. Mr. Warren received his Juris Doctor, with honors, from the University of Texas at Austin. He is admitted to practice in Virginia, New York and the District of Columbia.

Item 6.	Executive Compensation

Compensation of Directors

      During 2003, ORBIMAGE did not pay fees to its directors who are not officers for their services as directors.

      Beginning in 2004, ORBIMAGE will pay its directors who are not officers fees for their services as directors as described in this paragraph. Each non-employee director receives an annual fee of $15,000; a fee of $1,000 for attendance at each in person meeting of the Board of Directors; and $500 for attendance at each telephonic meeting of the Board of Directors and each meeting of a committee of the Board of Directors. The Chairman of the Board and the chairman of the Audit Committee will each receive a $5,000 annual fee, and the chairman of the Compensation Committee will receive an annual fee of $3,000. In addition, in 2004 a supplemental cash fee of $10,000 will be paid to the chairman of the Audit Committee in recognition of his work in connection with our first audit following our bankruptcy and the registration of our common stock. In

June 2004, the Board approved a non-employee director stock incentive plan for the non-employee directors. Under the non-employee director stock incentive plan, each non-employee director will receive annually an award of 1,000 “restricted” shares of common stock. The amount and type of awards to directors under the non-employee director stock incentive plan may be changed at any time by majority vote of the compensation committee.

Compensation of Executive Officers

      The following table sets forth information concerning the compensation paid by the predecessor company for the years ended December 31, 2003, 2002 and 2001: (i) to our President and Chief Executive Officer and (ii) to each of the four other most highly compensated executive officers in 2003 who were serving as executive officers at December 31, 2003 (the “Named Executive Officers”).

Summary Compensation Table

				Long-Term Compensation
		Annual
		Compensation(1)		Restricted		All Other
				Share		Compensation
Name and Principal Position	Year	Salary	Bonus	Awards		($)

Matthew M. O’Connell	2003	$350,000	$87,500	$3,489,357	(2)	$78,587	(3)
President and	2002	$234,616	—	—		$56,645	(4)
Chief Executive Officer	2001	$21,923	—	—		—

Armand D. Mancini*	2003	$218,077	$78,750	$—		$27,599	(5)
Executive Vice President	2002	$185,000	$70,000	$—		$47,195	(6)
& Chief Financial Officer	2001	$153,835	$30,000	$—		$35,256	(7)

Timothy J. Puckorius	2003	$191,924	$55,200	$13,800	(8)	$27,462	(9)
Senior Vice President	2002	$185,000	—	—		$23,353	(10)
Worldwide Sales & Marketing	2001	22,094	—	—		$33,652	(11)

Lee Demitry	2003	$173,923	$48,195	$5,355	(12)	$25,578	(13)
Vice President — Satellite	2002	$168,639	—	—		$41,449	(14)
Engineering and Operations	2001	$150,225	$—	—		$30,882	(15)

Alex J. Fox	2003	$144,840	$41,119	$4,569	(16)	$20,129	(17)
Vice President — Products And Solutions	2002	$138,450	—	—		$33,674	(18)
and Chief Information Officer	2001	$124,324	—	—		$26,370	(19)

*	As of April 15, 2004, Mr. Mancini is no longer an employee of ORBIMAGE.

(1)	Compensation is reportable in the year in which the compensable service was performed even if the compensation was paid in a subsequent year.

(2)	Total includes 275,454 shares of restricted stock granted on December 31, 2003 pursuant to Mr. O’Connell’s employment agreement. Of such shares, 45,909 vested on June 30, 2004, 137,727 will vest on January 3, 2005 and 91,818 on January 3, 2006. Total also includes 7,085 shares of restricted stock granted as the stock portion of Mr. O’Connell’s 2003 bonus. Such shares will vest on June 30, 2005. To the extent we pay dividends on our shares of common stock, Mr. O’Connell will be entitled to dividends only on the shares which are then vested.

(3)	Includes $67,375 retention bonus, $9,692 matching contribution to 401(k) plan and $1,520 payment for life insurance premium

(4)	Includes $55,125 retention bonus and $1,520 payment for life insurance premium

(5)	Includes $19,500 payment for accrued vacation foregone, $7,585 matching contribution to 401(k) plan and $514 payment for life insurance premium

(6)	Includes $39,281 combined stay and retention bonuses, $7,400 matching contribution to 401(k) plan and $514 payment for life insurance premium

(7)	Includes $57,844 combined stay and retention bonuses and $5,256 matching contribution to 401(k) plan.

(8)	Total includes 1,117 shares of restricted stock granted as the stock portion of Mr. Puckorius’s 2003 bonus. Such shares will vest on June 30, 2005. To the extent we pay dividends on our shares of common stock, Mr. Puckorius will be entitled to dividends only on the shares which are then vested.

(9)	Includes $20,350 retention bonus and $7,112 matching contribution to 401(k) plan.

(10)	Includes $16,650 retention bonus, $3,857 sales commissions and $2,846 matching contribution to 401(k) plan.

(11)	Includes $15,000 signing bonus, $18,252 payment for accrued vacation foregone and $400 matching contribution to 401(k) plan.

(12)	Total includes 434 shares of restricted stock granted as the stock portion of Mr. Demitry’s 2003 bonus. Such shares will vest on June 30, 2005. To the extent we pay dividends on our shares of common stock, Mr. Demitry will be entitled to dividends only on the shares which are then vested.

(13)	Includes $18,700 retention bonus and $6,878 matching contribution to 401(k) plan.

(14)	Includes $18,822 retention bonus, $15,976 payment for accrued vacation foregone and $6,878 matching contribution to 401(k) plan.

(15)	Includes $10,567 retention bonus, $14,306 payment for accrued vacation foregone and $6,009 matching contribution to 401(k) plan.

(16)	Total includes 370 shares of restricted stock granted as the stock portion of Mr. Fox’s 2003 bonus. Such shares will vest on June 30, 2005. To the extent we pay dividends on our shares of common stock, Mr. Fox will be entitled to dividends only on the shares which are then vested.

(17)	Includes $15,230 retention bonus and $4,899 matching contribution to 401(k) plan.

(18)	Includes $15,381 retention bonus, $13,865 payment for accrued vacation foregone and $4,427 matching contribution to 401(k) plan.

(19)	Includes $8,764 retention bonus, $12,365 payment for accrued vacation foregone and $4,241 matching contribution to 401(k) plan.

Employment Agreements

      ORBIMAGE and Matthew O’Connell entered into an employment agreement effective as of October 27, 2003, pursuant to which Mr. O’Connell serves as our President and Chief Executive Officer. The employment agreement calls for a base salary, an annual target bonus, a special bonus if the company refinances the current outstanding senior notes and senior subordinated notes prior to their maturity in 2008, Mr. O’Connell’s initial restricted stock grant, a company paid life insurance policy and eligibility for stock options. The annual bonus is subject to review of the Board of Directors on an annual basis and the award of the annual bonus is based upon the achievement of performance objectives of Mr. O’Connell personally and the company as a whole. In the event Mr. O’Connell is terminated without cause, he will have one year severance period during which he will receive an amount equal to his base salary for one year, payment of the annual bonus for the current year to which he would be entitled pro-rated for the number of months he was employed during the year and continuation of all health and life insurance benefits during his one year severance period.

      ORBIMAGE and Timothy Puckorius entered into an employment agreement effective as of October 27, 2003, pursuant to which Mr. Puckorius serves as our Senior Vice President — Worldwide Marketing and Sales. The employment agreement calls for a base salary, an annual target bonus, a company paid life insurance policy and eligibility for stock options. The annual bonus is subject to review of the Chief Executive Officer and the Board of Directors on an annual basis and the award of the annual bonus is based upon the achievement of performance objectives of Mr. Puckorius personally and the company as a whole. In the event Mr. Puckorius is terminated without cause, he will have a six month severance period during which he will receive an amount equal to his base salary for such period, payment of the annual bonus for the current year to which he would be entitled pro-rated for the number of months he was employed during the year and continuation of all health and life insurance benefits during his six month severance period.

Equity Incentive Plans

      2003 Employee Stock Incentive Plan. As of December 31, 2003, at the effectiveness of our plan of reorganization, 12% of our fully diluted common equity (consisting of 826,363 shares of common stock) was set aside for officers and other employees for the issuance of stock awards under the 2003 Employee Stock Incentive Plan of ORBIMAGE. Out of the shares reserved under this employee stock incentive plan, 275,454, representing 4% of the fully diluted common equity, was granted on December 31, 2003 to the Chief Executive Officer in the form of restricted stock vesting in three tranches as follows: 45,909 shares on June 30, 2004, 137,727 shares on January 3, 2005 and 91,818 shares on January 3, 2006. The remaining shares were left available for issuance under the plan may be issued from time to time as approved by the Board of Directors and the compensation committee of the Board of Directors. On July 1, 2004, we issued an aggregate 9,709 shares of restricted stock to our officers as part of their 2003 annual performance bonuses all of which will vest on June 30, 2005. In addition, on July 1, 2004, in recognition of past performance by employees of their work done during our Chapter 11 bankruptcy case, all employees who had served during the bankruptcy case received awards of restricted stock in an aggregate amount of 100,269 shares. This shares of restricted stock granted under special reorganization stock bonus will vest as to all non-officer employees on December 31, 2004. For all officers, the shares of restricted stock granted under special reorganization stock bonus will vest one third on December 31, 2004, one third on December 31, 2005 and one third on December 31, 2006. On September 24, 2004, all employees were granted options to purchase an aggregate 297,600 shares of common stock for a purchase price of $6.50 per share. These options will vest 20% per year on each December 31, beginning December 31, 2004.

      2004 Non-Employee Director Stock Incentive Plan. On June 24, 2004, ORBIMAGE established a 2004 Non-Employee Directors Incentive Stock Plan under which 70,000 shares of common stock were reserved for issuance to non-employee directors. Each non-employee director was granted 5,000 shares of restricted stock which will vest 1,000 shares each July 1st, beginning July 1, 2004.

401(k) Plan

      ORBIMAGE maintains a Section 401(k) and Profit Sharing Plan (the “401(k) Plan”) covering eligible employees. The 401(k) Plan permits eligible employees to defer up to a designated percentage of their annual compensation, subject to certain limitations imposed by the Internal Revenue Code. The employees’ elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) Plan. ORBIMAGE makes matching contributions for its employees up to 4% of an employee’s annual compensation. The 401(k) Plan is designed to qualify under Section 401 of the Code so that contributions by employees or ORBIMAGE to the 401(k) Plan and income earned on plan contributions are not taxable to employees until such amounts are withdrawn from the 401(k) Plan, and so that contributions by ORBIMAGE will be deductible by ORBIMAGE when made.

Compensation Committee Interlocks and Insider Participation

      The Compensation Committee of the Board of Directors is currently comprised of John W. Pitts, Jr. and Talton R. Embry, neither of whom is an executive of ORBIMAGE.

Item 7.	Certain Relationships and Related Transactions

      Prior to the effectiveness of our plan of reorganization under Chapter 11 on December 31, 2003, Orbital Sciences held 99.9% of our then outstanding common stock representing approximately 50% of the voting power of our then outstanding equity securities. As part of our plan of reorganization, all of our stock held by Orbital Sciences was cancelled. Orbital Sciences and ORBIMAGE are parties to a system procurement agreement, pursuant to which, among other things, Orbital Sciences constructed, launched and sold the

OrbView-3 satellite system to us. Under the system procurement agreement, we paid Orbital Sciences a total of $263 million, all of which was paid prior to 2003. Other than some continuing obligations such as warranty, performance of Orbital Sciences under the system procurement agreement has been completed. Our only remaining commitment is to pay certain post-launch performance payments over the next 4 years, if the OrbView-3 system’s on-orbit performance meets certain threshold requirements. Prior to its termination in June of 2003, we were also party to an administrative services agreement with Orbital Sciences under which we reimbursed them for certain administrative services they provided, including use of our headquarters office space. We now lease our headquarters office space directly from the building’s owner.

Item 8.	Legal Proceedings

      None.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Security Holder Matters

      We emerged from Chapter 11 bankruptcy on December 31, 2003, prior to that time there was no established trading market for our common stock. Although beginning in January 2004, our common stock has traded over-the-counter and sales have been reported on the “Pink Sheets” service provided by Pink Sheets LLC under the symbol “ORBM,” there continues to be no established trading market for our common stock.

      As of the date of this Form 10, there are 110 holders of record of the common stock, including employees who hold “restricted shares.”

      During the past two fiscal years, we have not made or declared any cash dividends on our common equity. Under the instruments governing our senior notes and senior subordinated notes, we are prohibited from paying dividends until the principal amount of all such notes have been repaid. These restrictions are more fully discussed above in Item 2 under the heading “Managements Discussion and Analysis of Financial Condition and Results of Operations — Liquidity”.

      The following table sets forth information regarding shares of common stock authorized for issuance pursuant to our 2003 Employee Stock Incentive Plan and 2004 Non-Employee Director Stock Incentive Plan. As of the date of this Form  10, there are no other shares of common subject to issuance pursuant to any equity compensation plan.

Number of Securities
Remaining Available for
	Number of Securities	Weighted-Average	Future Issuance under
	to be Issued upon	Exercise Price of	Equity Compensation
	Exercise of	Outstanding Options,	Plans (Excluding
	Outstanding Options,	Warrants and	Securities Reflected in
	Warrants and Rights	Rights	Column(a))
Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders(1)	N/A	N/A	N/A

Equity compensation plans not approved by security holders(1)	0	0	176,107

Total	0	0	176,107

(1)	The 2003 Employee Stock Incentive Plan was approved as part of our Plan of Reorganization in our Chapter 11 bankruptcy case, by the U.S. Bankruptcy Court for the Eastern District of Virginia. The Plan of Reorganization was approved by a majority of the holders of claims in our Chapter 11 case. On December 31, 2003, such holders received substantially all of the outstanding common stock of ORBIMAGE as part of our Plan of Reorganization.

      As soon as practicable after the effectiveness of this registration statement, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of new common stock issued and reserved for future issuance under the 2003 Employee Stock Incentive Plan and the 2004 Non-Employee

Director Stock Incentive Plan. Based on the number of shares reserved for issuance as of December 1, 2004, this registration statement would cover approximately 176,107 shares. That registration statement will automatically become effective upon filing. Accordingly, shares issued upon the exercise of stock options granted under our 2003 Employee Stock Incentive Plan and 2004 Non-Employee Director Stock Incentive Plan will be eligible for resale in the public market from time to time, subject to vesting restrictions.

Item 10.	Recent Sales of Unregistered Securities

      On December 31, 2003, in connection with the Plan of Reorganization under our Chapter 11 bankruptcy case, we issued (i) 6,054,539 shares of common stock and (ii) senior subordinated notes with an aggregate principal amount of $54,000,000 to creditors of the predecessor company holding valid claims. Based upon the exemption provided by Section 1145 of the Bankruptcy Code, which we relied on pursuant to a court order from the Bankruptcy Court, we believe that none of these securities were required to be registered under the Securities Act or under any state or local law requiring registration for offer or sale of a security or registration of licensing of an issuer of, underwriter of, or broker or dealer in, such securities, in connection with their issuance and distribution pursuant to the Plan of Reorganization.

      We issued (i) additional Senior Notes due 2008, dated as of September 30, 2004, in the aggregate principal amount of $408,444, to the holders of our existing Senior Notes due 2008 and (ii) additional Senior Subordinated Notes due 2008, dated as of September 30, 2004, in the aggregate principal amount of $1,153,040.94, to the holders of our existing Senior Subordinated Notes due 2008, in each case, for no cash consideration, as a consent fee in consideration for such holders’ consent to certain amendments to, respectively, the note and security agreement governing the Senior Notes and the indenture governing the Senior Subordinated Notes, each dated as of December 31, 2003. Based upon the exemption to registration provided by Section 4(2) of the Securities Act, as well as Regulation D under the Securities Act, we believe that none of these securities were required to be registered under the Securities Act or under any state or local law requiring registration for offer or sale of a security or registration or licensing of an issuer of, or broker or dealer in, such securities, in connection with their issuance and distribution in such transactions.

      On November 16, 2004 we issued (i) 3,250,000 investment units, each consisting of one share of our common stock and one warrant to purchase one share of our common stock within five years for a price of $10.00 per share, plus (ii) an additional 1,000,000 warrants to purchase our common stock within five years for a price of $10.00 per share, in each case, in a private placement of such securities to certain holders of our outstanding debt and equity securities pursuant to various investment agreements, each dated November 16, 2004, with such holders. In addition, on November 16, 2004 we issued 155,000 shares of our common stock to certain holders of our debt and equity securities for no cash consideration, as a commitment fee in consideration of such investors’ commitment to purchase certain senior subordinated debt securities to be issued in a private placement of such securities in the future. Based upon the exemption to registration provided by Section 4(2) of the Securities Act, as well as Regulation D under the Securities Act, we believe that none of these securities were required to be registered under the Securities Act or under any state or local law requiring registration for offer or sale of a security or registration or licensing of an issuer of, or broker or dealer in, such securities, in connection with their issuance and distribution in such transactions.

Item 11.	Description of Registrant’s Securities to be Registered

General Background

      Our authorized capital stock consists of 25 million shares of common stock, par value $0.01 per share, and 5 million shares of preferred stock, par value $.01 per share. As of November 29, 2004, there were approximately 9.89 million shares of new common stock outstanding and no shares of preferred stock outstanding. Our Third Amended and Restated Certificate of Incorporation does not prohibit us from issuing non-voting equity securities nor does it contain any redemption or sinking fund provisions.

Common Stock

      All of our outstanding shares of common stock are validly issued, fully paid and non-assessable. The holders of common stock are entitled to such dividends (whether payable in cash, property or capital stock) as may be declared from time to time by our Board of Directors from funds, property or stock legally available therefore, and will be entitled after payment of all prior claims, to receive all of our assets upon the liquidation, dissolution or winding up of our company. Generally, holders of common stock have no redemption, conversion or preemptive rights to purchase or subscribe for our securities.

      Except as required by law, the holders of common stock are entitled to vote on all matters as a single class, and each holder of common stock is entitled to one vote for each share of common stock owned. Holders of common stock do not have cumulative voting rights. Our common stock is not currently traded on any securities exchange. We intend to apply in the future to have our common stock listed on the NASDAQ National Market®. However, there is no guarantee that we will be successful in this effort, or, even if we are, that an active and liquid trading market will develop.

      Our Board of Directors is authorized, subject to certain limitations prescribed by law, to issue up to 5 million shares of Preferred Stock in one or more classes or series and to fix the designations, powers, preferences and relative participation, option or other special rights and qualifications, limitation or restrictions thereof, including the dividend rate, conversion or exchange rights, redemption price and liquidation preference of any such class or series. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no current plans to issue Preferred Stock.

      If specific kinds of change of control events occur, we will be required to offer to repurchase all outstanding Senior Notes and Senior Subordinated Notes at a price equal to 100% of the principal amount, plus accrued but unpaid interest. If a change in control event occurs, we cannot assure you that we will have sufficient funds to pay the purchase price for any notes tendered to us upon such change of control event. This may have the effect of discouraging or making it more for a third party to acquire a majority of our outstanding voting stock.

Item 12.	Indemnification of Directors and Officers

      The Delaware General Corporate Law (the “DGCL”) permits a corporation to indemnify its current and former directors and officers against expenses, judgments, fines and amounts paid in connection with a legal proceeding. To be indemnified, the person must have acted in good faith and in a manner the person reasonably believed to be in, and not opposed to, the best interests of the corporation. With respect to any criminal action or proceeding, the person must not have had reasonable cause to believe the conduct was unlawful.

      The DGCL permits a present or former director or officer of a corporation to be indemnified against certain expenses if the person has been successful, on the merit or otherwise, in defense of any proceeding brought against such person by virtue of the fact that such person is or was an officer or director of the corporation. In addition, the DGCL permits the advancement of expenses relating to the defense of any proceeding to directors and officers contingent upon the person’s commitment to repay advances for expenses against such person is not ultimately entitled to be indemnified.

      The DGCL provides that the indemnification provisions contained in the DGCL are not exclusive of any other right that a person seeking indemnification may have or later acquire under any provision of a corporation’s by-laws, by any agreement, by any vote of stockholders or disinterested directors or otherwise. Furthermore, the DGCL provides that a corporation may maintain insurance, at its expense, to protect its directors and officers against any expense, liability or loss, regardless of whether the corporation has the power to indemnify such persons under the DGCL.

      Our Third Amended and Restated Certificate of Incorporation provides that, to the extent permitted by the DGCL, we will indemnify our current and former directors and officers against all expenses actually and reasonably incurred by them as a result of their being threatened with or otherwise involved in any action, suit or proceeding by virtue of the fact that they are or were one of our officers or directors. However, we will not be required to indemnify an officer or director for an action, suit or proceeding commenced by that officer or director unless we authorized that director or officer to commence the action, suit or proceeding. The Third Amended and Restated Certificate of Incorporation also provides that we shall advance expenses incurred by any person we are obligated to indemnify, upon presentation of appropriate documentation.

      Furthermore, the Third Amended and Restated Certificate of Incorporation provides that we may purchase and maintain insurance on behalf of our directors and officers against any liability, expense or loss, whether or not we would otherwise have the power to indemnify such person under our Third amended and restated Certificate of Incorporation or the DGCL.

      In addition to the provisions of our Third Amended and Restated Certificate of Incorporation providing for indemnification of directors and officers, we have entered into indemnification agreements with each of our directors and officers which provide for us to indemnify such directors and officers against all expenses actually and reasonably incurred by them as a result of their being threatened with or otherwise involved in any action, suit or proceeding by virtue of the fact that they are or were one of our officers or directors. However, we will not be required to indemnify an officer or director for an action, suit or proceeding commenced by that officer or director unless we authorized that director or officer to commence the action, suit or proceeding. The indemnification agreements also provide that we shall advance expenses incurred by any person we are obligated to indemnify, upon presentation of appropriate documentation.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the directors and officers of ORBIMAGE, we have been advised that, although the validity and scope of the governing statute have not been tested in court, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In addition, indemnification may be limited by state securities laws.

Item 13.	Financial Statements and Supplementary Data

      See Financial Statements beginning on page F-2.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

      On September 15, 2003, PricewaterhouseCoopers LLP (“PwC”), declined to stand for re-election as the independent registered public accounting firm for Orbital Imaging Corporation. On March 12, 2004, the Audit Committee of ORBIMAGE Inc. voted to retain BDO Seidman, LLP to serve as our new independent registered public accounting firm for the fiscal years ended December 31, 2003 and 2002. This decision was approved by our Board of Directors.

      PwC’s report on the financial statements of Orbital Imaging Corporation for the year ended December 31, 2001 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principle. However, such report contained an explanatory paragraph which disclosed that there was significant doubt about the ability of Orbital Imaging Corporation to continue as a going concern.

      During the year ended December 31, 2001 and the period from January 1, 2002 through September 15, 2003, there were no disagreements between Orbital Imaging Corporation and PwC on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to PwC’s satisfaction, would have caused them to make reference thereto in their reports on the financial statements of Orbital Imaging Corporation for such years.

      During the year ended December 31, 2001, and the period from January 1, 2002 through September 15, 2003, there were no reportable events as defined in Regulation S-K, Item 304(a)(1)(v).

      During the year ended December 31, 2001 and the period from January 1, 2002 through September 20, 2003, neither us nor anyone acting on our behalf consulted BDO Seidman LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any other matters or reportable events listed in Items 304(a)(2)(i) and (ii) of Regulation S-K.

Item 15.	Financial Statements and Exhibits

      (a) Financial Statements

      See Index to Financial Statements on page F-1.

      (b) Exhibits:

Exhibit No.		Description

2.1		Fourth Amended Disclosure Statement and Plan of Reorganization (incorporated by reference to Exhibit T3E to Form T-3 filed by Orbital Imaging Corporation on December 3, 2003 (File No. 022-28714))
3.1		Third Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit T3A to Form T-3 filed by Orbital Imaging Corporation on December 3, 2003 (File No. 022-28714))
3.2		Second Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit T3B to Form T-3 filed by Orbital Imaging Corporation on December 3, 2003 (File No. 022-28714))
*4	.1	Note and Security Agreement for Senior Notes Due 2008 (with Form of Note)
4	.1.1	First Amendment to Note and Security Agreement for Senior Notes due 2008
4.2		Indenture, Senior Subordinated Notes due 2008 (incorporated by reference to Exhibit T3C to Form T-3 filed by Orbital Imaging Corporation on December 3, 2003 (File No. 022-28714))
4	.2.1	Supplemental Indenture, Senior Subordinated Notes due 2008
*4	.3	Registration Rights Agreement dated as of December 31, 2003
*4	.4	Form of Warrant — Warrants issued December 31, 2003
4.5		Registration Rights Agreement dated as of November 16, 2004
4.6		Form of Warrant — Warrants issued November 16, 2004
**10	.1	Distribution Agreement with NTT Data Corporation
**10	.1.1	Amendment No. 1 to Distribution Agreement with NTT Data Corporation
**10	.2	Amended and Restated Distributor License Agreement with Korea Aerospace Industries, Ltd.
**10	.2.1	Amendment No. 1 to Amended and Restated Distributor License Agreement with Korea Aerospace Industries, Ltd.
**10	.2.2	Amendment No. 2 to Amended and Restated Distributor License Agreement with Korea Aerospace Industries, Ltd.
**10	.2.3	Amendment No. 3 to Amended and Restated Distributor License Agreement with Korea Aerospace Industries, Ltd.
**10	.3	Amended and Restated Access Agreement
*10	.4	2003 Employee Stock Incentive Plan
*10	.5	2004 Non-Employee Director Stock Incentive Plan
*10	.6	Employment Agreement for Matthew O’Connell
*10	.7	Restricted Stock Agreement for Matthew O’Connell
*10	.8	Employment Agreement for Tim Puckorius
*10	.9	Form of Restricted Stock Agreement for Employees
*10	.10	Form of Indemnity Agreements for Directors and Executive Officers
10.11		Form of Investment Agreement for private placement of shares and warrants and commitment to backstop rights offering
16		Letter re: Change in Certifying Accountant

*	Previously filed.

**	Portions of exhibits filed herewith have been omitted pursuant to a request for confidential treatment. Such portions have been filed separately with the Securities and Exchange Commission.

ORBIMAGE INC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of

ORBIMAGE Inc. Dulles, VA

      We have audited the accompanying balance sheet of ORBIMAGE Inc. (Successor Company) as of December 31, 2003. We have also audited the accompanying balance sheet of Orbital Imaging Corporation (Predecessor to ORBIMAGE Inc.) as of December 31, 2002 and the related statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ORBIMAGE Inc. at December 31, 2003 and the financial position of Orbital Imaging Corporation as of December 31, 2002 and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO SEIDMAN, LLP

BDO Seidman, LLP

Bethesda, MD

September 2, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

ORBIMAGE Inc.

      In our opinion, the accompanying statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the results of operations and cash flows of Orbital Imaging Corporation (Predecessor to ORBIMAGE Inc.) for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced continuing operating losses, defaulted on its senior notes and requires a financial restructuring to meet its capital and operating requirements. These matters raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PRICEWATERHOUSECOOPERS LLP

March 6, 2002

McLean, Virginia

ORBIMAGE Inc.

STATEMENTS OF OPERATIONS

	Predecessor Company
	Years Ended December 31,

	2003	2002	2001

	(In thousands, except share data)

Revenues	$9,219	$15,552	$18,755

Direct expenses	10,697	10,498	17,311

Gross (loss) profit	(1,478)	5,054	1,444

Selling, general and administrative expenses	4,744	4,060	9,502

Asset losses and impairment charges	18,205	5,115	138,040

Loss from operations	(24,427)	(4,121)	(146,098)

Interest expense, net (excludes contractual interest of $26,156, $19,258 and $0, respectively)	1,303	8,085	30,948

Loss before reorganization items and provision (benefit) for income taxes	(25,730)	(12,206)	(177,046)

Reorganization items:

Gain on debt discharge	(116,056)	—	—

Write off of unamortized debt issuance costs	—	11,252	—

Professional fees	6,067	7,218	—

Interest earned on accumulated cash and cash equivalents during Chapter 11 proceedings	(30)	(74)	—

Earnings (loss) before provision (benefit) for income taxes	84,289	(30,602)	(177,046)

Provision (benefit) for income taxes	—	—	—

Net earnings (loss)	$84,289	$(30,602)	$(177,046)

Earnings (loss) per common share — basic	$3.34	$(1.26)	$(7.18)

Earnings (loss) per common share — diluted	$1.73	$(1.26)	$(7.18)

See accompanying Notes to Financial Statements.

ORBIMAGE Inc.

BALANCE SHEETS

	Successor Company	Predecessor Company
	December 31,	December 31,
	2003	2002

	(In thousands, except share data)

ASSETS

Current assets:

Cash and cash equivalents	$14,405	$6,293

Receivables net of allowances of $0 and $179 respectively	756	6,230

Other current assets	1,143	113

Total current assets	16,304	12,636

Property, plant and equipment, less accumulated depreciation of $0 and $18,948, respectively	17,714	16,497

Satellites and related rights, less accumulated depreciation and amortization of $0 and $51,604, respectively	89,370	105,023

Goodwill	28,490	1,974

Other assets	1,441	448

Total assets	$153,319	$136,578

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:

Accounts payable and accrued expenses (post petition)	$4,743	$4,834

Deferred revenue	651	70

Total current liabilities	5,394	4,904

Long-term debt	73,115	—

Total liabilities not subject to compromise	78,509	4,904

Liabilities subject to compromise (pre-petition)	—	242,418

Predecessor Company Preferred stock subject to repurchase, par value $0.01; 10,000,000 shares authorized; Predecessor Company Series A 12% cumulative convertible, 2,000,000 shares authorized, 975,349 shares issued and outstanding (liquidation value of $102,574)	—	111,150

Stockholders’ equity (deficit):

Successor Common stock, par value $0.01; 25,000,000 shares authorized, 6,332,993 shares issued and outstanding,	63	—

Predecessor Common stock, par value $0.01; 75,000,000 shares authorized, 25,214,000 shares issued and outstanding,	—	252

Additional paid-in-capital	78,149	87,507

Unearned compensation	(3,402)	—

Accumulated deficit	—	(309,653)

Total stockholders’ equity (deficit)	74,810	(221,894)

Total liabilities and stockholders’ equity (deficit)	$153,319	$136,578

See accompanying Notes to Financial Statements.

ORBIMAGE Inc.

STATEMENTS OF CASH FLOWS

	Predecessor Company
	Years Ended December 31,

	2003	2002	2001

	(In thousands)

Cash flows from operating activities:

Net earnings (loss)	$84,289	$(30,602)	$(177,046)

Adjustments to reconcile net earnings (loss) to net cash used in operating activities:

Gain on debt extinguishment	(116,056)	—	—

Write off of unamortized debt issuance costs	—	11,252	—

Asset losses and impairment charges	18,205	5,134	138,040

Depreciation, amortization and other	3,356	6,454	13,821

Interest expense paid in kind	1,403	—	—

Changes in assets and liabilities:

Decrease in receivables and other current assets	5,416	34,093	1,096

(Increase) decrease in other assets	—	22	3,887

Increase (decrease) in accounts payable and accrued expenses	(181)	(23,084)	26,493

Decrease (increase) in deferred revenue	581	(1,953)	(8,306)

Increase (decrease) in obligations to related parties	—	(169)	348

Liabilities subject to compromise:

Decrease in accounts payable and accrued expenses	—	(982)	—

Decrease in deferred revenue	—	(5,283)	—

Net cash used in operating activities	(2,987)	(5,118)	(1,667)

Cash flows from investing activities:

Capital expenditures	(21,402)	(1,990)	(22,916)

Insurance proceeds from launch failure	—	—	28,838

Proceeds from the sale of satellite license	10,000	—	—

Proceeds from launch delay penalties	2,284	—	5,000

Net cash (used in) provided by investing activities	(9,118)	(1,990)	10,922

Cash flows from financing activities:

Proceeds from insurance loan	17,717	—	—

Proceeds from Orbital Sciences note	2,500	—	—

Net cash provided by financing activities	20,217	—	—

Net increase (decrease) in cash and cash equivalents	8,112	(7,108)	9,255

Cash and cash equivalents, beginning of year	6,293	13,401	4,146

Cash and cash equivalents, end of year	$14,405	$6,293	$13,401

Supplemental cash flow information:

Interest paid	$—	$34,292	$4

Payments made in conjunction with Chapter 11 reorganization:

Professional fees	8,022	2,710	—

Pre-petition claim payments	215	163	—

Non-cash items:

Capital expenditures	$—	$—	$4,449

Preferred stock dividends	—	1,111	3,936

Capitalized compensatory stock options	—	—	12

See accompanying Notes to Financial Statements

ORBIMAGE Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional
			Paid-In	Unearned	Accumulated
	Shares	Amount	Capital	Compensation	Deficit	Total

	(In thousands, except share data)

Predecessor Company-Orbital Imaging Corporation

Balance as of December 31, 2000	25,214,000	$252	$87,469	$—	$(96,958)	$(9,237)

Issuance of stock options	—	—	33	—	—	33

Preferred stock dividends	—	—	—	—	(3,936)	(3,936)

Net loss	—	—	—	—	(177,046)	(177,046)

Balance as of December 31, 2001	25,214,000	252	87,502	—	(277,940)	(190,186)

Issuance of stock options	—	—	5	—	—	5

Preferred stock dividends	—	—	—	—	(1,111)	(1,111)

Net loss	—	—	—	—	(30,602)	(30,602)

Balance as of December 31, 2002	25,214,000	252	87,507	—	(309,653)	(221,894)

Net earnings	—	—	—	—	84,289	84,289

Cancellation of Predecessor Company equity and application of Fresh-Start accounting	(25,214,000)	(252)	(87,507)	—	225,364	137,605

Successor Company-ORBIMAGE Inc.

Balance as of December 31, 2003 prior to capitalization	—	—	—	—	—	—

Capitalization of Successor Company	6,057,539	60	74,750	—	—	74,810

Issuance of restricted stock	275,454	3	3,399	(3,402)		—

Balance as of December 31, 2003	6,332,993	$63	$78,149	$(3,402)	$—	$74,810

See accompanying Notes to Financial Statements.

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

(1)	Business Operations and Emergence from Chapter 11 Bankruptcy Protection

      On December 31, 2003 (the “Effective Date”), Orbital Imaging Corporation (the “Predecessor Company”) emerged from reorganization proceedings under Chapter 11 of the Federal bankruptcy laws pursuant to the terms of the Plan of Reorganization (as hereinafter defined). Upon reorganization, the Orbital Imaging Corporation changed its name to ORBIMAGE Inc. (“ORBIMAGE,” the “Company” or the “Successor Company”), a Delaware corporation.

      ORBIMAGE Inc. is a global provider of Earth imagery products and services. ORBIMAGE Inc. operates an integrated system of digital remote sensing satellites, U.S. and international ground stations and Internet-based sales channels to collect, process and distribute Earth imagery products. The OrbView-2 satellite was launched on August 1, 1997, and completed its on-orbit checkout in October 1997. The Predecessor Company recognized revenues related to the OrbView-2 satellite of $3.8 million, $9.8 million and $11.2 million for the year ended December 31, 2003, 2002 and 2001, respectively. The OrbView-4 satellite suffered a launch failure in September 2001 and did not reach its intended orbit. The OrbView-3 satellite was successfully launched on June 26, 2003. The OrbView-3 satellite provides one-meter panchromatic and four-meter multispectral imagery of the Earth and will begin generating revenue in 2004. The imagery provided by OrbView-3 is expected to have a broad range of applications for U.S. and foreign national security and many commercial and scientific markets.

Emergence from Chapter 11 Bankruptcy Protection

      On April 5, 2002, the Predecessor Company filed a voluntary petition for reorganization under Chapter 11 in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”). The Predecessor Company had incurred losses since its inception, with an accumulated deficit of approximately $290 million as of the filing date. The Predecessor Company was in default on its senior notes and its ability to continue as a going concern was dependent on restructuring its senior notes. As of the date of the filing, current liabilities exceeded current assets by approximately $230 million. The Predecessor Company had previously announced publicly that it intended to take such action in furtherance of its plan to reorganize and had been in negotiations with its senior noteholders, holders of its Series A Preferred Stock and Orbital Sciences Corporation (“Orbital Sciences”), its majority stockholder. Under Chapter 11, prosecution of certain claims (“Pre-Petition Claims”) against the Predecessor Company in existence prior to the filing of the petition were stayed by operation of the Federal bankruptcy laws while the Predecessor Company continued business operations as Debtor-in-Possession and developed a plan of reorganization. As such, the Predecessor Company was permitted to engage in ordinary course of business transactions without prior approval of the Bankruptcy Court. Transactions outside of the ordinary course of business, including certain sales of assets and certain requests for additional financings, were subject to approval by the Bankruptcy Court.

      On June 19, 2002, the Official Committee of Unsecured Creditors (the “Creditors Committee”) appointed in the bankruptcy proceeding filed a motion in the Bankruptcy Court for authority to conduct discovery against Orbital Sciences under Federal Rules of Bankruptcy Procedure 2004. The stated purpose of the Creditors Committee in seeking such discovery was to investigate the details of the Predecessor Company’s relationship and transactions with Orbital Sciences in order to reveal whether claims were warranted against Orbital Sciences or certain of its directors, officers and former officers on theories that might include, among others, wrongful control and domination, breach of fiduciary duty, breach of contract, fraud and misrepresentation.

      On July 24, 2002, the Predecessor Company initiated an adversary proceeding in the Bankruptcy Court by filing a complaint seeking damages and other relief from Orbital Sciences due to, among other things, breach of the satellite System Procurement Agreement between the two parties, conversion of property,

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

breach of fiduciary duty, fraud and misrepresentation, and civil conspiracy in connection with various transactions with Orbital Sciences and MacDonald, Dettwiler and Associates Ltd. (“MDA”), Orbital Sciences’ former subsidiary. The complaint also named certain officers/directors of Orbital Sciences as defendants in connection with certain of the claims. The Bankruptcy Court ordered that the majority of the claims against Orbital Sciences be referred to resolution by binding arbitration in accordance with the arbitration provisions of the procurement agreement between the Predecessor Company and Orbital Sciences.

      On February 11, 2003, the Predecessor Company signed a Settlement Agreement with the Creditors’ Committee and Orbital Sciences to facilitate the Predecessor Company’s emergence from its Chapter 11 reorganization proceeding. Under the Settlement Agreement, the Predecessor Company agreed to suspend its pending litigation with Orbital Sciences in exchange for additional working capital and other consideration to be provided by Orbital Sciences. The Settlement Agreement provided for mutual releases of all claims among the parties, including the Predecessor Company and a significant majority of its bondholders and preferred stockholders, Orbital Sciences, and certain officers/directors of Orbital Sciences. The releases became effective upon launch of the OrbView-3 satellite by Orbital Sciences and payment by Orbital Sciences of $2.5 million to the Predecessor Company (the “Orbital Sciences Payment”). In exchange, Orbital Sciences received new notes that were equal to the Orbital Sciences Payment and ranked pari passu with the new notes to be issued to the Predecessor Company’s pre-bankruptcy unsecured creditors. As part of the Settlement Agreement, if OrbView-3 was not launched by April 30, 2003 or on-orbit check out was not successfully completed by July 31, 2003, Orbital Sciences would pay the Predecessor Company delay penalties. Orbital Sciences also agreed to defer certain payment obligations of the Predecessor Company and to forgive others, the details of which are discussed in Note 4 below. The Predecessor Company obtained formal approval of the Settlement Agreement from the Bankruptcy Court on February 19, 2003.

      On September 12, 2003, the Predecessor Company signed a settlement agreement with MDA concerning its remaining marketing rights in the long-delayed Canadian RadarSat-2 satellite program. Under the terms of the settlement agreement, the Predecessor Company received $10 million from MDA on October 1, 2003 and will receive two additional payments of $1 million in cash each on October 1, 2004 and October 1, 2005. In exchange, the Predecessor Company agreed to end its dispute with MDA and return its limited licenses in RadarSat-2 back to MDA, the prime contractor for the program. The Predecessor Company recorded a loss on the sale of the RadarSat-2 Territorial License of $18.2 million in 2003.

      On September 15, 2003, the Predecessor Company filed its Fourth Amended Plan of Reorganization (the “Plan”) and Fourth Amended Disclosure Statement with the Bankruptcy Court. The Plan was confirmed by the Bankruptcy Court on October 24, 2003. the Predecessor Company officially emerged from bankruptcy protection effective December 31, 2003 (the “Effective Date”).

      On the Effective Date, all then-outstanding equity securities of the Predecessor Company, as well as substantially all of its pre-petition liabilities, were cancelled. Holders of the Predecessor Company’s old notes and the Predecessor Company’s general unsecured creditors received $50 million in new Senior Subordinated Notes due 2008 and 6 million shares of new common stock of the Successor Company, representing approximately 99 percent of the then-outstanding capital stock of the Successor Company. In addition, Orbital Sciences received $2.5 million of Senior Subordinated Notes in full satisfaction of its claims, and certain other parties received approximately $1.5 million of Senior Subordinated Notes in exchange for advisory and other services. Holders of certain debt obligations incurred during the Predecessor Company’s bankruptcy period received approximately $19 million of new Senior Notes due 2008. Holders of the Predecessor Company’s Series A Preferred Stock received out-of-the-money warrants to purchase up to 318,947 shares of common stock of the Successor Company.

      As a general rule, all of the Predecessor Company’s contracts and leases continued in effect in accordance with their terms, unless otherwise ordered by the Bankruptcy Court. The Bankruptcy Court provided the Predecessor Company with the opportunity to reject any executory contracts or unexpired leases that were

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

burdensome or assume any contracts or leases that were favorable or otherwise necessary to its business operations. Certain executory contracts were rejected by the Predecessor Company during the course of the bankruptcy proceedings.

      Our operations are subject to certain risks and uncertainties that are inherent in the remote sensing industry. We have incurred losses since inception, and we believe that we will continue to do so through the first year of OrbView-3 operations. As of December 31, 2003, we had $14.4 million of unrestricted cash and cash equivalents. We expect to fund our other future capital expenditures and cash flows from operating activities using cash on hand, revenues on existing contracts and possible new international customers and the $2 million of proceeds from the note receivable from MDA. We believe that we currently have sufficient resources to meet our operating requirements over at least the next twelve months. We may have a need for financing in the event we determine to engage in building additional satellite programs. There is no assurance that such additional financing will be available on favorable terms or on a timely basis, if at all. Our ability to be profitable and generate positive cash flow is dependent on the continued expansion of commercial services, adequate customer acceptance of products and services and numerous other factors.

(2)	Significant Accounting Policies

Basis of Presentation

      In connection with the emergence from Chapter 11, ORBIMAGE reflected the terms of its Plan of Reorganization in its financial statements in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”) with respect to financial reporting upon emergence from Chapter 11 (“Fresh-Start accounting”). Upon applying Fresh-Start accounting, a new reporting entity (the Successor Company) is deemed to be created on the Effective Date and the recorded amounts of assets and liabilities are adjusted to reflect their estimated fair values. The reported historical financial statements of the Predecessor Company for the years ended December 31, 2003 and prior generally will not be comparable to those of the Successor Company. In the accompanying financial statements and footnotes, references to the years ended December 31, 2003 and prior periods refer to the Predecessor Company, and the financial position as of December 31, 2003 is reported as Successor Company.

      As of April 5, 2002, the date of the Predecessor Company’s voluntary petition for reorganization under Chapter 11, the Predecessor Company adopted the financial reporting and accounting policies required for companies operating pursuant to Chapter 11 as prescribed in SOP 90-7. In accordance with SOP 90-7, we have classified in the accompanying balance sheet as of December 31, 2002 liabilities subject to compromise separately from those that are not subject to compromise. We have reported revenues, expenses, gains and losses relating to the reorganization separately in the accompanying statement of operations for the years ended December 31, 2003 and 2002, respectively.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amount reported in its financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

      ORBIMAGE’s principal source of revenue is the sale of satellite imagery to customers, value-added resellers and distributors. Such sales often require us to provide imagery over the term of a multi-year sales contract. Accordingly, we recognize revenues on imagery contracts on a straight-line basis over the delivery

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

term of the contract. Deferred revenue represents receipts in advance of the delivery of imagery. Revenue for other services is recognized as services are performed.

      We recognize revenue on the contracts to construct distributor ground stations and contracts to provide image-processing services using the percentage-of-completion method of accounting. Revenue on these contracts is recognized based on costs incurred in relation to total estimated costs. These incurred costs approximate the output of deliverables to our customers. Revenues recognized in advance of becoming billable are recorded as unbilled receivables. Such amounts generally do not become billable until after the satellite becomes operational with the individual ground stations. Total unbilled accounts receivable were $0.2 million and $5.6 million at December 31, 2003 and 2002, respectively, and were collected in the succeeding 12 month period. To the extent that estimated costs of completion are adjusted, revenue and profit recognized from a particular contract will be affected in the period of the adjustment. Anticipated contract losses are recognized as they become known.

      Much of our revenues are generated through contracts with the U.S. Government. U.S. Government agencies may terminate or suspend their contracts at any time, with or without cause, or may change their policies, priorities or funding levels by reducing agency or program budgets or by imposing budgetary constraints. If a U.S. Government agency terminates or suspends any of its contracts with ORBIMAGE, or changes its policies, priorities, or funding levels, these actions would have a material adverse effect on our business, financial condition and results of operations. Our imagery contracts with international customers generally are not cancelable.

      For contracts consisting of multiple elements, we identify these elements and consider whether the delivered item(s) has value to the customer on a standalone basis, whether there is objective and reliable evidence of the fair value of the undelivered item(s) and, if the arrangement includes a general right of return relative to the delivered item(s), delivery of performance of the undelivered item(s) considered probable and substantially in our control.

      Allowances for doubtful accounts receivable balances are recorded when circumstances indicate that collection is doubtful for particular accounts receivable or as a general reserve for all accounts receivable. Management estimates such allowances based on historical evidence such as amounts that are subject to risk. Accounts receivable are written off if reasonable collection efforts are not successful.

Stock-Based Compensation

      Compensation expense for employee stock-based compensation plans is measured using the best estimate of market value as of the measurement date as prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Compensation expense is recognized over the restriction period for the restricted stock grants to the employees. To the extent that we grant stock options to non-employee consultants or advisors, we record costs equal to the fair value of the options granted as of the measurement date as determined using a Black-Scholes model.

Cash and Cash Equivalents

      We consider all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Concentrations of Credit Risk

      Financial instruments which potentially subject us to concentrations of credit risk consist principally of operating cash in excess of FDIC insured limits and temporary cash investments. We place our temporary cash investments with high credit quality financial institutions which invest primarily in U.S. Government instruments guaranteed by banks or savings and loan associations which are members of the FDIC.

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

Recovery of Long-Lived Assets

      Our policy is to review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We recognize an impairment loss when the sum of expected undiscounted net future cash flows is less than the carrying amount of the assets. The amount of the impairment is measured as the difference between the asset’s estimated fair value and its book value. Fair market value is determined primarily using the projected future cash flows discounted at a rate commensurate with the risk involved.

Goodwill and Intangibles

      On January 1, 2002, the Predecessor Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which eliminated the amortization of goodwill and other intangibles with indefinite useful lives unless the intangible asset is impaired. The Predecessor Company performed an impairment test of its goodwill by comparing the fair value of the applicable reporting unit (based on a calculation of the present value of the unit’s future cash flows) to the carrying amount of the unit’s assets and liabilities. Based on this comparison, the Company determined that no impairment of recorded goodwill existed at December 31, 2003 and 2002, respectively. The following table provides a reconciliation of reported net loss and related per share amounts for the year ended December 31, 2001 to adjusted amounts which excludes the effect of goodwill amortization:

Predecessor
Company
2001

(In thousands, except
per share data)

Net loss attributable to common stockholders:

Net loss as reported	$(177,046)

Preferred stock dividends	(3,936)

Net loss attributable to common stockholders	(180,982)

Add back goodwill amortization	312

Adjusted	$(180,670)

Earnings (loss) per share, basic and diluted:

As reported	$(7.18)

Add back goodwill amortization	0.01

Adjusted	$(7.17)

      As part of the Fresh-Start accounting as discussed in Note 3, we recorded goodwill based on an independent enterprise valuation. Intangible assets that have finite useful lives continue to be amortized over those useful lives.

Income Taxes

      We recognize income taxes using the asset and liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

the enactment date. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided as necessary.

Satellites and Related Rights and Property, Plant and Equipment

      The Predecessor Company purchased the OrbView-2 License, the OrbView-3 satellite and the ground system assets from Orbital Sciences pursuant to the System Procurement Agreement, discussed in Note 4 below. Amortization of the capitalized costs begins when the assets are placed in service. Capitalized costs include the cost of any applicable launch insurance.

      Depreciation and amortization are provided using the straight-line method as follows:

Ground system assets	8 years

Furniture and equipment	3 to 5 years

OrbView-2	7 1/2 years

Leasehold improvements	Shorter of estimated useful life of lease or lease term

      The OrbView-3 satellite and related ground system assets will be depreciated over a 5-year period in accordance with their design life.

Recent Accounting Pronouncements

      In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123.” SFAS No. 148 amended SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 related to disclosures about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable to interim or annual periods that end after December 15, 2002, and as such have been incorporated into these financial statements.

      In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 13, 2003. We implemented SFAS No. 150 effective with the adoption of fresh start reporting on December 31, 2003. The adoption of this statement did not have any impact on our financial statements.

(3)	Fresh-Start Accounting, Reporting and Reorganization

      The emergence from Chapter 11 resulted in a new reporting entity and adoption of Fresh-Start accounting in accordance with SOP 90-7. We allocated the reorganization value to our net assets based on their estimated fair values in accordance with SFAS No. 141, “Business Combinations,” as of December 31, 2003, the Effective Date. Such fair values represent our best estimates based on independent valuations. These valuations were based on a number of estimates and assumptions which are inherently subject to significant uncertainties and contingencies beyond our control. Accordingly, there can be no assurance that the valuations will be realized, and the actual results could vary significantly. Immaterial differences between estimated pre-petition liabilities assumed by the Successor Company and the final settlement amounts are recognized as they occur.

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

      ORBIMAGE developed a set of financial projections to facilitate the calculation of the enterprise value of the Successor Company. The enterprise value was determined with the assistance of a third party financial advisor using a discounted cash flow analysis. The discounted cash flow analysis was based upon five years projected financial results, including an assumption for terminal values using cash flow multiples, discounted at our estimated post restructuring weighted-average cost of capital. The estimated enterprise value of ORBIMAGE on the effective date of the Plan of Reorganization (“POR”) was determined to be approximately $140 million to $155 million. We selected the midpoint of the range, approximately $148 million, as the estimated enterprise value. Pursuant to SOP 90-7, the reorganization value of ORBIMAGE on the effective date of the POR was determined to be approximately $153 million, which represented the enterprise value of $148 million plus the fair value of the current liabilities on December 31, 2003.

      As stated previously, ORBIMAGE’s post-emergence financials statements are not comparable with the Predecessor Company’s pre-emergence financial statements. The table below reflects the implementation of the POR and the adjustments of such assets and liabilities to fair value as of December 31, 2003 based on the Successor Company’s reorganization value as included in the POR and as approved by the Bankruptcy Court. The reorganization equity value of $74.8 million is calculated by subtracting the Successor Company’s debt of $73.1 million on the Effective Date from the estimated enterprise value.

      The effects of the reorganization pursuant to the Restructuring Plan and the application of fresh start reporting on the Predecessor’s Company’s balance sheet as of December 31, 2003 are as follows (in thousands):

	Predecessor					Successor
	Company					Company
	December 31,	Debt		Fresh-Start		December 31,
Condensed Balance Sheet	2003	Discharge		Adjustments		2003

Current assets:

Cash and cash equivalents	$14,405	$—		$—		$14,405

Receivables, net	784	(28	)(a)			756

Other current assets	1,143	—		—		1,143

Total current assets	16,332	(28)		—		16,304

Property, plant and equipment, net	17,714	—		—		17,714

Satellites and related rights, net	89,370	—		—		89,370

Goodwill	1,974	—		26,516	(A)	28,490

Other assets	1,441			—		1,441

Total assets	$126,831	$(28)		$26,516		$153,319

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

	Predecessor					Successor
	Company					Company
	December 31,	Debt		Fresh-Start		December 31,
Condensed Balance Sheet	2003	Discharge		Adjustments		2003

Current liabilities:

Accounts payable and accrued expenses (post petition)	$4,743	$—		$—		$4,743

Deferred revenue	651	—		—		651

Liabilities subject to compromise (pre-petition)	242,309	(242,309	)(a)	—		—

Total current liabilities	247,703	(242,309)		—		5,394

Long-term debt	21,640	(21,640	)(a,b)	—		73,115
		73,115	(a,b)

Series A preferred stock	111,150	(111,150	)(c)	—		—

Stockholders’ equity:

Common stock	252	(192	)(c,d)	3	(B)	63

Additional paid-in-capital	87,507	111,342	(c,d)	(120,700	)(A,B)	78,149

Unearned compensation	—	—		(3,402	)(B)	(3,402)

Accumulated deficit	(341,421)	190,806	(a,b)	150,615	(A)	—

Total stockholders’ equity (deficit)	(253,662)	301,956		26,516		74,810

Total liabilities and stockholders’ equity (deficit)	$126,831	$(28)		$26,516		$153,319

Notes:

a —	To reflect discharge of the disputed liabilities and liabilities subject to compromise per the POR.

b —	To record the cancellation of the $19.1 million Insurance Loan and issuance of $19.1 million of Senior Notes to the holders of the Insurance Loan and $54.0 million of Senior Subordinated Notes to the qualified creditors of the Predecessor Company.

c —	To reflect the discharge of the preferred stock. All preferred stock was cancelled and warrants exercisable at $28.22 per warrant were issued pro-rata to the preferred stockholders.

d —	To record the cancellation of Predecessor Company’s common stock (25.2 million shares) and issuance of Successor Company’s common stock (6.0 million shares).

A —	To record fresh start adjustments to eliminate accumulated deficit and record goodwill per the independent fair market valuation. Reorganization value in excess of the fair value of identified assets was recorded to reflect the enterprise value.

B —	To record the issuance of a restricted stock grant.

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

      On December 31, 2003 all liabilities subject to compromise were settled in accordance with the POR (see Note 1) by either being discharged by the Bankruptcy Court or settled as ongoing obligations. As of December 31, 2002, liabilities subject to compromise (see Note 1) were as follows (in thousands):

Predecessor
Company
2002

Accounts payable and accrued expenses	$485

Accrued interest payable	9,930

Deferred revenue	262

Obligations to related parties	6,741

Senior notes	225,000

$242,418

(4)	Relationship with Orbital Sciences

      The Predecessor Company was initially established as a wholly-owned subsidiary of Orbital Sciences. In 1997, the Predecessor Company issued preferred stock to private investors to fund a significant portion of the remaining costs of existing projects (the “Private Placement”). During 1997, the Predecessor Company also executed certain contracts with Orbital Sciences whereby all assets and liabilities of Orbital Sciences’s operating division, the Predecessor Company, were sold to the Predecessor Company at historical cost.

      The Predecessor Company had three significant contracts with Orbital Sciences at the beginning of 2002: (i) the ORBIMAGE System Procurement Agreement dated November 18, 1996, as amended (the “System Procurement Agreement”), (ii) the OrbView-2 License Agreement dated May 8, 1997 (the “OrbView-2 License”), and (iii) the Amended and Restated Administrative Services Agreement dated May 8, 1997 (the “Administrative Services Agreement”).

      Under the System Procurement Agreement, the Predecessor Company purchased (i) the OrbView-1 satellite, (ii) an exclusive license entitling the Predecessor Company to all of the economic rights and benefits of the OrbView-2 satellite, (iii) the OrbView-3 satellite and launch service, (iv) the OrbView-4 satellite and launch service and (v) the ground system assets used to command and control the satellites as well as receive and process imagery. Pursuant to the System Procurement Agreement, the Predecessor Company committed to purchase various satellites, rights and ground systems for approximately $279.9 million, net of $31.0 million to be funded by the U.S. Air Force through a contract with Orbital Sciences. The System Procurement Agreement originally called for the OrbView-3 satellite to be constructed and launched before OrbView-4; however, continuing schedule delays resulted in OrbView-4 being constructed and delivered first.

      The Predecessor Company did not incur costs under the System Procurement Agreement for the years ended December 31, 2003 and 2002, respectively, and incurred costs of $4.4 million for the year ended December 31, 2001. As of December 31, 2002, $4.4 million of costs previously incurred under the System Procurement Agreement were outstanding. Under the terms of the Settlement Agreement discussed in Note 1 above, once OrbView-3 was launched, Orbital Sciences made a payment of $2.5 million to the Predecessor Company, and Orbital Sciences agreed to discharge the $4.4 million obligation discussed above. Orbital Sciences further agreed to defer a $1.5 million on-orbit milestone payment due Orbital Sciences until May  7, 2005, the one-year anniversary of the date of acceptance by ORBIMAGE of the OrbView-3 system. In addition, the maximum amount of the annual post-launch on-orbit payments to Orbital Sciences was reduced from $2.25 million to $1.125 million on each of the first five anniversaries of the acceptance by ORBIMAGE of the OrbView-3 system, for a total maximum obligation of $6.375 million.

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

      Because the OrbView-3 launch did not occur by April 30, 2003 and the cause of the delay in launch was other than force majeure (as defined in the System Procurement Agreement), the terms of the Settlement Agreement required that Orbital Sciences pay the Predecessor Company daily launch delay penalties of $16,430 beginning May 1, 2003 until Launch had occurred. Furthermore, because the Predecessor Company did not accept the OrbView-3 System as provided in the System Procurement Agreement by July 31, 2003, Orbital Sciences was required to pay the Predecessor Company daily checkout delay penalties of $16,430 until either (i) the Predecessor Company accepted the OrbView-3 system; (ii) Orbital Sciences had made all commercially reasonable efforts to achieve on-orbit verification and checkout of the OrbView-3 system; or (iii) the delay penalty cap of $5 million was reached. The checkout penalty delays were eliminated in October 2003 when it was mutually agreed that Orbital Sciences had made all commercially reasonable efforts to achieve on-orbit verification. Orbital Sciences paid the Predecessor Company delay penalties of approximately $2.3 million during the year ended December 31, 2003.

      Under the OrbView-2 License Agreement, Orbital Sciences has granted an exclusive worldwide license to ORBIMAGE to use and sell OrbView-2 imagery. Pursuant to the terms of the OrbView-2 License Agreement, Orbital Sciences assigned to ORBIMAGE all amounts that are due or become due to Orbital Sciences under a contract Orbital Sciences had with NASA to deliver OrbView-2 imagery, and ORBIMAGE has sole responsibility for operating and controlling the OrbView-2 satellite. This contract expired on December 19, 2002. Effective December 20, 2002, the Predecessor Company executed a new contract to provide OrbView-2 imagery to NASA for a one-year period. This contract was renewed effective December 20, 2003 for an additional year.

      Under the Administrative Services Agreement, the Predecessor Company paid Orbital Sciences for office space and other administrative services, as well as certain direct and indirect operating services provided by Orbital Sciences. The Administrative Services Agreement was terminated on March 31, 2002. As part of the Settlement Agreement, the Predecessor Company and Orbital Sciences executed a sublease agreement which permits us to continue subleasing our current office space from Orbital Sciences through April 2005.

(5)	Asset Losses and Impairment Charges

Loss on Sale of RadarSat-2 License

      In 1998, the Predecessor Company entered into an agreement with MDA, then a Canadian subsidiary of Orbital Sciences, under which the Predecessor Company acquired the exclusive worldwide distribution rights for the RadarSat-2 satellite imagery (the “RadarSat-2 License”). Under the RadarSat-2 License, MDA would own and operate the RadarSat-2 satellite, and would provide operations, data reception, processing, archiving and distribution services to the Predecessor Company. The Company’s acquisition of the RadarSat-2 License was to cost $60 million, of which $30 million was paid in 1999. The RadarSat-2 License Agreement was terminated on February 9, 2001 and replaced with a new RadarSat-2 Territorial License agreement (the “RadarSat-2 Territorial License”), pursuant to which MDA granted to the Predecessor Company an exclusive territorial license to distribute and sell RadarSat-2 imagery in North America (except Canada) for $40 million. The $30 million of payments previously remitted to MDA under the original RadarSat-2 License agreement were applied to the $40 million license fee under the RadarSat-2 Territorial License. The License required the Predecessor Company to pay the remaining $10 million license fee obligation in 2002. The Predecessor Company did not pay the remaining $10 million obligation because of numerous program delays and began to pursue litigation against MDA related to the RadarSat-2 Territorial License, seeking, among other things, rescission of the RadarSat-2 License and the return of the $30 million that the Predecessor Company paid to MDA. As discussed in Note 1 above, the Predecessor Company entered into a settlement agreement with MDA dated September 12, 2003 whereby the RadarSat-2 Territorial License Agreement was returned to MDA for $12 million. MDA paid $10 million in October 2003 to the Predecessor Company and will pay us $1 million in October 2004 and $1 million in October 2005. If MDA were to default in making

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

either such payment, interest would accrue on the unpaid principal amount at the default rate of 18 percent per annum compounded quarterly. The Predecessor Company recorded a loss on the sale of the RadarSat-2 Territorial License of $18.2 million in 2003.

Write-off of OrbView-4 and Application of Insurance Proceeds

      In September 2001, the Predecessor Company purchased insurance coverage for the combined risk of launch, satellite checkout and on-orbit satellite operations with respect to OrbView-4. The Predecessor Company paid $2.8 million to purchase insurance coverage of approximately $13.1 million. An additional $50 million of insurance coverage was purchased by the Predecessor Company on behalf of the senior note holders. One of the members of the informal committee of holders of the senior notes loaned the Predecessor Company the funds necessary to purchase such additional insurance coverage for approximately $12.7 million (the “Bridge Loan”). Interest accrued on the Bridge Loan at an annual rate of 13.625%. The Predecessor Company was also required to pay a 20% commitment fee to the Bridge Loan lender out of the proceeds to be received by the senior noteholders.

      On September 21, 2001, the OrbView-4 satellite suffered a launch failure and did not achieve its intended orbit. Accordingly, the Predecessor Company wrote off the value of OrbView-4 as well as the portion of the ground station assets that were directly related to the operation of OrbView-4. The Predecessor Company wrote off $144.2 million for OrbView-4 and an additional $10.5 million for the related ground station assets. These losses were offset by proceeds from insurance of $63.1 million. The components of the loss are summarized as follows (in thousands):

OrbView-4 satellite cost, before insurance premiums and commitment fee	$125,649

Capitalized insurance premiums paid by the Predecessor Company	2,823

Capitalized insurance premiums borrowed under Bridge Loan	12,749

Commitment fee and interest paid under Bridge Loan	2,960

Total value of Orb-View-4 satellite	144,181

Ground system assets related to OrbView-4	10,503

Total value of Orb-View-4 assets	154,684

Less: insurance proceeds	(63,130)

Total asset loss	$91,554

      The Predecessor Company used $15.7 million of the insurance proceeds received in December 2001 to payoff the Bridge Loan, related accrued interest and the commitment fee to the Bridge Loan lender. Approximately $13.1 million of insurance proceeds were used by the Predecessor Company to fund ongoing operations. The remaining insurance proceeds of $34.3 million were deposited with the trustee of the senior notes and were reflected on the Predecessor Company’s balance sheet as restricted cash at December 31, 2001. The use of these proceeds was restricted to debt service payments to the senior noteholders. On February 10, 2002, the senior noteholders received approximately $28.4 million of the proceeds as payment of the outstanding interest on the senior notes. On March 31, 2002 the remaining restricted cash of $5.9 million held by the trustee was applied as a partial payment to the March 1, 2002 interest obligation on the senior notes.

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

Asset Impairments

      Due to continued delays in the completion of OrbView-3 and RadarSat-2, the entry of competitors in markets served by us and the effect of terrorism activities on Federal funding for scientific imagery applications, we evaluated the recoverability of our remaining satellites and ground station assets pursuant to SFAS No. 144. Accordingly, the carrying value of the satellites and related ground station assets were adjusted to their most likely estimated fair values based on anticipated future discounted cash flows, resulting in the following non-cash impairment charges for the years ended December 31, 2002 and 2001 (in thousands):

	Predecessor
	Company

	2002	2001

Orb-View-2 license	$5,055	$14,869

Satellites and rights in process	—	25,880

Ground system assets	—	5,737

Total impairment charges	$5,055	$46,486

      No impairment was identified for the year ended December 31, 2003.

(6)	Comprehensive Income (Loss)

      For the years ended December 31, 2003, 2002, and 2001, there were no material differences between net loss as reported and comprehensive income (loss).

(7)	Earnings (Loss) Per Common Share

      The computations of basic and diluted loss per common share were as follows for the years ended December 31, 2003, 2002, and 2001 (in thousands, except share data):

	Predecessor Company

	2003	2002	2001

Numerator for basic and diluted earnings (loss) per common share:

Net earnings (loss)	$84,289	$(30,602)	$(177,046)

Preferred stock dividends	—	(1,111)	(3,936)

Net earnings (loss) available to common stockholders	$84,289	$(31,713)	$(180,982)

Denominator for basic and diluted earnings (loss) per common share:

Average number of common shares outstanding for basic computations	25,214,000	25,214,000	25,214,000

Average number of common shares assuming conversion of Series A 12% cumulative convertible preferred stock	23,389,664	(a )	(a )

Average number of common shares outstanding for diluted computations	48,603,664	25,214,000	25,214,000

Earnings (loss) per common share — basic	$3.34	$(1.26)	$(7.18)

Earnings (loss) per common share — diluted(b)	$1.73	$(1.26)	$(7.18)

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

(a)	The effect of the conversion of the Series A preferred stock is antidilutive for the years ended December 31, 2002 and 2001.

(b)	All warrants and stock options are antidilutive for each of the years presented since such warrants and options had exercise prices in excess of the average market value of the Predecessor Company’s common stock.

(8)	Property, Plant and Equipment

      Property, plant and equipment consisted of the following at December 31, 2003 and 2002 (in thousands):

	Successor	Predecessor
	Company	Company
	2003	2002

Land	$213	$213

Ground system assets	16,068	29,958

Furniture and equipment	897	3,320

Leasehold improvements	536	1,915

Accumulated depreciation and amortization	—	(18,909)

Total	$17,714	$16,497

      Depreciation and amortization expense was $1.1 million, $1.4 million and $3.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

(9)	Satellites and Related Rights

      Satellites and related rights consisted of the following at December 31, 2003 and 2002 (in thousands):

	Successor	Predecessor
	Company	Company
	2003	2002

In service:

OrbView-2 License	$3,054	$44,620

Accumulated amortization	—	(39,277)

	3,054	5,343

Satellites and rights in process	86,316	99,680

Total	$89,370	$105,023

      Satellite depreciation and amortization expense was $2.3 million, $4.6 million and $7.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

(10)	Income Taxes

      The Predecessor Company recorded no income tax expense for the years ended December 31, 2003, 2002 and 2001 as a result of tax losses incurred in those years. The differences between the tax provision (benefit) calculated at the statutory Federal income tax rate and the actual tax provision (benefit) for each of those years are as follows:

	Predecessor	Predecessor	Predecessor
	Company	Company	Company
	2003	2002	2001

U.S. Federal tax at statutory rate	$24,833	$(6,579)	$(60,196)

State income taxes, net	3,068	(813)	(4,426)

Valuation allowance	(27,901)	7,392	64,445

Other	—	—	177

Total tax provision	$—	$—	$—

      The primary components of federal deferred tax assets and liabilities were as follows (in thousands):

	Successor	Predecessor
	Company	Company
	2003	2002

Deferred tax assets related to:

Net operating loss carryforward	$50,516	$71,029

Property, plant and equipment	7,453	6,456

Reorganization costs	—	4,316

Other	558	4,147

Deferred tax assets	58,527	85,948

Less: valuation allowance	(58,367)	(85,868)

Net deferred tax assets	160	80

Deferred tax liabilities related to:

Amortization	(160)	(80)

Net deferred tax assets	$—	$—

      The decrease in valuation allowance is principally the result of the utilization of net operating loss carryforwards for the discharge of the Predecessor Company debt. We believe it is more likely than not that our existing deferred tax assets will not be realized. As of December 31, 2003, we had net operating loss carryforwards totaling approximately $132 million, which expire beginning in 2021. Such net operating loss carryforwards are subject to certain limitations and other restrictions.

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

(11)	Long-Term Debt

      Long-term debt consisted of the following as December 31, 2003 and 2002 (in thousands):

		Successor	Predecessor
		Company	Company
	Maturity Date	2003	2002

Senior Subordinated Notes	June 30, 2008	$53,995	$—

Senior Notes	June 30, 2008	19,120	—

Senior Notes	March 1, 2005	—	225,000

		73,115	225,000

Less amounts subject to compromise		—	(225,000)

Total		$73,115	$—

Predecessor Company Insurance Loan

      In 1998, the Predecessor Company issued 150,000 units consisting of senior notes and 1,312,746 warrants for common stock, raising net proceeds of approximately $144.6 million. The gross proceeds of the units offering of $150.0 million were allocated as follows: $142.1 million to the senior notes and $7.9 million to the value of the warrants recorded as a debt discount. In 1999, the Predecessor Company completed an add-on debt offering of senior notes raising net proceeds of approximately $68.1 million. The debt discount and issuance costs were amortized using the interest method as an adjustment to interest expense over the term of the senior notes resulting in an effective yield of approximately 13.4%. Interest on the senior notes accrued at a rate of 11.625% per annum and was payable semi-annually in arrears on March 1 and September 1. The senior notes were to mature on March 1, 2005.

      At December 31, 2001, the Predecessor Company was in default with regard to the senior notes because the Predecessor Company did not make the scheduled interest payments for that year. On February 10, 2002, the senior noteholders received approximately $28.4 million of insurance proceeds as payment of the outstanding interest on the senior notes, which cured the payment default. This payment included interest on the overdue installments of interest which was payable at a rate of 12.625 percent per annum. The Predecessor Company made a partial payment of $5.9 million to the senior noteholders in conjunction with the March 1, 2002 semiannual interest payment on March 31, 2002, but was in default again on its interest obligations under the senior notes by $7.2 million with regard to that payment. As a result of the Bankruptcy Filing on April 5, 2002, an automatic stay was imposed to prevent claimants from attempting to collect amounts due or to proceed against property of the Predecessor Company.

      The Predecessor Company recorded interest expense on the senior notes until April 5, 2002. In accordance with SOP 90-7, interest expense was not recorded during the Chapter 11 period because it was considered probable that a claim for payment of interest would not be allowed. If the Predecessor Company had recorded interest expense during the Chapter 11 period, interest expense for the years ended December 31, 2003 and 2002 would have increased by approximately $28.0 million and $22.0 million, respectively.

      In conjunction with the issuance of the senior notes, the Predecessor Company incurred debt financing costs which had been deferred and were being amortized over the term of the senior notes. Such amortization was reported as a component of interest expense. As a result of the Chapter 11 filing, the Predecessor Company ceased amortizing these costs and wrote them off.

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

Predecessor Company Insurance Loan

      In June 2003, the Predecessor Company purchased insurance coverage for the combined risk of launch, satellite checkout and on-orbit satellite operations with respect to OrbView-3. The Predecessor Company paid approximately $14.8 million to purchase insurance coverage of $51 million on behalf of the senior note holders. Certain of the members of the informal committee of holders of the senior notes loaned the Predecessor Company the funds necessary to purchase the insurance coverage (the “Insurance Loan”). the Predecessor Company also borrowed funds required to pay a 20 percent commitment fee to the Insurance Loan lenders for securing the loan. The total amount borrowed under the Insurance Loan was approximately $17.8 million. Interest accrued on the Insurance Loan at an annual rate of 13.625% and was added to the principal balance. The Predecessor Company recognized interest expense on the insurance loan of approximately $1.3 million during the year ended December 31, 2003.

Successor Company Senior Notes and Senior Subordinated Notes

      On the Effective Date of our emergence from bankruptcy protection, holders of the Predecessor Company’s senior notes and the Predecessor Company’s qualified general unsecured creditors received $50 million of the Successor Company’s new Senior Subordinated Notes. In addition, Orbital Sciences received $2.5 million of Senior Subordinated Notes in full satisfaction of its claims, and certain other parties received approximately $1.5 million of Senior Subordinated Notes in exchange for advisory and other services. Each holder of the Predecessor Company’s Insurance Loan received, in full satisfaction of its Insurance Loan claim, its pro rata share of the Successor Company’s new Senior Notes totaling approximately $19.1 million.

      Both the Senior Notes and the Senior Subordinated Notes accrue interest at the rate of 13.625 percent per annum, payable only in kind, on a semiannual basis through December 31, 2004. Thereafter, interest is payable in cash on a semiannual basis in arrears at the rate of 11.625 percent per annum, with such payments commencing on June 30, 2005. Both the Senior Notes and the Senior Subordinated Notes contain certain restrictive covenants that restrict certain payments, capital expenditures, limitations on issuance of debt, transfers, and asset sales. All cash on hand in excess of $15 million at June 30, 2004 and December 31, 2004 (after cash required for operations, capital expenditures and required debt service) and all cash on hand in excess of $10 million semiannually thereafter (after cash required for operations, capital expenditures and required debt service) will be required to be used first to repurchase the Senior Notes, then to repurchase up to 50 percent of the Senior Subordinated Notes. The Senior Notes and the Senior Subordinated Notes both mature on June 30, 2008 and can be prepaid in full at any time without penalty.

      The Senior Note agreement contains a covenant requiring us to maintain an on-orbit insurance policy for as long as the Senior Notes remain outstanding (the “Continuing Insurance”). The Continuing Insurance will be for a coverage amount equal to the lesser of $50 million or the maximum amount available to be underwritten in the insurance market. The Senior Notes rank senior to the Senior Subordinated Notes.

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

(12)	Leases

      Total rental expense under operating leases was $0.7 million, $0.2 million, and $0.2 million for the years ended December 31, 2003, 2002, and 2001. Aggregate minimum rental commitments under non-cancelable operating leases (primarily for office space and equipment) as of December 31, 2003 were as follows (in thousands):

2004	$698

2005	699

2006	236

2007	228

2008	222

Thereafter	89

$2,172

(13)	Employee Benefit Plan

      Our employees participate in the Orbital Imaging Corporation Retirement Savings Plan, as amended, a defined contribution plan (the “Retirement Plan”) in accordance with Section 401(k) of the Internal Revenue code of 1986, as amended. Our contributions to the Retirement Plan are made based on certain plan provisions and at the discretion of our Board of Directors. The annual contribution expense was $0.2 million for each of the years ended December 31, 2003, 2002, and 2001, respectively.

(14)	Capital Stock

      Prior to the Effective Date, the Predecessor Company’s capital stock was composed of 75,000,000 shares of common stock (of which 25,214,000 million shares were issued and outstanding) and 10,000,000 shares of $0.01 par value preferred stock, of which: (i) 2,000,000 shares of the Series A preferred stock had been authorized (of which 975,349 shares were issued and outstanding); (ii) 2,000,000 shares of the Series B preferred stock had been authorized (none of which had been issued) and (iii) 2,000,000 shares of the Series C preferred stock had been authorized (none of which had been issued). The Series A preferred stock had an assigned stated value of $100 per share and holders were entitled to a cumulative dividend of 12% per annum payable semi-annually on May 1 and November 1 of each year, in cash or, in lieu thereof, payable in-kind in shares of Series A preferred stock on the basis of 120 shares of Series A preferred stock for each 1,000 shares of Series A preferred stock outstanding. All dividends were paid in-kind. The Predecessor Company stopped accruing dividends on the Series A preferred stock on April 5, 2002, the date the Predecessor Company filed for Chapter 11 bankruptcy protection.

      The activity in the preferred stock subject to repurchase was as follows for the year ended December 31, 2001 and 2002 (dollars in thousands):

	Shares	Amount

Balance as of December 31, 2000	868,052	$106,103

Preferred stock dividends paid in shares	107,297	3,235

Accrual of preferred stock dividends	—	701

Balance as of December 31, 2001	975,349	110,039

Accrual of preferred stock dividends	—	1,111

Balance as of December 31, 2002	975,349	$111,150

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

      In connection with the units offering on February 25, 1998, the Predecessor Company issued 150,000 warrants, which entitled the holders to acquire up to 1,312,746 shares of the Predecessor Company’s common stock. The warrants were exercisable at a price of $0.01 per share. Each warrant entitled the holder to buy 8.75164 shares of common stock. The warrants were to expire on March 1, 2005.

      Under the POR as confirmed by the Bankruptcy Court, all of the existing preferred stock, common stock and any options and warrants outstanding were cancelled as of the Effective Date. The capital stock of the Successor Company consists of 25,000,000 authorized shares of new common stock. Holders of the Predecessor Company senior notes and the general unsecured creditors received a pro-rata distribution of 6,000,000 shares of the Successor Company common stock on the Effective Date. Outstanding preferred stock was cancelled as of the Effective Date. Holders of the Series A preferred stock were issued a pro-rata share of warrants to purchase up to 318,947 shares of new common stock at $28.22 per share. These warrants expire on December 31, 2007. The warrants were valued by the Successor Company at $2.04 per share using the Black-Scholes options pricing model. This model utilizes certain information, such as the interest rate on a risk-free security maturing generally at the same time as the warrant being valued, and requires certain assumptions, such as the expected amount of time a warrant will be outstanding until it is exercised or it expires, to calculate the weighted-average fair value per share of warrants issued. The assumptions used to determine the value of the warrants were as follows:

Volatility	41.0%

Dividend yield	0.0%

Risk-free interest rate	3.2%

Expected average life	5 years

Exercise price per warrant	$28.22

(15)	Stock Incentive Plans

      Through the Predecessor Company’s stock option plan, as amended (the “Prior Stock Plan”), the Predecessor Company could issue to its employees, Orbital Sciences’ employees, consultants or advisors incentive or non-qualified options to purchase up to 4,800,000 shares of the Predecessor Company ’s common stock. Under the Prior Stock Plan, stock options could not be granted with an exercise price less than 85% of the stock’s fair market value at the date of the grant as determined by the Board of Directors. The Predecessor Company ’s options vested in one-third increments over either a two-year or a three-year period. The maximum term of an option was 10 years. No options were granted for the years ended December 31, 2003 and 2002. The Prior Stock Plan was terminated on the Effective Date, and all options issued were cancelled on that date.

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

      The following table summarizes the activity relating to the Prior Stock Plan for the years ended December 31, 2001, 2002 and 2003:

			Weighted	Outstanding
	Number of	Option Price	Average	and
	Shares	Per Share	Exercise Price	Exercisable

Outstanding as of December 31, 2000	3,511,680	$3.60-6.25	$4.77	2,510,455

Granted	766,619	1.50	1.50

Canceled or expired	(1,259,072)	1.50-7.25	4.39

Outstanding as of December 31, 2001	3,019,227	1.50-7.25	4.10	2,381,318

Canceled or expired	(678,647)	1.50-7.25	4.21

Outstanding as of December 31, 2002	2,340,580	1.50-7.25	4.10	2,215,266

Canceled or expired	(2,340,580)	1.50-7.25	4.10

Outstanding as of December 31, 2003	—	$—	$—	—

      Had the Predecessor Company determined compensation expense based on the fair value at the grant date for its stock options in accordance with the fair value method prescribed by SFAS 123, the Predecessor Company’s pro forma net loss and pro forma basic loss per common share would have been approximately $182.1 million and $7.22, respectively, for the year ended December 31, 2001. Pro forma diluted loss per common share for the year ended December 31, 2001 would be the same as the pro forma basic loss per share shown above since all potentially dilutive securities were antidilutive and were excluded due to the net loss for 2001. Pro forma net loss as stated above is not necessarily representative of the effects of reported net income (loss) for future years due to, among other things, the vesting period of the stock options and the fair value of the additional stock options in future years. No compensation expense would have been recorded for the years ended December 31, 2003 and 2002 because the options were worthless as a result of the Chapter 11 filing.

      The Predecessor Company used the Black-Scholes options pricing model for the year ended December 31, 2001 for options issued to employees and directors to determine the pro forma impact to its net loss. The assumptions used to determine the pro forma impact for the year ended December 31, 2001 were as follows:

Volatility	155.0%

Dividend yield	0.0%

Risk-free interest rate	4.5%

Expected average life	6.0 years

Weighted average exercise price per share	$4.18

      The fair value of the options granted to employees, directors and non-employees during the year ended December 31, 2001 was estimated at $1.42 per share. Compensation expense recognized during the year ended December 31, 2001 was not material.

      On the Effective Date, the Successor Company adopted the Employee Stock Incentive Plan (the “New Stock Plan”), under which stock options, restricted stock and other stock-based awards may be granted to employees, officers, directors, consultants or advisors. As of December 31, 2003, 826,364 shares were authorized and available for grant under the New Stock Plan. On December 31, 2003, 275,454 shares of restricted stock were issued. These shares vest in three tranches as follows: 45,909 shares on June 30, 2004, 137,727 shares on January 3, 2005 and 91,818 shares on January 3, 2006. The fair market value of the restricted stock was valued at the reorganization equity value of the Successor Corporation on the Effective Date divided by the number of Successor Company common shares issued to the creditors upon reorganization.

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

(16)	Information on Industry Segments and Major Customers

      The Predecessor Company operated as a single segment for the years ended December 31, 2003, 2002, and 2001. The Predecessor Company recognized revenues related to contracts with the U.S. Government, its largest customer, of approximately $3.1 million, $12.4 million, and $14.5 million for the years ended December 31, 2003, 2002, and 2001, respectively, representing approximately 34%, 80%, and 77% of total revenues recognized during 2003, 2002, and 2001, respectively. The Predecessor Company also recognized revenue of approximately $3.4 million in 2003 associated with the completion of construction of a ground station for one of its international customers.

(17)	Summary of Quarterly Information (Unaudited)

	Predecessor Company
	2003 Quarters

(In thousands, except share data)	First	Second	Third	Fourth

Revenues	$1,690	$1,302	$1,134	$5,093

Loss from operations	(1,001)	(1,498)	(2,116)	(19,812)

Net earnings (loss)	(2,744)	(2,996)	(4,640)	94,669

Earnings (loss) per diluted share(a)	(0.11)	(0.12)	(0.18)	1.95

	Predecessor Company
	2002 Quarters

(In thousands, except share data)	First	Second	Third	Fourth

Revenues	$4,291	$4,390	$4,239	$2,632

Earnings (loss) from operations	495	477	926	(6,019)

Net loss	(8,597)	(854)	(841)	(20,310)

Loss per diluted share	(0.39)	(0.03)	(0.03)	(0.81)

(a)	The sum of each quarter’s earnings (loss) per diluted share does not equal earnings per diluted share reported for the full year due to the antidilutive effect of the assumed conversion of the Series A preferred stock in the first three quarters of 2003.

Fourth Quarter Items

      In the fourth quarter of 2003, the Predecessor Company recorded a loss on the sale of the RadarSat-2 Territorial License of $18.2 million, which was offset by the gain recorded on the discharge of Predecessor Company debt of $116.1 million. In the fourth quarter of 2002, the Predecessor Company wrote off unamortized debt issuance costs of $11.3 million, recorded a charge for impairment on the OrbView-2 satellite of $5.1 million and incurred reorganization charges of $3.1 million.

(18)	Subsequent Events

      During the first quarter of 2004, the OrbView-3 system became fully operational. The total capitalized cost of the OrbView-3 system is approximately $92 million and is being depreciated over its five-year design life. Formal acceptance of the OrbView-3 system was effective May 7, 2004. During 2004, ORBIMAGE Inc. has commenced revenue recognition from contracts to supply imagery to its regional distributors in Asia. These contracts provide for guaranteed annual minimum imagery purchases totaling approximately $13.0 million for terms ranging from one to four years excluding option periods.

      At the end of the first quarter of 2004, we were awarded a contract to supply the National Geospatial-Intelligence Agency (“NGA”) with imagery and value-added products from the OrbView-3 satellite. The total value of the contract is $27.5 million over two years, of which approximately $10.5 million and

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

$12 million represent minimum commitments to purchase imagery in years one and two, respectively. The contract also provides for NGA to reimburse approximately $5.0 million for infrastructure costs we incurred and will incur to provide the required imagery. In June 2004, we received an additional task order to provide $6.4 million of production services to NGA under the program during the first year of the contract.

ORBIMAGE Inc.

STATEMENTS OF OPERATIONS

	Successor	Predecessor
	Company	Company

	Nine Months Ended
	September 30,

	2004	2003

	(Unaudited; In thousands,
	except share data)

Revenues	$20,650	$4,125

Direct expenses	24,997	5,416

Gross loss	(4,347)	(1,291)

Selling, general and administrative expenses	7,127	3,324

Loss from operations	(11,474)	(4,615)

Interest expense, net	7,484	648

Loss before reorganization items and benefit for income taxes	(18,957)	(5,263)

Reorganization items:

Professional fees	—	5,132

Interest earned on accumulated cash and cash equivalents during Chapter 11 proceedings	—	(15)

Loss before benefit for income taxes	(18,957)	(10,380)

Benefit for income taxes	—	—

Net loss	$(18,957)	$(10,380)

Loss per common share — basic and diluted	$(2.97)	$(0.41)

See accompanying Notes to Financial Statements

ORBIMAGE Inc.

BALANCE SHEETS

	Successor Company

	September 30,	December 31,
	2004	2003

	(Unaudited; In thousands,
	except share data)

ASSETS

Current assets:

Cash and cash equivalents	$12,751	$14,405

Receivables net of allowances of $157 and $0, respectively	6,894	756

Other current assets	2,727	1,143

Total current assets	22,372	16,304

Property, plant and equipment, less accumulated depreciation of $2,756 and $0, respectively	15,428	17,714

Satellites and related rights, less accumulated depreciation and amortization of $13,241 and $0, respectively	76,240	89,370

Goodwill	28,490	28,490

Other assets	2,942	1,441

Total assets	$145,472	$153,319

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable and accrued expenses	$3,412	$4,743

Deferred revenue	1,945	651

Total current liabilities	5,357	5,394

Long-term debt	82,235	73,115

Total liabilities	87,592	78,509

Stockholders’ equity:

Common stock, par value $0.01; 25,000,000 shares authorized; 6,497,292 shares and 6,332,993 shares issued and outstanding, respectively	65	63

Additional paid-in-capital	79,822	78,149

Unearned compensation	(3,050)	(3,402)

Accumulated deficit	(18,957)	—

Total stockholders’ equity	57,880	74,810

Total liabilities and stockholders’ equity	$145,472	$153,319

See accompanying Notes to Financial Statements.

ORBIMAGE Inc.

STATEMENTS OF CASH FLOWS

	Successor	Predecessor
	Company	Company

	Nine Months Ended
	September 30,

	2004	2003

	(Unaudited; In
	thousands)

Cash flows from operating activities:

Net loss	$(18,957)	$(10,380)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	16,090	2,488

Interest expense paid in kind	7,559	648

Stock compensation	2,027	—

Changes in assets and liabilities:

Increase in receivables	(6,139)	380

(Increase) decrease in other current assets	(1,138)	114

(Decrease) increase in accounts payable and accrued expenses	(1,331)	3,314

Increase in deferred revenue	1,295	(270)

Net cash used in operating activities	(594)	(3,706)

Cash flows from investing activities:

Capital expenditures	(1,060)	(19,951)

Proceeds from launch delay penalties	—	1,955

Net cash used in investing activities	(1,060)	(17,996)

Cash flows from financing activities:

Proceeds from insurance loan	—	17,717

Proceeds from Orbital Sciences note	—	2,500

Net cash provided by financing activities	—	20,217

Net decrease in cash and cash equivalents	(1,654)	(1,485)

Cash and cash equivalents, beginning of period	14,405	6,293

Cash and cash equivalents, end of period	$12,751	$4,808

Supplemental cash flow information:

Payments made in conjunction with Chapter 11 reorganization:

Professional fees	$1,040	$2,469

See accompanying Notes to Financial Statements

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2004

(Unaudited)

(1)	Basis of Presentation

      In the opinion of management, the accompanying unaudited interim financial information reflects all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the information. Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted following the instructions, rules and regulations prescribed by the Securities and Exchange Commission (“SEC”). Although management believes that the disclosures provided are adequate to make the information presented not misleading, you should read these unaudited interim financial statements in conjunction with the audited financial statements and associated footnotes for the year ended December 31, 2003. Operating results for the nine months ended September 30, 2004 are not necessarily indicative of the results that may be expected for the full year.

(2)	Nature of Operations

      On December 31, 2003 (the “Effective Date”), Orbital Imaging Corporation (the “Predecessor Company”) emerged from reorganization proceedings under Chapter 11 of the Federal bankruptcy laws pursuant to the terms of the Plan of Reorganization (as hereinafter defined). Upon reorganization, the Orbital Imaging Corporation changed its name to ORBIMAGE Inc. (“ORBIMAGE,” the “Company” or the “Successor Company”), a Delaware corporation.

      ORBIMAGE Inc. is a global provider of Earth imagery products and services. ORBIMAGE Inc. operates an integrated system of digital remote sensing satellites, U.S. and international ground stations and Internet-based sales channels to collect, process and distribute Earth imagery products. The OrbView-2 satellite was launched on August 1, 1997, and completed its on-orbit checkout in October 1997. Revenues related to the OrbView-2 satellite were $3.2 million and $2.7 million for the nine months ended September 30, 2004 and 2003, respectively. The OrbView-3 satellite was successfully launched on June 26, 2003 and was placed in service in February 2004. ORBIMAGE recognized revenues related to the OrbView-3 satellite of $15.4 million for the nine months ended September 30, 2004.

      Our operations are subject to certain risks and uncertainties that are inherent in the remote sensing industry. We have incurred losses since inception, and we believe that we will continue to do so through the first year of OrbView-3 operations. As of September 30, 2004 and December 31, 2003, we had $12.8 million and $14.4 million, respectively, of unrestricted cash and cash equivalents. Since our emergence from Chapter 11, we have funded our capital expenditures and cash flows from operating activities using cash on hand and revenues on existing contracts. We will be obligated to make cash payments of interest expense on our Senior Notes and Senior Subordinated Notes beginning in June 2005. Our capital expenditures for 2004 (excluding the NextView program) are expected to approximate $2 million. We believe that we currently have sufficient resources to meet our operating requirements through the next twelve months, but our ability to be profitable and generate positive cash flow through our operations beyond that period is dependent on the continued expansion of commercial services, adequate customer acceptance of our products and services and numerous other factors. As discussed below, the Company’s performance under the NextView Contract will require significant capital expenditures to develop, manufacture and launch the OrbView-5 satellite, and will be funded through separate issuances of debt and equity as well as from the Company’s future operating cash flows.

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

(3)	Significant Accounting Policies

Fresh-Start Accounting

      In connection with the emergence from Chapter 11, ORBIMAGE reflected the terms of the Plan of Reorganization in its financial statements in accordance with American Institute of Certified Public Accountants Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” (“SOP 90-7”) with respect to financial reporting upon emergence from Chapter 11 (“Fresh-Start accounting”). Upon applying Fresh-Start accounting, a new reporting entity (the Successor Company) is deemed to be created on the Effective Date and the recorded amounts of assets and liabilities are adjusted to reflect their estimated fair values. In this Quarterly Report, references to the periods ended December 31, 2003 and prior refer to the Predecessor Company, and the financial position as of December 31, 2003 and the periods ended subsequent to December 31, 2003 are reported as Successor Company. The financial statements of the Successor Company generally will not be comparable to those of the Predecessor Company.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amount reported in its financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

      In 2004, we commenced providing OrbView-3 satellite imagery to the U.S. Government and our major international customers. In general, they pay us a guaranteed annual minimum for OrbView-3 imagery over the term of a multi-year sales contract. Accordingly, we recognize revenues on these imagery contracts on a straight-line basis over the delivery terms of the contracts. Deferred revenue represents receipts in advance of the delivery of imagery. Revenue for other services is recognized as services are performed.

      Our ClearView contract with the U.S. Government also provides for reimbursement of approximately $5 million for infrastructure costs we incurred or will incur to provide the required imagery. Revenues from this contract are being recognized over the period the infrastructure is constructed, which will approximate two years.

Satellites and Related Rights

      The OrbView-3 satellite and related ground system assets were placed into service in February 2004 and are being depreciated over a 5-year period in accordance with its design life. ORBIMAGE recorded depreciation expense of $13.6 million on the OrbView-3 satellite and related ground system assets for the nine months ended September 30, 2004.

(4)	NextView Contract

      The U.S. Government, through the National Geo-Spatial Intelligence Agency (“NGA”), announced in March 2003 that it intended to support the continued development of the commercial satellite imagery industry through subsidies for the engineering, construction and launch of the next generation of imagery satellites by two providers. This program is known as NextView. The first NextView award was made to Digital Globe, a competitor of the Company, in September 2003. The Company made an initial bid for that award as a prime contractor teamed with Ball Aerospace, but withdrew its bid when Ball Aerospace elected to support the Digital Globe bid on an exclusive basis.

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

      NGA announced a request for proposals from potential second providers in April 2004. The NextView Second Vendor program will allow NGA to have two separate providers of next generation high-resolution satellite imagery, rather than just Digital Globe under the original award. On September 30, 2004, NGA announced that the Company had been awarded a contract under this NextView Second Vendor program. As the winning bidder of the NextView Second Vendor award, we will, as prime contractor, construct a new OrbView-5 satellite. The Company estimates its total project cost (including financing and launch insurance costs) to bring the OrbView-5 satellite into service will be approximately $502 million. Under the NextView contract the Company has with NGA, NGA will support the project with a cost share totaling approximately $237 million spread out over the course of the project and subject to various milestones.

      The Company anticipates the OrbView-5 satellite will be launched and go into service in early 2007. The Company intends to purchase launch insurance and on-orbit insurance to cover the replacement cost of the satellite in the event of a lunch failure or if on-orbit anomalies prevent the satellite from being placed into service. The costs of such insurance cannot be determined with specificity at this time, but the Company believes the premium will cost approximately 20 percent of the coverage amount if the insurance market at the time such insurance is purchased is similar to the current market. Once the OrbView-5 satellite is placed into service, the NextView award provides for NGA to purchase imagery from the satellite through September 30, 2008. NGA will have the first right to order images from the satellite, which the Company anticipates will utilize slightly more than half of the satellite’s imagery-taking capacity at any given time, with the remainder available for commercial and sate and foreign government sales by the Company.

      The Company believes that the OrbView-5 satellite, when launched and placed into service, will be the most modern, high-capacity, high-resolution commercial imaging satellite in the world. OrbView-5 will be designed for less than 0.5 meter resolution, panchromatic (black and white) images, and less than 2.0 meter resolution, multi-spectral (color) images, with the capability to take images across 700 square kilometers of the earth’s surface every day.

      On October 20, 2004, the losing bidder in the competition for the NextView Second Vendor award, a competitor of the Company named New SI LLC, filed a protest of NGA’s award to ORBIMAGE with the U.S. Government Accountability Office (“GAO”). NGA directed ORBIMAGE to continue working under the contract during the protest proceeding. On November 23, 2004, ORBIMAGE received notice from the GAO that it has dismissed the protest.

      The Company’s performance under the NextView Contract will require significant capital expenditures to develop, manufacture and launch the OrbView-5 satellite. In order to fund its operations and obligations under the NextView Contract, the Company will need to raise approximately $265 million over a period of approximately two and one half years, which it intends to raise through a combination of (i) an issuance and sale of units composed of an aggregate of 6.5 million shares of common stock and 6.5 million new warrants for a price of $10 per unit, which would be raised through a combination of a private offering and a rights offering to its existing stockholders, (ii) an issuance of $155 million of additional senior subordinated indebtedness that will rank no higher than pari passu with, and will not have any scheduled amortization or a maturity date prior to the scheduled maturity of, the existing senior subordinated notes of the Company, and (iii) cash flow generated by the Company’s existing business in the amount of approximately $45 million. The first portion of this funding was raised in a private placement which closed on November 16, 2004, in which the Company issued 3.25 million shares of common stock and warrants to purchase 4.25 million shares of common stock for a purchase price of $10 per share. At the closing of the private placement, the Company received $32.5 million in gross proceeds.

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

(5)	Comprehensive Income (Loss)

      For the nine months ended September 30, 2004 and 2003, there were no material differences between net loss as reported and comprehensive income (loss).

(6)	Earnings (Loss) Per Common Share

      The computations of basic and diluted loss per common share were as follows for the nine months ended September 30, 2004 and 2003 (in thousands, except share data):

	Successor	Predecessor
	Company	Company
	2004	2003

Numerator for basic and diluted loss per common share:

Net loss available to common stockholders	$(18,957)	$(10,380)

Denominator for basic and diluted loss per common share:

Average number of common shares outstanding for basic competitions	6,388,335	25,214,000

Average number of common shares assuming conversion of Series A 12% cumulative convertible preferred stock	—	(a)

Average number of common shares outstanding for basic computations	6,388,335	25,214,000

Loss per common share — basic and diluted(b)	$(2.97)	$(0.41)

(a)	The Series A cumulative convertible preferred stock was cancelled on December 31, 2003 effective with the Predecessor Company’s emergence from Chapter 11. The effect of the conversion of the Series A preferred stock is antidilutive for the 2003 period presented.

(b)	All potentially dilutive securities, such as preferred stock subject to repurchase, warrants and stock options are antidilutive for each of the periods presented.

(7)	Long-Term Debt

      ORBIMAGE’s Senior Notes and Senior Subordinated Notes accrue interest at the rate of 13.625 percent per annum, payable only in kind, on a semiannual basis through December 31, 2004. Thereafter, interest is payable in cash on a semiannual basis in arrears at the rate of 11.625 percent per annum, with such payments commencing on June 30, 2005. Both the Senior Notes and the Senior Subordinated Notes contain certain restrictive covenants that restrict certain payments, capital expenditures, limitations on issuance of debt, transfers, and asset sales. All cash on hand in excess of $15 million at June 30, 2004 and $45 million at December 31, 2004 (after cash required for operations, capital expenditures and required debt service) and will be required to be used first to repurchase the Senior Notes, then to repurchase up to 50 percent of the Senior Subordinated Notes. Management does not expect to repurchase any of the Senior Notes or Senior Subordinated Notes during 2004.

      The Senior Note agreement contains a covenant requiring us to maintain an on-orbit insurance policy for as long as the Senior Notes remain outstanding (the “Continuing Insurance”). The Continuing Insurance will be for a coverage amount equal to the lesser of $50 million or the maximum amount available to be underwritten in the insurance market. The Senior Notes rank senior to the Senior Subordinated Notes. ORBIMAGE paid approximately $1.1 million in January 2004 to procure the Continuing Insurance.

      ORBIMAGE has received commitments from investors to fund the $155 million in aggregate principal amount of additional senior subordinated indebtedness in conjunction with the NextView Second Vendor

ORBIMAGE Inc.

NOTES TO FINANCIAL STATEMENTS —  (Continued)

program. The additional senior subordinated indebtedness will rank pari passu with the Company’s existing Senior Subordinated Notes due 2008 and will not have any scheduled amortization or a maturity date prior to the scheduled maturity of the Senior Subordinated Notes. The Company paid to the parties who committed to the additional senior subordinated indebtedness a commitment fee equal to 100 basis points in cash for the total aggregate principal to which their commitments relate plus a pro rata share of 155,000 shares. Additionally, if the commitments have not been refinanced by three months and six months from contract execution, the Company will pay such parties additional commitment fees in cash, equal to 50 basis points and 100 basis points, respectively.

      At September 30, 2004 the Company had received consents from the holders of its Senior Subordinated Notes and the holders of its Senior Notes due 2008 that permit the Company to use up to $45 million of its cash flow from existing operations toward project costs for the OrbView-5 satellite. The consenting holders who held notes on the record date of July 29, 2004 received a consent fee in additional notes equal to 200 basis points on the principal amount of the notes to which the holders’ consents relate. Pursuant to the consents received from the noteholders, the Senior Subordinated Notes and the Senior Notes will not be callable by the Company until January 1, 2007.

      The Company has modified certain provisions of its indenture governing its Senior Subordinated Notes and the note and security agreement covering its Senior Notes to allow the Company to perform its obligations under the NextView contract.

(8)	Stock Incentive Plans

      On July 1, 2004, ORBIMAGE granted 164,299 shares of restricted stock to employees, officers, directors and other individuals under the ORBIMAGE Employee Stock Incentive Plan. Approximately 50,000 shares issued to employees will fully vest on December 31, 2004. The remaining shares, which were issued to officers and directors, will vest in three equal increments on December 31, 2004, 2005 and 2006. The fair market value of the restricted stock was valued at the market value of ORBIMAGE Inc. common stock on the date of grant.

      On September 24, 2004, ORBIMAGE granted 297,600 stock options to employees, officers, and directors at an option price of $6.50, the fair market value of the Company’s stock on the date of grant. These options vest in annual increments of 20 percent beginning on December 31, 2004.

(9)	Information on Industry Segments and Major Customers

      The Predecessor Company operated as a single segment for the nine months ended September 30, 2004. The Predecessor Company operated as a single segment for the nine months ended September 30, 2003. The Company recognized revenues related to contracts with the U.S. Government, its largest customer, of approximately $10.2 million for the nine months ended September 31, 2004, representing approximately 49% of total revenues recognized during the period. The Company also recognized revenue of approximately $2.8 million, $2.5 million and $2.3 million in 2004 associated with imagery sales to its three largest international customers, which represents 14%, 12% and 11%, respectively, of total revenues recognized during the period.

      The Predecessor Company recognized revenues related to contracts with the U.S. Government, its largest customer, of approximately $2.0 for the nine months ended September 30, 2003, representing approximately 48% of total revenues recognized during the period.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Dulles, Virginia on December 1, 2004.

ORBIMAGE INC.

By:	/s/ MATTHEW M. O’CONNELL

Name: Matthew M. O’Connell

Title:	President and Chief Executive Officer